UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission file number 1-5805
THE JPMORGAN CHASE 401(k) SAVINGS PLAN
(Full title of the plan)
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
(Name of issuer of securities held pursuant to the plan and the address of principal executive office)
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

By:	/s/ Louis Rauchenberger
Louis Rauchenberger
JPMorgan Chase & Co.
Managing Director and Controller
(Principal Accounting Officer)
Date: June 27, 2007

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Table of Contents

Page
Number(s)

Report of Independent Registered Public Accounting Firm for 2006	3

Report of Independent Registered Public Accounting Firm for 2005	4

Financial statements:
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	5
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005	6

Notes to financial statements	7 – 17

Supplemental schedules:
Schedule of assets (held at end of year) at December 31, 2006	18 – 72
Schedule of assets (acquired and disposed of within year) for the year ended December 31, 2006	73 – 96

Index to Exhibit	97

Signature of Principal Accounting Officer	98

Exhibit	99

Exhibit	100

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of
  The JPMorgan Chase 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for benefits of The JPMorgan Chase 401(k) Savings Plan (the “Plan”) as of December 31, 2006, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
During 2006, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.
In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the change in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2006, and (2) investment assets both acquired and disposed of within the plan year for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meaden & Moore, Ltd.
Cleveland, Ohio
June 8, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
   The JPMorgan Chase 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the JPMorgan Chase 401(k) Savings Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing and opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
June 21, 2006
A member firm of Ernst & Young Global Limited

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Statements of Net Assets Available For Benefits
As of December 31, 2006 and 2005

Assets:	2006	2005
Investments at fair value:
JPMorgan Chase & Co. and other common stocks	$5,413,830,031	$3,486,813,922
Common/collective trust funds	2,500,057,049	2,160,219,358
Registered investment companies (mutual funds)	2,053,714,713	1,791,540,119
Synthetic guaranteed investment contracts	1,769,972,592	1,656,572,494
Corporate debt instruments	1,125,501,087	492,039,223
Loans to plan participants	288,860,165	280,389,279
U.S. government and federal agency obligations	152,826,922	—
Plan’s share of the Master Trust (Note 6)	—	1,674,192,269
Derivative receivables	58,247,732	—
U.S. government-sponsored enterprise obligations	44,038,578	72,155,451
Other	83,081,803	42,483,963

Total investments	13,490,130,672	11,656,406,078

Contributing employers’ contributions receivable	32,499,734	9,508,739
Participants’ contributions receivable	19,782,942	18,065,176
Receivable for merger-related transactions	14,545,769	—
Other receivables	14,343,892	2,615,066
Dividends and interest receivable	12,615,072	3,033,525
Cash	3,733,414	—

Total assets	13,587,651,495	11,689,628,584

Liabilities:
Payable under securities lending agreements	343,855,333	71,025,568
Derivative payables	56,160,011	—
Payable for securities and interest purchased	30,414,576	142,775
Cash overdraft	—	12,640,567
Accrued expenses	940,595	136,055

Total liabilities	431,370,515	83,944,965

Net assets available for benefits reflecting all investments at fair value	13,156,280,980	11,605,683,619
Adjustment from fair value to contract value for fully benefit-responsive synthetic guaranteed investment contracts	26,062,826	21,119,111

Net assets available for benefits	$13,182,343,806	$11,626,802,730

The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2006 and 2005

	2006	2005
Contributions:
Employers	$260,650,251	$221,556,987
Participants	531,643,306	505,355,651
Rollovers	141,801,609	111,030,780

Total contributions	934,095,166	837,943,418

Investment activities:
Dividends from JPMorgan Chase & Co. common stock	111,340,607	118,168,301
Other dividends	133,459,827	80,790,071
Interest	77,403,975	31,151,758
Investment income from Plan’s interest in Master Trust	1,007,721	54,212,156
Net appreciation in fair value of investments, including Master Trust	1,486,186,292	309,237,017

Increase in net assets available for benefits derived from investment activities	1,809,398,422	593,559,303

Other income	5,609,953	—

Deductions:
Benefits paid to participants	(1,218,938,306)	(1,020,380,915)
Expenses	(6,429,961)	(1,403,071)

Net change during the year	1,523,735,274	409,718,735

Transfers from other plans	31,805,802	16,339,344
Net assets available for benefits at beginning of year	11,626,802,730	11,200,744,651

Net assets available for benefits at end of year	$13,182,343,806	$11,626,802,730

The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of the Plan
          The JPMorgan Chase 401(k) Savings Plan (“Plan”) is a defined contribution plan sponsored by JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank, N.A.”), a national banking association with branches in 17 states, and a wholly-owned bank subsidiary of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”).
          The following is a general description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan.
          General
          The Plan enables eligible employees of JPMorgan Chase and certain of its affiliated companies to fund an account, the value of which is to be applied for their benefit upon retirement or termination of employment. All amounts contributed to a Participant’s account under the Plan are held in a trust fund (“Trust Fund”).
          The Plan is administered by the Plan Administrator who is appointed by the Board of Directors of JPMorgan Chase or the JPMorgan Chase Bank, N.A. The Plan complies with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is designed to comply with Section 404(c) of ERISA and the related regulations. As a result, the Plan’s fiduciaries may be released from liability for any losses that result from the Participant’s individual investment decisions.
          Eligibility
          Full-time employees are eligible to enroll in the Plan as of their first day of employment. Part-time employees are eligible to participate after completing 90 days of service. Generally, any employee who is employed on an hourly, occasional, casual, temporary, seasonal, intern, or retainer basis, or an individual who is on a non-U.S. dollar payroll, or any individual who would be deemed to be an employee of a contributing employer (“Contributing Employer”) under the employee leasing provisions of Section 414(n) of the Internal Revenue Code of 1986, as amended (“Code”), is not eligible to participate in the Plan.
          Contributions
          Participant Contributions
          The Plan allows a participant (“Participant”) to defer on a pre-tax basis through payroll deductions up to 20% (in 1% increments) of their eligible compensation per pay period subject to certain legal limitations (“Deferred Contributions”). Eligible compensation generally means base salary plus applicable job differential pay (i.e., shift pay). In certain situations, eligible compensation includes other cash earnings (e.g., commissions, draws, and overrides) paid under certain plans that provide compensation in lieu of base salary. Eligible compensation excludes overtime, bonuses, special pay, or any other additional compensation and is not reduced by pre-tax contributions under this Plan and under certain other plans. The maximum annual eligible compensation under the Plan may not exceed the applicable statutory limit. In addition, Participants who are age 50 or older are permitted to make additional pre-tax contributions known as “catch-up” contributions. Certain individuals who participated in prior plans were able to make after-tax contributions.
          Employer Matching Contributions
          Generally, except as discussed below, each Contributing Employer makes a matching contribution (“Matching Contributions”) on behalf of each Participant who has completed one year of service in an amount equal to 100% of such Participant’s Deferred Contributions up to 5% of such Participant’s eligible compensation each pay period. Participants whose annual total cash compensation is $250,000 or more are not eligible to receive Matching Contributions. This determination is made as of each August 1 and applies for the next succeeding calendar year.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
          A Participant may elect to have 100% of their Matching Contributions invested in the same manner as their Deferred Contributions. If a Participant fails to make such an election, Matching Contributions will be invested in the Plan’s JPMorgan Chase Common Stock Fund.
          Employer Non-Matching Contributions
          JPMorgan Chase Bank, N.A. announced a discretionary contribution would be allocated to the accounts of certain non-highly compensated employees in early 2007. Participants have full investment discretion over vested employer non-matching contributions. Until the contributions are vested, the contribution will be invested in the Plan’s JPMorgan Chase Common Stock Fund.
          Rollover Contributions
          The Plan accepts qualifying rollover contributions made by Participants in cash from qualified retirement plans of other employers, including: qualified traditional individual retirement accounts (“IRA”); contributory individual retirement accounts; and governmental plans. After-tax rollovers are not accepted by the Plan.
          Dividend Election
          The JPMorgan Chase Common Stock Fund has been designated as a nonleveraged employee stock ownership plan. As such, a Participant may elect to have any dividends attributable to their vested balance paid to them on a quarterly basis rather than reinvested; the dividend payments are not subject to an early distribution tax penalty. If a Participant makes no election, the dividend income will automatically be reinvested in the Participant’s account in that fund (“Fund”).
          Vesting
          A Participant’s Deferred Contributions are always 100% vested, including any associated investment performance (or “earnings”). Participants are immediately 100% vested in the value of the Matching Contributions, including any associated investment performance. Employer non-matching contributions, if any, will generally vest after the Participant has completed three years of service.
          Distributions
          Withdrawal of Contributions
          The Plan allows a Participant to withdraw all or any portion of their vested account balance attributable to after-tax contributions or contributions rolled over from another qualified plan or IRA, if any. Certain individuals who participated in prior plans may also withdraw other types of nonforfeitable employer contributions, subject to certain restrictions.
          Participants who have withdrawn all amounts permissible under the preceding paragraph may request to withdraw up to the remaining amount of their vested account balance only upon attaining age 59 1/2 or for reasons of financial hardship, provided, however, that earnings realized after December 31, 1988, on Deferred Contributions, Matching Contributions made after December 31, 2004, and certain other Deferred Contributions under prior plans are not available for hardship withdrawal.
          Payment of Vested Benefits
          A Participant who terminates employment may elect to receive the value of their vested benefit under the Plan. In the event of the death of a married Participant, fully vested benefits will be distributed to the Participant’s spouse or to another beneficiary if the spouse previously consented. An unmarried Participant may designate anyone as their beneficiary. If there is no spouse or living beneficiary on the date of the Participant’s death, then the value of the vested benefit is distributed to the Participant’s estate.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
          A terminated Participant whose vested account balance under the Plan (including loans) is greater than $1,000 may elect to: (1) receive a lump sum payment; (2) obtain a rollover payment to an IRA or another employer’s qualified plan; (3) receive monthly, quarterly or annual installments of at least $500 over a period not exceeding their life expectancy, or (4) defer receipt of the distribution until April 1 of the year after they attain the age of 70 1/2. If no election is made, then the account distribution will be deferred, automatically, until the month after the Participant attains age 65.
          If a terminated Participant’s vested account balance does not exceed $1,000, the account balance, less any required income tax withholding, will be paid to the Participant in a single lump sum. However, if the Participant elects to roll over the distribution to an IRA or another employer’s qualified plan, the entire account balance will be distributed (i.e., there will be no income tax withholding).
          Loans to Plan Participants
          The Plan permits Participants to borrow a portion of their vested account balance without paying income taxes or incurring income tax penalties. The minimum loan amount is $1,000. The maximum aggregate amount of all loans to any Participant under the Plan is the lesser of $50,000 (reduced by the highest loan balance outstanding during the 12-month period preceding the date of the new loan) or 50% of the vested value of their account balance. The interest rate on a loan is based on the prime rate in effect on the first business day of the month, and it is fixed for the duration of the loan. Generally loans must be paid off within five years. If, however, the loan is for the purchase of a principal residence, the repayment period may be up to 15 years. A Participant is limited to no more than six loans outstanding at any time. Loan principal and interest are paid through payroll deductions. Loan transactions are reported in the Statements of Net Assets Available for Benefits as Loans to plan participants.
2.	Investment Program
          The net assets available for benefits of the Plan at December 31, 2006 and 2005, are held in a Trust Fund administered by JPMorgan Chase Bank, N.A., as trustee (“Trustee”), to be invested and distributed in accordance with the Plan and the trust agreement under which the Trust Fund was established.
          As of December 31, 2006, the 26 investment options consist of: 22 core investment funds, including six fixed-income funds, twelve domestic equity funds, and four international equity funds; the JPMorgan Chase Common Stock Fund and three lifestyle portfolios. The lifestyle portfolios invest in a fixed, but different mix of core unit trust options to provide Participants with varying risk/return profiles. The Participants direct their accounts and the funds are managed by various investment managers.
          Fund transactions are processed on a daily basis and are recorded at an aggregate level within the Trust Fund. J.P. Morgan Retirement Plan Services, LLC, a wholly-owned subsidiary of JPMorgan Chase, is the record keeper for the Plan.
          Participants may elect to change the allocation of their account balances and contributions in the investment funds on a daily basis. Participant requests for fund reallocations, transfers and distributions are processed on a daily basis using net asset values. Changes become effective on the same business day if the New York Stock Exchange is open and the request is made before 4 p.m. Eastern Time, or by the close of the New York Stock Exchange, whichever is earlier. Otherwise, the changes become effective on the next business day.
          At its discretion, JPMorgan Chase Bank, N.A. may place restrictions on investments in the Funds and on daily transfers and reallocations among Funds. Prior to October 1, 2006, no amount — including any prior balance — could be transferred and/or reallocated out of the four international funds for 30 calendar days from the date of the initial transfer/reallocation transaction. Effective October 1, 2006, a transfer and/or reallocation out of any of the investment funds that hold shares of a mutual fund or international fund will result in no amounts being transferred back into that same Fund for 30 calendar days from the date of the initial transfer/reallocation.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
3.	Summary of Significant Accounting Policies
          Basis of Presentation
          The accounting and financial reporting policies of the Plan conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”).
          Use of Estimates in the Preparation of Financial Statements
          The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits, and disclosure of contingent assets and liabilities. Actual results could be different from these estimates.
          Investment Valuation
          JPMorgan Chase & Co. common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape. Common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Investments in mutual funds and common/collective trust funds are valued at the per unit amounts reported by such Funds, which approximates fair value. Synthetic guaranteed investment contracts, which are fully benefit-responsive, are carried at contract value (cost plus accrued income). Corporate debt instruments, U.S. government and federal agency obligations, and U.S. government-sponsored enterprise obligations are valued at the last reported bid (quoted market) price. Loans to participants are valued at cost plus accrued interest, which approximates fair value.
          Derivative receivables and derivative payables are comprised of forward foreign exchange contracts and exchange traded futures and options contracts. Forward foreign exchange contracts are valued at their estimated fair values based on current prices for the underlying currencies obtained from independent market quotations. Exchange traded futures and options contracts are valued at fair values based upon the last reported sales price on the principal exchange on which the contracts are traded, with the resulting changes in contract values being recorded in net appreciation in fair value of investments.
          Securities and Securities Lending Transactions
          Securities transactions are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.
          The Plan participates in a securities lending program administered by JPMorgan Chase. Under the program, borrowers are required to provide collateral equal to a minimum of 102% of the fair value of the loaned securities in the form of cash, U.S. government securities, or other qualifying securities. JPMorgan Chase Bank, N.A. bears all the costs of the program. Net interest income earned by the Plan under the program was $741,311 and $136,529 in 2006 and 2005, respectively, which is recorded in interest income in the Statement of Changes in Net Assets Available for Benefits. At December 31, 2006 and 2005, common stock, U.S. government-sponsored enterprise obligations, U.S. government and federal agency obligations, corporate debt instruments, and other investments of the Plan with an aggregate fair value (no collateral) of $342,279,060 and $69,141,572, respectively, had been loaned under this program.
          Participant Withdrawals
          Participant withdrawals are recorded when paid.
          Differences between Financial Statements and Form 5500
          The Plan calculates realized gains (losses) and unrealized appreciation (depreciation) as the difference between current market value and cost. Internal Revenue Service (“IRS”) Form 5500 calculates realized gains

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(losses) and unrealized appreciation (depreciation) as the difference between current market value and market value at the prior period year-end.
          The Plan does not reflect as liabilities amounts allocated to the accounts of Participants who have elected to withdraw from the Plan but have not yet been paid. The Department of Labor, however, requires that these amounts be reported as a liability on Form 5500. Similarly, amounts allocated to withdrawals by Participants that have been processed and approved for payment prior to December 31, but are not yet paid as of that date are recorded on the Form 5500 as benefits paid.
          The following is a reconciliation of net assets available for benefits as disclosed in the financial statements to the Form 5500:

	At December 31,
	2006	2005
Net assets available for benefits per the financial statements	$13,182,343,806	$11,626,802,730
Less: Amounts allocated to withdrawing Participants	—	(2,375,189)

Net assets available for benefits per Form 5500	$13,182,343,806	$11,624,427,541

          The following is a reconciliation of benefits paid to Participants as disclosed in the financial statements to Form 5500:

	Year Ended December 31,
	2006	2005
Benefits paid to Participants per the financial statements	$1,218,938,306	$1,020,380,915
Add: Amounts allocated to withdrawing Participants at end of year	—	2,375,189
Less: Amounts allocated to withdrawing Participants at beginning of year	(2,375,189)	(539,227)

Benefits paid to Participants per Form 5500	$1,216,563,117	$1,022,216,877

          Foreign Currency Translation
          The Plan revalues assets and liabilities denominated in foreign (i.e., non-U.S.) currencies into U.S. dollars using applicable exchange rates as of the date of the Statement of Net Assets Available for Benefits. Income and expenses denominated in foreign (i.e., non-U.S.) currencies are revalued at the exchange rates prevailing at the date of the transaction.
4.	Accounting and Reporting Developments
          Fair Value Measurements
          In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. The new standard provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. The standard also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. In addition, the standard eliminates large position discounts for financial instruments quoted in active markets and also requires consideration of nonperformance risk when valuing liabilities. The guidance in SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Plan intends to adopt SFAS 157 effective January 1, 2008, and it has not yet determined the impact the standard may have on its financial statements.
          Fully Benefit-Responsive Investment Contracts
          On December 29, 2005, the FASB issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP”). This FSP

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
amends the guidance in AICPA Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans,” with respect to the definition of “fully benefit-responsive” and the presentation and disclosure of fully benefit-responsive investment contracts. The guidance in the FSP is effective for financial statements with annual periods ending after December 15, 2006, and the Plan adopted this guidance for the December 31, 2006 financial statements, with retroactive application to the December 31, 2005 financial statements.
          Investment contracts held by a defined contribution plan are typically reported at fair value. However, under the FSP, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts and the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a basis that reflects income credited to Participants but not realized and unrealized gains and losses on the investment contracts.
5.	Investments
          Investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005, were as follows:

Description	2006	2005
JPMorgan Chase & Co. common stock	$3,770,313,601	$3,362,406,736
BGI Equity Index Fund	1,392,254,923	1,281,207,521
JPM TR I Small Cap Core Fund Select	—	570,331,647
          During the years ended December 31, 2006 and 2005, the Plan’s investments generated net appreciation (depreciation) as follows:

Description	2006	2005
Based on quoted market prices:
JPMorgan Chase & Co. and other common stocks	$884,261,773	$55,419,454
Common/collective trust funds	318,357,268	105,149,555
Registered investment companies	205,295,417	60,185,351
Plan’s share of Master Trust	59,730,415	88,657,785
Corporate debt instruments	8,526,264	(129,904)
Derivative receivables (payables), net	4,378,638	—
U.S. government and federal agency obligations	2,195,424	—
U. S. government-sponsored enterprise obligations	551,075	(47,378)
Other	5,376,448	—

Total based on quoted market prices	1,488,672,722	309,234,863

Based on estimated fair value as determined by the Trustee:
Derivative receivables (payables)	(1,862,258)	—
Common stock	(23,480)	—
Corporate debt instruments	(9,190)	(412)
Other	(591,502)	2,566

Total based on estimated fair value	(2,486,430)	2,154

Total net appreciation	$1,486,186,292	$309,237,017

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
6.	Master Trust
          Prior to October 1, 2006, certain of the Plan’s investments were held in the Master Trust For Certain Investment Funds of The JPMorgan Chase Retirement and 401(k) Savings Plans (“Master Trust”). Effective October 1, 2006, the Plan’s assets held by the Master Trust were transferred to the Plan, and the Master Trust was dissolved due to a transfer of net assets related to the other participating plan (i.e., The JPMorgan Chase Retirement Plan) to another trust. JPMorgan Chase Bank, N.A. was the trustee for the Master Trust.
          Prior to the dissolution of the Master Trust, the Plan’s accounts in the Master Trust were credited with income, gains or losses in respect of the Plan’s assets held in the Master Trust. Additionally, the Plan invested in one of the Master Trust’s investment Funds in equal increments called units (“Units”). Each Unit represented an equal right to share in the applicable Fund’s net earnings, gains and losses. No Unit had priority or preference over any other Unit of the applicable Fund. The Plan’s percentage interest in the net assets of the Master Trust at fair value was approximately 56% at December 31, 2005. The underlying investments of the Master Trust and the Plan investments were valued in the same manner.
          The Net Assets of the Master Trust at fair value were as follows at December 31, 2006 and 2005:

	2006	2005
Common stocks	$—	$1,554,242,676
Corporate debt instruments	—	1,048,921,136
Common/collective trust funds	—	248,099,309
U.S. government and federal agency obligations	—	623,405,878
U.S. government-sponsored enterprise obligations	—	261,601,240
Derivative receivables	—	8,910,201
Foreign government obligations	—	10,476,832
Cash	—	11,302,980
Investment income receivable	—	17,717,869
Receivables for securities sold	—	12,037,171
Payables for securities purchased	—	(278,789,960)
Derivative payables	—	(6,267,365)
Payable under securities lending agreements	—	(540,567,556)
Other	—	5,912,852
Accrued expenses	—	(525,472)

Net Assets of the Master Trust	$—	$2,976,477,791

          Investment income for the Master Trust was as follows at December 31, 2006 and 2005:

	2006	2005
Net appreciation (depreciation) in fair values of investments:
Common stocks	$130,734,523	$116,715,671
Registered investment companies (mutual funds)	5,962,185	—
Corporate debt instruments	2,792,960	(22,043,630)
Common/collective trust funds	4,809,436	(7,803)
U.S. government and federal agency obligations	(10,936,387)	(3,114,899)
U.S. government-sponsored enterprise obligations	(5,943,346)	(1,745,914)
Derivative receivables (payables), net	(2,533,990)	(10,556,450)
Debt securities issued by non-U.S. governments	—	806,005
Other investments	762,401	(634,490)

Total net appreciation/(depreciation)	125,647,782	79,418,490
Interest	46,907,851	63,791,229
Dividends	17,804,596	36,220,260

Net investment income for the Master Trust	$190,360,229	$179,429,979

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
7.	Derivative Receivables and Derivative Payables
          In the normal course of business, the Plan utilizes derivative instruments to manage exposures to fluctuations in interest and currency rates. The Plan utilizes options and futures contracts to hedge interest rate risk and securities price risk in the Intermediate Bond Fund and forward foreign exchange contracts to hedge currency risk in the High Yield Bond Fund. These financial instruments are recorded at fair value as derivative receivables and payables in the Statement of Net Assets Available for Benefits. See Note 6 for a summary of the Plan’s interest in the “Master Trust” which includes derivative instruments at December 31, 2005.
          Foreign Exchange Contracts
          A foreign exchange contract obligates one party to purchase and the other party to sell a specific currency at a set price on a future date. To hedge against foreign exchange rate risks on foreign currency denominated transactions and holdings, the Plan may buy or sell forward foreign exchange contracts. The Plan is subject to the credit risk that the counterparty to a foreign currency contract will not fulfill its obligation under the contract.
          Options and Futures Contracts
          By writing options, the Plan receives a premium and becomes obligated during the term of the option to purchase or sell a specified instrument at a set price if the option is exercised. By purchasing options, the Plan pays a premium to buy or sell a specified instrument at a set price during the term of the option.
          Futures contracts are contracts for delayed delivery of specified instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Upon entering into an options or futures contract, the Plan is required to deposit either cash or securities in an amount equal to a certain percentage of the contract value (i.e., initial margin). As these contracts are marked-to-market on a daily basis, subsequent payments (i.e., variation margin) are made or received by the Plan each day.
          The Plan is subject to option price volatility risk and the risk that futures contract may not correlate with the prices of the portfolio securities. The Plan’s activities in these contracts are conducted through regulated exchanges, which does not result in counterparty credit risk since the exchanges assume the default risk of the counterparty, and generally require margin deposits of cash or securities as collateral to minimize potential credit risk. Liquidity risk may arise if there is insufficient trading activity on the options or futures exchange.
8.	Plan Expenses
          Unless paid by the Contributing Employers, the Trustee pays the expenses of the Plan using Plan assets. For 2006 and 2005, the following expenses have been paid by the Plan: (a) taxes on the assets in the Trust Fund or related income, (b) brokerage costs, (c) other expenses in connection with the purchase and sale of assets by the managers of Funds, (d) fees paid for asset management, and (e) certain overhead expenses directly attributable to the administration of the Plan.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
9.	Transactions with Affiliated Parties
          The following is a summary of transactions with parties affiliated with the Plan for the years ended December 31, 2006 and 2005:

		Aggregate Proceeds
		from Sales,
		Redemptions and
	Aggregate Cost	Distributions to
For the Year Ended December 31, 2006	of Purchases	Participants

JPMorgan Domestic Liquidity Fund	$3,504,630,341	$3,446,484,203
JPMorgan Chase & Co. common stock	387,299,164	601,968,701
American Century International Small Cap Fund	58,538,284	224,907,767
American Century Ultra Fund	543,477	543,477
Core Bond Fund (managed by JPMorgan Investment Advisors)	26,264,805	20,040,379
Funds managed by JPMorgan Asset Management (USA) Inc.:
Short-Term Fixed Income Fund	2,458,711,357	2,637,652,431
Growth and Income Fund	60,555,721	63,103,371
Stable Value Fund	487,870,525	362,931,166
Mid Cap Growth Fund	63,859,394	45,556,589
Small Cap Core Fund	73,940,929	133,538,656
International Large Cap Core Fund (managed by JPMorgan Asset Management (London) Limited)	21,104,210	478,455,055

For the Year Ended December 31, 2005
JPMorgan Domestic Liquidity Fund	$2,257,059,033	$2,278,857,849
JPMorgan Chase & Co. common stock	360,536,903	433,693,508
American Century International Small Cap Fund	81,689,286	25,848,904
American Century Ultra Fund	43,600,016	19,699,540
Core Bond Fund (managed by JPMorgan Investment Advisors)	42,187,863	28,632,683
Funds managed by JPMorgan Asset Management (USA) Inc.:
Short-Term Fixed Income Fund	2,806,100,161	2,554,956,719
Growth and Income Fund	565,213,575	516,943,702
Stable Value Fund	518,283,769	434,530,249
Mid Cap Growth Fund	241,312,352	190,889,191
Small Cap Core Fund	110,816,117	92,542,292
International Large Cap Core Fund (managed by JPMorgan Asset Management (London) Limited)	208,366,164	51,710,508
10.	Investments in Synthetic Guaranteed Investment Contracts
          A synthetic guaranteed investment contract is an investment contract in which the Plan owns the underlying assets. To create a synthetic guaranteed investment contract, the Plan purchases fully benefit-responsive wrapper contracts from independent third parties (“Issuers”), which provide market and cash flow risk protection to the Plan. The Plan accounts for synthetic guaranteed investment contracts at contract value in accordance with FSP AAG INV-1 and SOP 94-4-1. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. The crediting rate is reset each calendar quarter based on data as of the last business day of the month prior to the end of the quarter. Crediting rates are reset in accordance with a formula contained in the contract, and take into account the yield, duration, and fair value of the portfolio, as well as the contract value and wrap fees. All wrapper contracts have a 0% minimum crediting rate. The average yield and interest crediting rate of the synthetic guaranteed investment contracts were 5.47% and 5.76% at December 31, 2006 and 2005, respectively.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
          The wrapper contracts in the Plan permit all Participant-initiated transactions as allowed by the Plan to occur at contract value. There are no events known to the Plan that are probable of occurring and which would limit its ability to transact at contract value with the Issuers, and which also limit the ability of the Plan to transact at contract value with Participants. The wrapper contracts cannot be terminated by the Issuer at a value other than contract value except under a limited number of very specific circumstances including termination of the Plan or failure to qualify, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.
          The following is a summary of the Plan’s fully benefit-responsive synthetic guaranteed investment contracts:

			Wrapper
	Major		Contracts	Adjustments
	Credit	Investments	at Fair	to Contract	Total
Investments at December 31, 2006	Ratings	at Fair Value	Value	Value	Investment
Bank of America Bond Wrapper	AA	$590,013,887	—	$8,687,947	$598,701,834
State Street Bank Bond Wrapper	AA	590,013,139	—	8,687,937	598,701,076
AIG Financial Products Bond Wrapper	AA	589,945,566	—	8,686,942	598,632,508

Synthetic guaranteed investment contracts		1,769,972,592	—	26,062,826	1,796,035,418
State Street Bank Loan Wrapper	AA	670,392	—	—	670,392
JPMorgan Domestic Liquidity Fund	NA	16,242,741	—	—	16,242,741

Other benefit-responsive contracts		16,913,133	—	—	16,913,133

Total		$1,786,885,725	$—	$26,062,826	$1,812,948,551

Investments at December 31, 2005
Bank of America Bond Wrapper	AA	$552,212,698	—	$7,039,983	$559,252,681
State Street Bank Bond Wrapper	AA	552,211,989	—	7,039,973	559,251,962
AIG Financial Products Bond Wrapper	AA	552,147,807	—	7,039,155	559,186,962

Synthetic guaranteed investment contracts		1,656,572,494	—	21,119,111	1,677,691,605
State Street Bank Loan Wrapper	AA	1,117,136	—	—	1,117,136
JPMorgan Domestic Liquidity Fund	NA	9,200,451	—	—	9,200,451

Other benefit-responsive contracts		10,317,587	—	—	10,317,587

Total		$1,666,890,081	$—	$21,119,111	$1,688,009,192

          The Other benefit-responsive contracts are held in Loans to plan participants (State Street Bank) and Common/collective trust funds (JPMorgan Domestic Liquidity Fund) as reported in the Statement of Net Assets Available for Benefits.
11.	Tax Status and Federal Income Taxes
          On July 1, 2004, the Plan received a favorable letter of determination from the IRS stating that it qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. The Plan is required to operate in accordance with the Code to maintain its qualified status. The Plan administrator believes the Plan has been operating in compliance with applicable requirements of the Code.
          Participants currently pay no U.S. federal income tax on contributing employer contributions or income earned by the Trust. When a Participant, or his or her beneficiary or estate, receives a distribution under the Plan, the distribution is generally taxable. The tax treatment of any distribution from the Trust depends on individual circumstances.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
12.	Net Assets Transferred From Other Plans
          During 2006 and 2005, JPMorgan Chase acquired all or some of the business operations of certain entities and, accordingly the Plan, received (including net assets receivable) a transfer of net assets with a total fair value of $31,805,802 and $16,339,344 as of December 31, 2006 and 2005, respectively. The details of the transfers were as follows:

Description	Amount
At December 31, 2006:
CCA Strategies, LLC	$14,545,769
Collegiate Funding Services, LLC	11,102,673
J.P. Morgan Mortgage Capital Inc.	6,157,360

Total	$31,805,802

At December 31, 2005:
Vastera, Inc.	$14,875,327
Neovest Holdings, Inc.	1,464,017

Total	$16,339,344

13.	Commitments and Contingencies
          In accordance with the provisions of SFAS 5, “Accounting for Contingencies,” the Plan accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, the Trustee of the Plan believes, in light of all information known to it at December 31, 2006, that there is no outstanding litigation affecting the Plan that would require the establishment of a litigation reserve. In addition, the Trustee of the Plan believes that the Plan has meritorious defenses to claims asserted against it in its currently outstanding litigation and, with respect to such litigation, intends to continue to defend itself vigorously, litigating or settling cases according to the Trustee’s judgment as to what is in the best interests of the Plan.
14.	Risks and Uncertainties
          The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
          The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across 26 investment fund elections. Additionally, the investments within each Fund are further diversified into various financial instruments, with the exception of the JPMorgan Chase Common Stock Fund, which invests primarily in JPMorgan Chase & Co. common stock. The Plan’s exposure to credit risk on guaranteed investment contracts is limited to the fair value of the contracts with each counterparty.
15.	Plan Termination
          JPMorgan Chase reserves the right to amend, modify or terminate the Plan at any time. In the event of termination, the value of Participants’ accounts will be paid in accordance with the provisions of the Plan and the provisions of ERISA.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK:
	ABB GRAIN	47,300 shares	239,840	251,280
	ABC ARBITRAGE EUR0.016	37,564 shares	129,206	179,313
	ABILIT CORPORATION	2,900 shares	28,229	14,725
	ABN-AMRO HLDGS NV EUR0.56	88,327 shares	2,431,949	2,836,108
	ACAL ORD GBP0.05	24,700 shares	161,736	200,737
	ACCOR EUR3	17,320 shares	1,176,712	1,340,653
	ACEA SPA EUR5.16	6,540 shares	89,838	125,307
	ACERIAS Y FORJAS DE AZCOITIA EUR0.25	63,028 shares	609,284	602,562
	ACS ACTIVIDADES CO EUR0.5	100,600 shares	4,306,652	5,665,756
	ACTUANT CORP	28,600 shares	1,365,607	1,362,790
	ADELAIDE BRIGHTON ORD	122,500 shares	228,524	271,319
	ADOBE SYSTEMS INC	23,060 shares	804,927	948,227
	ADTRAN INC	73,100 shares	1,602,052	1,659,370
	ADVANCED MICRO DEVICES INC	60,950 shares	1,712,463	1,240,333
	AFFILIATED COMPUTER SERVICES INC	90,000 shares	5,260,022	4,395,600
	AFFYMETRIX INC	34,900 shares	768,117	804,794
	AGFA GEVAERT	42,000 shares	1,023,178	1,072,223
	AGL RESOURCES	33,200 shares	1,147,013	1,291,812
	AGRANA BETEILIGUNGS AG	203 shares	19,606	19,755
	AHRESTY CORPORATION	9,500 shares	246,452	289,413
	AICHI MACHINE INDUSTRY CO	45,000 shares	126,043	111,410
	AIDA ENGINEERING	38,000 shares	262,315	238,228
	AIR FRANCE — KLM EUR8.50(REGD)	51,800 shares	1,216,547	2,178,284
	AIRGAS INC	20,800 shares	554,731	842,816
	AIRPORT FACILITIES CO	20,300 shares	140,545	118,745
	AKER YARDS ASA NOK20	5,200 shares	315,608	403,382
	AKITA BANK	43,000 shares	233,553	208,585
	ALCO HOLDINGS HKD0.10	8,000 shares	4,367	3,456
	ALESCO CORP	23,600 shares	157,581	214,662
	ALEXON GROUP GBP0.10	42,873 shares	110,790	157,538
	ALGOMA STEEL INC	14,200 shares	439,837	401,461
	ALIMENTATION COUCH	3,882 shares	84,726	84,565
	ALLIANCE DATA SYSTEM	16,300 shares	738,731	1,018,261
	ALLIED IRISH BANKS ORD EUR0.32	207,096 shares	5,152,521	6,159,630
	ALLIED PROPERTIES(HK) HKD2	168,000 shares	195,530	200,894
	ALLIED WASTE INDUSTRIES INC	603,481 shares	5,273,068	7,416,781
	ALLTEL CORP	14,400 shares	752,494	870,912
	ALPHA BANK A E EUR3.9	85,300 shares	2,721,147	2,575,816
	ALPHA NATURAL RESOURCES	67,300 shares	1,415,708	957,679
	ALPHAMERIC GBP0.025	117,418 shares	157,854	109,731

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	ALPS ELECTRIC CO	24,900 shares	279,620	269,782
	ALTRIA GROUP INC	14,100 shares	1,060,744	1,210,062
	ALUMASC GROUP GBP0.125	4,605 shares	16,870	18,296
	AMANDA CAPITAL OYJ EUR0.5	21,800 shares	82,367	98,601
	AMBRIAN CAPITAL PLC ORD GBP0.10	130,000 shares	128,301	136,119
	AMCOR ORD	40,700 shares	204,334	232,579
	AMER INTL GRP	28,000 shares	1,871,367	2,006,480
	AMERICAN COMMERCIAL LINES INC	16,800 shares	389,790	1,100,568
	AMERICAN EXPRESS CO	84,358 shares	3,939,752	5,118,000
	AMERICAN TOWER CORP	242,800 shares	6,787,136	9,051,584
	AMERIPRISE FINANCIAL INC	24,200 shares	1,030,306	1,318,900
	AMGEN INC	52,208 shares	3,649,321	3,566,328
	AMSTRAD GBP0.10	22,915 shares	69,676	70,187
	ANGIOTECH PHARMACEUTICALS INC	37,400 shares	444,636	308,212
	ANHEUSER-BUSCH COS INC	42,800 shares	1,881,930	2,105,760
	ANNALY CAPITAL MANAGEMENT INC	146,700 shares	1,756,918	2,040,597
	ANSELL	19,400 shares	168,688	172,025
	ANTOFAGASTA GBP0.05	103,000 shares	807,676	1,026,069
	AOI ELECTRONICS	500 shares	10,680	11,372
	AOKI HOLDINGS INC	15,000 shares	245,676	266,250
	AOYAMA TRADING CO	12,600 shares	387,191	377,508
	APPLE INC	38,680 shares	2,539,525	3,281,611
	APPLIED MICROCIRCUITS CORP	238,800 shares	770,735	850,128
	ARDEPRO CO	2,000 shares	658,042	657,127
	ARNOLDO MONDADORI EDITORE SPA EUR0.26	94,000 shares	866,275	981,710
	ASAHI BREWERIES	45,000 shares	625,678	719,441
	ASAHI DIAMOND INDUSTRIAL CO	16,000 shares	141,689	121,925
	ASCOM HOLDING AG CHF5.5(REGD)	39,000 shares	483,208	490,415
	ASIA FOOD & PROPERTIES ORD SGD1	10,000 shares	5,236	4,204
	ASML HOLDING NV EUR0.02	101,100 shares	2,090,069	2,511,669
	ASPEN INSURANCE HLDGS	50,700 shares	1,236,928	1,336,452
	ASTORIA FINANCIAL CORP	199,700 shares	5,894,373	6,022,952
	ASTRAL MEDIA INC	2,580 shares	81,103	88,527
	ASTRAZENECA	77,100 shares	4,752,213	4,140,570
	AT&T INC	57,600 shares	1,509,435	2,059,200
	ATCO	18,600 shares	617,804	804,450
	ATMI INC	27,200 shares	791,022	830,416
	ATOS ORIGIN EUR1	19,500 shares	1,283,070	1,155,317
	AUGUSTA TECHNOLOGIE AG	6,444 shares	100,607	102,988
	AUR RESOURCES INC	35,700 shares	586,315	744,249

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	AUSPINE	2,971 shares	9,780	9,859
	AUSTEREO GROUP	118,000 shares	157,043	198,107
	AUSTRALIAN AGRICULTURAL CO	66,200 shares	88,779	96,531
	AUTOBACS SEVEN CO	2,200 shares	78,172	80,316
	AUTODESK INC	121,700 shares	4,524,126	4,923,982
	AUTOSTRADE MERIDIONALI SPA EUR2.07	433 shares	18,973	18,271
	AVAYA INC	383,800 shares	4,480,433	5,365,524
	AVID TECHNOLOGIES INC	15,100 shares	693,244	562,626
	AVIVA ORD GBP0.25	520,923 shares	7,302,332	8,380,443
	AVOCENT CORP	53,900 shares	1,571,555	1,824,515
	AVON PRODUCTS INC	44,100 shares	1,256,207	1,457,064
	AVON RUBBER ORD GBP1	10,000 shares	34,210	30,335
	AXA EUR2.29	99,475 shares	3,598,105	4,023,074
	BAE SYSTEMS ORD GBP0.025	503,329 shares	3,612,699	4,193,998
	BAKER HUGHES INC	42,300 shares	2,717,572	3,158,118
	BALOISE-HLDGS CHF0.1	45,980 shares	3,646,632	4,587,830
	BAM GROEP NV(KONINKLIJKE) ORD EUR0.10	52,000 shares	1,026,915	1,007,292
	BANCA POPOLARE DELL`EMILIA ROMAGNA EUR3	33,600 shares	770,099	824,105
	BANCA POPOLARE DI MILANO EUR3	97,900 shares	1,720,170	1,697,613
	BANCO DE SABADELL SA EUR0.5	62,000 shares	2,370,050	2,772,361
	BANCO ESPIRITO SANTO SA EUR5(REGD)	66,000 shares	908,866	1,185,363
	BANCO SANTANDER CENTRAL HISPANO EUR0.50	235,700 shares	4,045,498	4,394,802
	BANK OF AMERICA CORPORATION	80,000 shares	3,749,280	4,271,200
	BANK OF EAST ASIA HKD2.50	406,000 shares	1,684,596	2,299,566
	BANK OF QUEENSLAND LIMITED	11,400 shares	121,577	139,904
	BANK OF THE OZARKS	34,800 shares	1,178,439	1,150,488
	BANQUE CANTONALE DE GENEVE CHF100	196 shares	34,136	38,535
	BANQUE CANTONALE VAUDOISE CHF62.5(REGD)	2,433 shares	856,220	1,169,961
	BARCLAYS ORD GBP0.25	357,800 shares	4,066,586	5,111,929
	BARD(C.R.) INC	53,800 shares	3,604,954	4,463,786
	BARR PHARMACEUTICALS INC	117,100 shares	7,500,210	5,869,052
	BARRATT DEVELOPMENTS PLC ORD GBP0.10	192,600 shares	3,439,307	4,655,270
	BARRY CALLEBAUT AG CHF84.20	1,840 shares	785,739	927,009
	BAU-VEREIN ZU HAMBURG AG	30,888 shares	259,173	255,788
	BAYER AG	40,349 shares	2,107,856	2,163,368
	BAYERISCHE MOTOREN WERKE AG EUR1	82,540 shares	4,263,766	4,735,697
	BCA INTESA EUR0.52	657,200 shares	3,840,608	5,069,717
	BE SEMICONDUCTOR INDUSTRIES NV EUR0.91	3,000 shares	15,771	17,960
	BECHTLE AG	22,200 shares	517,647	563,526
	BECKMAN COULTER INC	122,500 shares	6,984,299	7,325,500

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	BELLEVUE GROUP AG CHF0.10	31 shares	2,661	1,981
	BENCHMARK ELECTRONICS INC	34,300 shares	749,237	835,548
	BENDIGO BANK ORD	37,900 shares	366,787	416,129
	BENI STABILI SPA EUR0.1	682,535 shares	700,879	1,088,132
	BETSSON	34,243 shares	97,082	109,089
	BHP BILLITON LIMITED	172,500 shares	3,745,072	3,439,911
	BIOMET INC	150,600 shares	5,528,677	6,215,262
	BLACKBAUD INC	41,700 shares	703,239	1,084,200
	BLOCK(H & R) INC	45,600 shares	992,663	1,050,624
	BLUESCOPE STEEL	344,500 shares	2,213,199	2,340,637
	BML INC	6,000 shares	127,334	124,376
	BNP PARIBAS EUR2	103,609 shares	10,175,774	11,291,995
	BOBST AG CHF1	374 shares	16,370	18,383
	BOEHLER-UDDEHOLM	56,500 shares	3,243,073	3,956,155
	BOERO BARTOLOMEO EUR2.6	885 shares	18,870	18,952
	BOK FINANCIAL CORP	23,300 shares	1,102,473	1,281,034
	BONGRAIN SA EUR1	11,400 shares	845,282	1,126,696
	BOSTON PRIVATE FINANCIAL HLDGS INC	25,000 shares	701,464	705,250
	BOSTON PROPERTIES INC	66,900 shares	5,112,156	7,484,772
	BOSTON SCIENTIFIC CORP	44,200 shares	941,788	759,356
	BOUYGUES EUR1	34,500 shares	1,764,071	2,212,349
	BOWATER INC	22,000 shares	646,722	495,000
	BP	713,291 shares	8,360,174	7,922,353
	BRIGHT HORIZONS FAMILY SOLUTIONS	58,200 shares	2,103,273	2,250,012
	BRINKER INTERNATIONAL	129,750 shares	3,314,350	3,913,260
	BRISTOL-MYERS SQUIBB CO	27,700 shares	649,501	729,064
	BRIT INSURANCE HOLDINGS ORD GBP0.75	142,000 shares	831,114	877,512
	BRITISH AIRWAYS ORD GBP0.25	730,100 shares	4,987,823	7,537,484
	BRITISH AMERICAN TOBACCO ORD GBP0.25	175,274 shares	4,769,971	4,901,978
	BRITISH ENERGY GROUP ORD GBP0.1	161,740 shares	1,715,432	1,718,854
	BRITISH LAND CO ORD GBP0.25	57,000 shares	1,633,121	1,912,085
	BRITISH POLYTHENE INDUSTRIES ORD GBP0.25	1,286 shares	10,973	11,332
	BRIXTON ORD GBP0.25	99,000 shares	896,863	1,116,039
	BROADWING CORPORATION	53,800 shares	378,666	840,356
	BROOKS AUTOMATION INC	87,300 shares	1,159,751	1,257,120
	BROTHER INDUSTRIES	32,000 shares	312,636	432,647
	BT GROUP ORD GBP0.05	580,800 shares	2,579,327	3,427,169
	BUCHER INDUSTRIES AG CHF0.2 (REGD)	2,983 shares	270,778	323,299
	BUHRMANN NV EUR1.20(POST CONS)	16,542 shares	235,626	245,616
	C&C GROUP ORD EUR0.01	254,100 shares	2,409,680	4,506,686

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	C.I.TRADERS ORD GBP0.10	253,356 shares	389,891	407,839
	C.S.M NV CVA(PART EXCH)EUR0.25	30,000 shares	1,032,236	1,153,953
	CADBURY SCHWEPPES	22,940 shares	942,073	984,814
	CALPIS CO	7,000 shares	53,025	58,042
	CAMPBELL SOUP CO	23,200 shares	709,542	902,248
	CANACCORD CAP INC	5,450 shares	85,222	87,110
	CANADA BREAD	1,990 shares	115,324	92,514
	CANADIAN REAL ESTATE INVESTMENT TST	300 shares	7,676	8,113
	CANDLE AUSTRALIA	2,100 shares	5,183	5,363
	CANETIC RESOURCES TRUST	3,390 shares	47,444	47,892
	CANON INC	140,000 shares	6,885,781	7,872,099
	CAP GEMINI EUR8	75,600 shares	4,354,041	4,740,265
	CAPRAL ALUMINIUM	34,772 shares	29,225	30,148
	CAREMARK RX INC	26,493 shares	923,709	1,513,015
	CARLSBERG `B`DKK20	11,700 shares	848,568	1,161,080
	CARLSBERG `B`DKK20	35,600 shares	2,974,317	3,532,858
	CARMIKE CINEMAS INC	39,200 shares	1,311,339	799,288
	CARPHONE WAREHOUSE GROUP ORD GBP0.001	23,213 shares	119,311	142,654
	CARR`S MILLING INDUSTRIES ORD GBP0.25	2,890 shares	34,321	33,371
	CARREFOUR EUR2.5	21,060 shares	1,269,160	1,275,791
	CASCADES INC	35,200 shares	357,578	400,186
	CAWACHI	4,800 shares	138,602	130,922
	CBH RESOURCES	89,719 shares	22,722	51,977
	CBRE REALTY FINANCE INC	65,500 shares	950,836	1,029,005
	CBS CORP	21,400 shares	565,353	667,252
	CCL INDUSTRIES INC	6,000 shares	174,679	146,275
	CELESTICA INC SUB	137,457 shares	1,318,931	1,072,536
	CELGENE CORP	30,635 shares	1,287,375	1,762,432
	CEMENTOS PORT VALD EUR1.50	9,100 shares	983,311	1,187,974
	CENTENE CORP	96,100 shares	2,184,490	2,361,177
	CENTENNIAL COAL CO	39,933 shares	114,642	89,075
	CENTURY ALUMINIUM	41,200 shares	1,136,971	1,839,580
	CENTURYTEL INC	30,100 shares	1,007,380	1,314,166
	CERNER CORP	16,700 shares	569,507	759,850
	CHAMPION TECHNOLOGY HOLDINGS LTD HKD0.10	610,000 shares	99,082	102,748
	CHARLES VOGELE HLDG AG CHF8	2,643 shares	182,779	210,236
	CHARTERED SEMICONDUCTOR	245,000 shares	189,771	204,393
	CHESAPEAKE ENERGY CORP	155,100 shares	4,876,689	4,505,655
	CHEVALIER INTL HLDGS HKD1.25	98,000 shares	124,127	99,169
	CHEVRON CORP	48,400 shares	2,816,444	3,558,852

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	CHINA MOBILE LTD HKD0.10	659,800 shares	3,863,450	5,701,059
	CHINA ORIENTAL GROUP CO HKD0.10	823,000 shares	183,690	190,479
	CHOFU SEISAKUSHO CO	15,700 shares	327,325	316,886
	CHOICEPOINT INC	152,600 shares	5,645,421	6,009,388
	CHUBU NIPPON BROADCASTING	1,900 shares	22,302	20,729
	CHUKYO BANK	18,000 shares	55,275	53,023
	CIBA SPECIALTY CHEMICALS HLDG INC CHF1(REGD)	22,200 shares	1,249,649	1,473,999
	CIMENTS FRANCAIS `A`EUR4	5,585 shares	1,039,525	1,071,560
	CIR-COMPAGNIE INDUSTRIALI SPA EUR0.50	258,000 shares	738,367	854,783
	CISCO SYSTEMS INC	40,500 shares	709,614	1,106,865
	CIT GROUP INC	200,500 shares	10,122,138	11,175,284
	CITIZEN WATCH CO	36,400 shares	326,282	278,296
	CLARIANT CHF4.50	80,000 shares	1,166,876	1,196,035
	CLECO CORP	23,500 shares	558,611	592,905
	CNIM EUR2	3,600 shares	474,928	541,175
	CNP ASSURANCES EUR4	17,400 shares	1,665,941	1,941,109
	COASTAL GREENLAND HKD0.10	660,000 shares	89,706	107,776
	COATES HIRE	34,000 shares	155,591	156,773
	COCA COLA CENTRAL	8 shares	63,913	62,171
	COCA-COLA CO	47,000 shares	1,959,182	2,267,750
	COCA-COLA HBC S.A. EUR0.50	92,700 shares	2,848,063	3,618,277
	COEUR D`ALENE MINECOM	219,500 shares	965,524	1,086,525
	COFINIMMO	182 shares	31,165	36,527
	COLT TELECOM GROUP S.A. ORD EUR1.25	90,000 shares	295,969	236,031
	COMCAST CORP	77,940 shares	2,538,386	3,278,572
	COMET HOLDINGS CHF10(REGD)	800 shares	130,858	142,869
	COMMERZBANK AG	4,068 shares	147,056	154,759
	COMMONWEALTH BANK OF AUSTRALIA	72,000 shares	2,463,116	2,808,018
	COMMVAULT SYSTEMS INC.	54,900 shares	885,121	1,098,549
	COMPAGNIE GENERALE DE GEOPHYSIQUE EUR2	15,100 shares	3,003,031	3,269,493
	COMPASS GROUP ORD GBP0.10	579,222 shares	2,840,896	3,287,492
	COMPUTERLINKS COMPUTERHANDELS AG	4,081 shares	71,017	78,569
	CONSOLIDATED COMMU	55,600 shares	744,567	1,162,040
	CONSOLIDATED RUTILE LIMITED	169,700 shares	86,867	90,287
	CONSTRUCCIONES Y AUXILIAR DE FERR EUR3.01	3,600 shares	524,247	645,612
	CONTACT ENERGY	45,600 shares	200,480	267,509
	CONWERT IMMOBILIEN INVEST AG	5,509 shares	112,996	119,137
	COOKSON GROUP ORD GBP0.10	22,700 shares	279,458	279,002
	COOPER COS INC	67,900 shares	3,573,254	3,021,550
	CORNING INC	518,510 shares	10,758,348	9,701,322

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	CORONA CORPORATION	6,200 shares	112,388	116,294
	CORPORACION FINANCIERA ALBA EUR1	17,551 shares	974,152	1,308,774
	CORPORACION MAPFRE SA ORD EUR0.1	317,500 shares	1,211,364	1,431,859
	CORUS ENTERTAINMENT INC	15,200 shares	499,831	542,064
	COSMOS INITIA CO LTD	35,000 shares	183,124	177,710
	COUNTRYWIDE FINANCIAL CORP	150,100 shares	5,337,374	6,371,745
	COVANCE	127,200 shares	6,476,133	7,493,352
	COVENTRY HEALTHCARE INC	147,420 shares	8,426,065	7,378,371
	CRANE GROUP LIMITED ORD	200 shares	1,745	2,093
	CREDIT SUISSE GROUP CHF0.50	160,693 shares	9,028,439	11,222,314
	CRH ORD EUR0.32	176,938 shares	6,046,884	7,362,819
	CSX CORP	140,800 shares	4,748,265	4,847,744
	CUMMINS INC	72,200 shares	6,850,587	8,532,596
	D`IETEREN TRADING BV	1,960 shares	635,316	697,055
	DAH SING FINANCIAL GROUP HKD2	6,000 shares	54,147	54,351
	DAIDO STEEL CO	9,000 shares	70,814	59,746
	DAIICHI SANKYO COMPANY LIMITED	62,100 shares	1,627,879	1,938,752
	DAIICHIKOSHO CO	30,800 shares	352,701	374,289
	DAINIPPON INK & CHEMICALS INC	88,000 shares	327,143	342,680
	DAINIPPON SCREEN MANUFACTURING CO	46,000 shares	412,504	412,689
	DAINIPPON SUMITOMO PHARMA CO	110,000 shares	1,220,702	1,277,664
	DAIRY CREST GROUP ORD GBP0.25	137,500 shares	1,575,264	1,827,234
	DAISHI BANK	88,000 shares	398,171	347,111
	DAISHINKU CORP	13,000 shares	75,380	80,735
	DAISYO CORP	1,800 shares	24,898	23,264
	DANSKE BANK A/S DKK10	35,200 shares	1,338,577	1,562,895
	DARDEN RESTAURANTS INC	134,400 shares	5,254,871	5,398,848
	DAVID JONES ORD	110,400 shares	238,992	362,863
	DBS GROUP HLDGS LTD SGD1	194,000 shares	2,627,994	2,857,590
	DE LA RUE ORD GBP0.2777	139,300 shares	1,616,245	1,757,097
	DELHAIZE FRERES ET CIE(LE LION)SA	36,553 shares	2,571,795	3,043,874
	DELTA ORD GBP0.25	164,000 shares	480,335	511,948
	DENBURY RESOURCES INC	89,000 shares	1,600,295	2,473,310
	DENKI KAGAKU KOGYO KK	91,000 shares	378,302	378,037
	DENYO CO	12,000 shares	169,147	130,217
	DEPFA BANK EUR0.3	132,389 shares	2,377,981	2,365,492
	DEUTSCHE BANK AG ORD	26,000 shares	2,957,220	3,474,438
	DEUTSCHE POST AG	116,326 shares	2,985,682	3,503,509
	DEVINE	8,400 shares	6,886	6,853
	DEVRY INC	43,300 shares	909,717	1,212,400

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	DIAMOND LEASE CO	40,400 shares	2,065,798	1,946,171
	DIGITAL RIVER INC	34,100 shares	1,136,403	1,902,439
	DIGITAS INC	66,800 shares	698,381	895,788
	DNB NOR ASA NOK10	217,700 shares	2,759,708	3,094,341
	DO & CO RESTAURANTS & CATERUNG AG	440 shares	25,365	35,967
	DOBSON COMMUNICATIONS CORP	340,400 shares	2,557,760	2,964,884
	DOMTAR INC	67,300 shares	425,715	569,653
	DOW CHEMICAL CO	17,700 shares	758,463	706,938
	DOWNER EDI ORD	60,400 shares	259,909	332,776
	DR HORTON INC	230,700 shares	8,469,801	6,111,243
	DRAGON OIL ORD EUR0.10	31,256 shares	94,296	104,688
	DRILLISCH AG	42,000 shares	245,936	321,224
	DSM NV EUR1.5	153,600 shares	6,652,743	7,581,259
	DU PONT(E.I.)DE NEMOURS & CO	36,000 shares	1,533,634	1,753,560
	DUKE ENERGY CORP	56,600 shares	1,586,279	1,879,686
	DUNDEE CORP	5,300 shares	172,290	224,762
	DYNEGY INC	59 shares	0	427
	E.ON AG	62,777 shares	7,475,704	8,512,374
	E2V TECHNOLOGIES ORD GBP0.05	2,328 shares	14,912	17,769
	EACESS	559 shares	305,838	315,260
	EASTMAN CHEMICAL CO	81,800 shares	4,404,954	4,851,558
	EATON VANCE CORP	316,600 shares	8,440,630	10,450,966
	EBARA CORP	103,000 shares	445,746	394,176
	EDF EUR0.50	24,443 shares	1,332,245	1,779,196
	EDWARDS(A.G)INC	88,100 shares	4,088,568	5,575,849
	EGANAGOLDPFEIL HOLDINGS LTD	334,000 shares	160,514	188,961
	EIZO NANAO CORP	9,400 shares	225,114	255,600
	EL.EN. SPA EUR0.52	2,123 shares	76,413	78,078
	ELEMENTIS ORD GBP0.05	305,459 shares	453,901	497,690
	ELMOS SEMICONDUCTOR AG	24,000 shares	233,781	239,889
	EMC CORP	143,145 shares	1,765,212	1,889,514
	EMPIRE CO	16,900 shares	638,873	599,930
	ENAGAS SA EUR1.50	66,289 shares	1,517,373	1,540,202
	ENERGIEDIENST HOLDING AG CHF36	28 shares	10,984	12,776
	ENI EUR1	173,500 shares	5,136,238	5,829,472
	ENPLAS CORP	2,700 shares	51,949	43,506
	ENTERCOM COMMUNICATIONS	12,100 shares	416,616	340,978
	ENTERGY CORP	20,400 shares	1,450,245	1,883,328
	ENTERPRISE INNS ORD GBP0.05	162,600 shares	2,865,664	4,305,662
	ENTRAVISION COMMUNICATIONS CORP	164,900 shares	1,316,366	1,355,478

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	EOG RESOURCES INC	33,025 shares	2,374,899	2,062,411
	EPICOR SOFTWARE CORP	148,400 shares	1,883,477	2,004,884
	EQUIGOLD NL	134,100 shares	141,835	173,345
	EQUINIX INC	33,300 shares	1,356,386	2,518,146
	ERGO PREVIDENZA SPA EUR1	1,517 shares	9,825	10,052
	ESPEC CORP	1,900 shares	27,822	24,174
	ESUN HLDGS HKD0.50	237,000 shares	213,681	248,359
	EUROZ	2,700 shares	6,108	8,427
	EV3 INC	39,300 shares	698,415	677,139
	EVIALIS EUR4	1,954 shares	91,349	88,121
	EXPLOSIFS ET DE PRODUITS CHIMIQUES EUR31	240 shares	130,023	125,008
	EXPRESS SCRIPTS INC	72,556 shares	6,382,991	5,195,010
	EXXON MOBIL CORP	47,900 shares	2,799,702	3,670,577
	F&C ASSET MANAGEMENT ORD GBP 0.001	86,794 shares	320,270	358,421
	FAIRPOINT COMMUNICATIONS INC	62,800 shares	1,077,044	1,190,060
	FANNIE MAE	81,349 shares	3,923,654	4,831,317
	FEDEX CORP	9,356 shares	737,492	1,016,249
	FELIX RESOURCES	71,100 shares	177,957	238,735
	FIELDS CORP	130 shares	306,802	283,664
	FIFTH THIRD BANCORP	55,300 shares	2,100,862	2,263,429
	FINANCIERE DE L`ODET EUR16	1,805 shares	710,664	752,133
	FINMECCANICA SPA EUR4.4	53,600 shares	1,183,400	1,451,056
	FIRST QUANTUM MINERALS	2,800 shares	129,574	150,984
	FIRSTSERVICE CORP	8,900 shares	234,336	206,497
	FLEXTRONICS INTERNATIONAL	389,300 shares	4,264,912	4,469,164
	FLINT ENERGY SERVICES	2,400 shares	61,169	61,356
	FNX MINING CO INC	7,484 shares	112,392	117,498
	FONCIERE DES REGIONS GFR EUR3	4,800 shares	789,009	936,771
	FORBO HLDGS AG CHF20(REGD)	1,996 shares	513,222	794,672
	FOREST OIL CORP	25,400 shares	894,004	830,072
	FORTUM OYJ EUR3.40	107,000 shares	2,844,746	3,042,025
	FOXCONN INTERNATIONAL HLDGS LTD	473,000 shares	1,605,902	1,547,829
	FRANCE TELECOM EUR4	144,486 shares	3,055,803	3,991,536
	FROSTA AG	1,000 shares	16,586	20,835
	FTI CONSULTING INC	57,800 shares	1,337,286	1,612,042
	FUBON BANK (HONG KONG) LIMITED HKD1	32,000 shares	11,875	14,648
	FUGRO NV EUR0.05	35,100 shares	1,541,453	1,675,506
	FUJI FIRE & MARINE INSURANCE CO	73,000 shares	298,426	272,015
	FUJI HEAVY INDUSTRIES	67,000 shares	344,427	343,561
	FUJI MACHINE MANUFACTURING CO	18,900 shares	409,259	364,026

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	FUJI SOFT INC	3,700 shares	88,409	87,567
	FUJICCO CO	16,000 shares	193,775	171,608
	FUJIKURA	41,000 shares	476,983	360,262
	FUJITEC CO	46,000 shares	301,899	352,079
	FUJITSU DEVICES INC	2,000 shares	28,580	28,031
	FUJITSU	347,000 shares	2,575,249	2,719,970
	FUNKWERK AG	5,408 shares	97,508	109,465
	FUTABA CORP	16,300 shares	402,809	380,979
	FUTABA INDUSTRIAL CO	17,300 shares	390,436	421,774
	FUTURIS CORP ORD	138,000 shares	208,450	214,281
	G.K.GOH HLDGS SGD0.20	63,000 shares	34,093	36,339
	GALIFORM PLC ORD GBP0.10	450,000 shares	903,583	1,204,374
	GATEHOUSE MEDIA INC	53,400 shares	961,200	991,104
	GATX CORP	131,200 shares	5,543,011	5,684,896
	GEA GROUP AG	63,900 shares	1,125,898	1,438,350
	GEN ELEC CO	118,600 shares	4,120,246	4,413,106
	GENENTECH INC	23,161 shares	1,229,176	1,879,052
	GENERAL DYNAMICS CORP	82,500 shares	4,749,876	6,133,875
	GENERAL ELECTRIC CO	105,758 shares	3,423,183	3,935,255
	GENERAL MILLS INC	19,200 shares	967,848	1,105,920
	GENERAL MOTORS CORP	30,100 shares	635,473	924,672
	GENWORTH FINANCIAL INC	24,900 shares	854,512	851,829
	GEODIS(EX-CALBERSON) EUR20	5,000 shares	831,875	1,025,252
	GERDAU AMERISTEEL CORPORATION	46,500 shares	466,074	415,971
	GESCO AG	3,600 shares	184,075	192,260
	GETRONICS NV EUR0.28	82,000 shares	893,111	663,915
	GEVEKO AB	471 shares	13,247	15,005
	GILEAD SCIENCES	36,875 shares	2,170,832	2,394,294
	GINGER EUR1	2,846 shares	52,613	64,662
	GKN ORD GBP0.50	238,000 shares	1,231,916	1,294,921
	GLADSTONE CAP CORP	57,921 shares	1,314,337	1,381,995
	GLADSTONE COMMERICAL CORP	53,900 shares	939,205	1,085,546
	GLAXOSMITHKLINE ORD GBP0.25	363,302 shares	10,098,744	9,556,275
	GLOBAL PAYMENTS INC	68,900 shares	3,246,339	3,190,070
	GOLDEN AGRI RESOURCES	305,000 shares	214,956	240,533
	GOLDEN MEDITECH HKD0.10	573,000 shares	165,402	243,869
	GOLDLION HLDGS HKD0.10	100,000 shares	13,175	17,615
	GOLDMAN SACHS GROUP	16,970 shares	3,464,715	3,382,970
	GOODMAN GLOBAL INC	37,900 shares	808,900	651,880
	GOOGLE INC	2,990 shares	1,219,670	1,376,835

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	GRACO INC	46,600 shares	1,686,228	1,846,292
	GRAMMER AG	12,500 shares	373,157	425,101
	GREAT SOUTHERN PLANTATIONS	72,400 shares	159,782	160,926
	GREENE KING ORD GBP0.125	159,381 shares	2,467,866	3,546,653
	GSI COMMERCE	111,400 shares	1,701,770	2,088,750
	GUITAR CENTERS INC	82,100 shares	4,065,164	3,732,266
	GUOCO GROUP USD0.50	25,000 shares	299,555	308,592
	GYLDENDAL	535 shares	90,809	88,960
	H.I.S.CO	14,400 shares	365,034	351,676
	HALLIBURTON CO	22,805 shares	366,090	708,095
	HAKUTO CO	8,800 shares	120,065	120,603
	HAMMERSON ORD GBP0.25	66,000 shares	1,469,840	2,037,029
	HARBIN POWER EQUIPMENT CO `H`CNY1	172,000 shares	168,092	197,273
	HARMAN INTERNATIONAL INDUSTRIES INC	61,200 shares	5,957,398	6,114,492
	HARRIS CORP	129,100 shares	5,735,520	5,920,526
	HARSCO CORP	68,200 shares	4,798,310	5,190,020
	HARTFORD FINANCIAL SERVICES GRP INC	16,600 shares	1,432,459	1,548,946
	HARTMANN BRODRENE DKK20	1,100 shares	31,897	44,170
	HARVEY NASH GROUP ORD GBP0.05	17,438 shares	22,238	24,402
	HARWANNE CIE PTN CHF100(BR)	155 shares	33,844	39,363
	HASTINGS DIVERSIFIED UTILITIES FUND	29,605 shares	62,924	71,171
	HAVAS EUR0.40	177,000 shares	881,318	980,286
	HAW PAR CORP SGD1	30,000 shares	109,001	138,826
	HBOS ORD GBP0.25	541,488 shares	9,874,623	11,996,564
	HEALTHSPRING USD0.01	82,400 shares	1,498,576	1,676,840
	HEARTLAND EXPRESS INC	261,533 shares	4,132,482	3,928,226
	HEDEGAARD DKK100	1,200 shares	149,446	121,632
	HEIDELBERGER DRUCKMASCHINEN AG	61,000 shares	2,830,173	2,886,108
	HEIWA CORP	24,600 shares	343,203	310,919
	HEIWADO	9,100 shares	169,988	150,986
	HELLENIC PETROLEUM SA EUR2.18	60,000 shares	830,653	826,004
	HELVETIA HLDG AG CHF10	2,940 shares	790,143	966,994
	HENDERSON GROUP ORD GBP0.10	382,290 shares	823,929	1,030,638
	HENDERSON LAND DEVELOPMENT CO HKD2	448,463 shares	2,476,107	2,508,360
	HEWLETT PACKARD CO	35,725 shares	1,301,952	1,471,513
	HIGO BANK	32,000 shares	236,230	214,578
	HILL & SMITH HLDGS ORD GBP0.25	28,000 shares	128,509	148,508
	HITACHI CAPITAL CORP	14,200 shares	249,856	270,522
	HITACHI CAPITAL(UK) ORD GBP0.25	14,095 shares	60,347	70,758
	HITACHI INFORMATION SYSTEMS	2,000 shares	38,141	42,801

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	HITACHI KOKUSAI ELECTRIC	15,000 shares	179,910	187,319
	HO BEE INVESTMENT SGD0.05	229,000 shares	191,669	216,418
	HODOGAYA CHEMICAL CO	20,000 shares	66,781	63,279
	HOKKAIDO COCA-COLA BOTTLING CO	8,000 shares	52,243	48,206
	HOKKOKU BANK	33,000 shares	147,809	130,997
	HOLLY CORP	20,800 shares	726,552	1,069,120
	HOME DEPOT INC	46,700 shares	1,798,321	1,875,472
	HOME DIAGNOSTICS INC	35,100 shares	438,544	372,060
	HONDA MOTOR CO	327,229 shares	10,573,274	12,907,358
	HONEYWELL INTERNATIONAL INC	47,200 shares	1,780,055	2,135,328
	HONG KONG & SHANGHAI HOTELS ORD HKD0.50	210,000 shares	236,597	354,804
	HOPEWELL HLDGS HKD2.50	141,000 shares	401,213	494,944
	HOPSON DEVELOPMENT HLDGS HKD0.10	130,000 shares	266,116	367,739
	HORIZON LINES INC	32,700 shares	515,124	881,592
	HORNBECK OFFSHORE SERVICES INC	25,400 shares	982,508	906,780
	HOUSEWARE INTNL	6,200 shares	8,925	9,236
	HOUSTON EXPLORATION CO	104,300 shares	5,576,081	5,400,654
	HOVNANIAN ENTERPRISES INC	113,400 shares	5,783,188	3,844,260
	HPAL LTD	44,014 shares	55,975	65,047
	HSBC HLDGS	330,955 shares	5,991,038	6,046,811
	HTL INTERNATIONAL HOLDINGS SGD0.25	1,000 shares	745	603
	HUB INTERNATIONAL	2,600 shares	76,005	82,176
	HUBER & SUHNER AG CHF4(REGD)	4,746 shares	499,545	774,865
	HUHTAMAKI OYJ	40,000 shares	714,242	784,862
	HUNTER DOUGLAS NV EUR0.24	12,351 shares	842,056	991,859
	HYAKUGO BANK	27,000 shares	180,790	169,720
	HYPERION SOLUTIONS CORP	22,200 shares	656,037	797,868
	HYSAN DEVELOPMENT HKD5	11,000 shares	28,841	28,783
	I GRANDI VIAGGI EUR0.52	16,259 shares	44,114	57,352
	IAWS GROUP ORD EUR0.30	72,100 shares	1,741,032	1,844,452
	IAC/INTERACTIVE CORP	20,534 shares	520,918	763,043
	IBERIA LINEAS AEREAS DE ESPANA SA EUR0.78	324,000 shares	850,174	1,179,192
	IBS AB	87,000 shares	308,085	333,100
	ICADE FONCIERE DES PIMONTS EUR76.22	25 shares	3,314	4,065
	IDEARC INC	2,050 shares	46,453	58,733
	IDEX CORP	52,600 shares	2,299,235	2,493,766
	IFIL SPA EUR1	173,860 shares	1,336,267	1,421,418
	I-FLOW CORP	77,100 shares	1,070,652	1,152,645
	ILLINOIS TOOL WORKS INC	23,600 shares	1,103,098	1,090,084
	ILUKA RESOURCES	42,300 shares	229,333	221,717

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	IMMOFINANZ IMMOBILIEN ANLAGEN AG	79,200 shares	990,463	1,127,922
	INAGEYA CO	1,000 shares	7,166	7,570
	INBEV	112,200 shares	5,541,017	7,388,762
	INDEPENDENCE GROUP NL	53,400 shares	185,739	169,202
	INDEPENDENT NEWS & MEDIA ORD EUR0.30	252,000 shares	830,302	1,000,224
	INDEX MULTIMEDIA EUR0.10	1,872 shares	20,763	20,390
	INDO INTERNACIONAL SA EUR1	3,714 shares	39,815	40,649
	INDUSTRIAL ALLIANCE INS & FINL	12,400 shares	366,877	385,096
	INFICON HLDG AG CHF5(REGD)	1,449 shares	165,941	227,909
	INFINEON TECHNOLOGIES AG	163,000 shares	1,835,826	2,295,563
	ING GROEP N.V. CVA EUR0.24	312,718 shares	12,580,454	13,851,385
	INMET MINING CORP	16,600 shares	614,670	890,269
	INSIGHT ENTERPRISE INC	154,000 shares	3,093,752	2,905,980
	INTEGRA LIFESCIENCES HLDGS CORP	37,100 shares	1,345,159	1,580,089
	INTEGRATED DEVICE TECHNOLOGY	89,700 shares	1,058,993	1,388,556
	INTEGRATED GROUP	21,853 shares	33,559	33,932
	INTEL CORP	86,500 shares	1,770,582	1,751,625
	INTER LINK FOODS GBP0.02	14,000 shares	105,492	102,750
	INTERIOR SERVICES GROUP ORD GBP0.01	32,000 shares	153,731	177,865
	INTERLINE BRANDS INC	68,300 shares	1,255,572	1,534,701
	INTERMEDIATE CAPITAL GROUP ORD GBP0.20	28,709 shares	787,645	952,378
	INTERNATIONAL BUS MACH CORP	24,200 shares	1,992,409	2,351,030
	INTERNATIONAL GAME TECHNOLOGY	176,000 shares	5,467,294	8,131,200
	INTERNATIONAL PAPER CO	58,300 shares	1,937,571	1,988,030
	INTERNATIONAL POWER ORD GBP0.50	1,041,800 shares	5,632,620	7,783,680
	INTERNATIONAL RECTIFIER CORP	140,000 shares	5,111,686	5,394,200
	INTERROLL HLDG AG CHF37.5	1,120 shares	279,141	398,198
	INTERSEROH AG NPV	12,400 shares	476,442	498,551
	INTERSIL CORP	36,400 shares	738,896	870,688
	INVESTEC PLC	126,000 shares	1,283,444	1,626,324
	IOOF HLDGS	2,100 shares	16,450	18,290
	IOWA TELECOMMUNICATIONS SVCS INC	73,500 shares	1,424,085	1,448,685
	IPSCO INC	500 shares	46,986	47,083
	IRIDE SPA EUR1	149,867 shares	389,723	488,128
	IRISH CONTINENTAL GROUP UNITS	16,000 shares	220,258	294,534
	ISHIKAWAJIMA-HARIMA HEAVY INDUSTR	26,000 shares	72,157	87,936
	ITALCEMENTI(FABBR RIUN CEM)SPA EUR1	35,000 shares	907,911	986,286
	ITH INDUSTRI INVEST DKK20	2,000 shares	76,557	80,664
	IWATE(BANK OF)	1,000 shares	62,798	55,810
	IXIA	97,300 shares	971,997	934,080

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	IZUMIYA CO	11,000 shares	75,392	78,562
	JAPAN AIRLINES CORP	3,000 shares	7,140	5,338
	JAPAN AIRPORT TERMINAL CO	39,400 shares	389,010	462,596
	JAPAN DIGITAL LABORATORY CO	7,700 shares	118,699	119,550
	JAPAN PULP & PAPER CO	73,000 shares	289,186	276,917
	JAPAN TOBACCO INC	617 shares	2,414,400	2,977,424
	JAPAN WOOL TEXTILE CO	41,000 shares	346,071	320,003
	JEFFERIES GROUP INC	192,200 shares	4,568,526	5,154,804
	JER INVESTMENT TRU	78,800 shares	1,317,719	1,628,796
	JESSOPS ORD GBP0.025	24,012 shares	65,640	70,727
	JIANGXI COPPER CO `H` CNY1	83,000 shares	82,320	84,417
	JOHNSON & JOHNSON	60,780 shares	3,659,476	4,012,696
	JONES LANG LASALLE INC	7,600 shares	547,999	700,492
*	JPMORGAN CHASE & CO	78,060,323 shares	2,969,966,721	3,770,313,601
	JSAT CORP	50 shares	131,940	119,592
	JUNGFRAUBAHN-GES CHF2(REGD)	300 shares	10,545	11,182
	JUPITER EUROPEAN OPPORTUNITIES TST ORD GBP0.01	2,632 shares	9,395	9,710
	K&F INDUSTRIES HOLDINGS INC	78,700 shares	1,302,881	1,787,277
	KAGAWA BANK	12,000 shares	78,113	75,028
	KAGOSHIMA BANK	42,000 shares	310,919	303,487
	KANEKA CORP	41,000 shares	376,532	372,993
	KANTO AUTO WORKS	29,000 shares	362,507	375,049
	KARSTADTQUELLE AG	647 shares	15,665	18,736
	KAYDON CORP	46,600 shares	1,443,378	1,851,884
	KAZAKHMYS ORD GBP0.20	67,500 shares	1,522,173	1,466,386
	KBC GROUPE SA	48,400 shares	5,130,177	5,929,136
	KEIHANSHIN REAL ESTATE CO	18,000 shares	131,154	114,808
	KELLER GROUP ORD GBP0.10	14,682 shares	189,514	258,469
	KEMIRA OYJ	33,450 shares	557,112	751,175
	KENSINGTON GROUP ORD GBP0.10	18,784 shares	312,756	290,427
	KERRY GROUP `A`ORD EUR0.125	46,000 shares	1,023,681	1,140,371
	KESKO OYJ	68,000 shares	2,814,884	3,588,528
	KEWILL SYSTEMS GBP0.01	100,000 shares	138,063	152,657
	KEYSPAN CORP	84,902 shares	3,085,845	3,496,264
	KIM ENG HLDGS SGD0.25	216,000 shares	198,033	194,278
	KINGBOARD CHEMICAL HLDG HKD0.10	1,000 shares	4,203	3,928
	KINGFISHER ORD GBP	546,384 shares	2,455,841	2,550,398
	KNOLL INC	65,200 shares	1,135,967	1,434,400
	KOHNAN SHOJI	1,800 shares	16,936	16,949
	KOKUYO CO	3,200 shares	52,542	50,516

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	KOMATSU	315,600 shares	6,122,632	6,396,492
	KOMORI CORP	12,000 shares	222,591	224,078
	KONECRANES INTERNATIONAL CORP(KCI)	80,100 shares	1,608,437	2,355,416
	KONINKLIJKE PHILIPS ELECTRONICS NV EUR0.20	109,832 shares	3,710,943	4,137,799
	KOSE	3,100 shares	96,479	93,660
	KUBOTA CORP	250,000 shares	2,341,451	2,312,114
	KUONI REISEN HLDG SER B CHF1	986 shares	553,476	526,642
	KUREHA CORP	22,000 shares	103,107	100,995
	KYOKUTO KAIHATSU KOGYO CO	10,800 shares	83,781	83,115
	KYORIN CO LTD	30,000 shares	326,812	350,720
	KYOWA HAKKO KOGYO CO	50,000 shares	324,906	427,594
	LADBROKES ORD GBP	191,000 shares	1,403,632	1,563,475
	LAIRD GROUP GBP	75,212 shares	545,897	607,937
	LAM SOON(HONG KONG) HKD1	14,000 shares	8,041	8,281
	LANXESS AG	29,600 shares	1,183,410	1,658,084
	LEBON(CIE)	102 shares	14,155	15,266
	LEGAL & GENERAL GROUP ORD GBP0.025	92,419 shares	223,939	284,881
	LEGG CORP	65,000 shares	1,113,816	1,201,200
	LEND LEASE CORP	1,900 shares	22,480	27,615
	LEON`S FURNITURE	3,600 shares	142,327	158,391
	LIBERTY MEDIA-INTERACTIVE	68,550 shares	1,891,192	2,401,275
	LINAMAR CORP	26,500 shares	364,108	316,533
	LINCOLN NATIONAL CORP	16,600 shares	913,035	1,102,240
	LION NATHAN	43,000 shares	249,173	276,564
	LIONBRIDGE TECHNOLOGIES INC	142,200 shares	931,521	915,768
	LIPPO HKD0.10	43,000 shares	14,569	14,375
	LJUNGBERGGRUPPEN	700 shares	19,228	34,524
	LOGICACMG ORD GBP0.10	201,000 shares	707,993	731,696
	LONDON & ASSOCIATED PROPERTIES ORD GBP0.10	4,348 shares	9,653	11,169
	M6-METROPOLE TELEVISION EUR0.40	3,027 shares	104,712	108,012
	MACFARLANE GROUP ORD GBP0.25	150,000 shares	99,508	88,071
	MACMAHON HLDGS	228,100 shares	158,900	159,113
	MACQUARIE AIRPORTS ORD	480,472 shares	1,077,170	1,363,353
	MAEDA CORP	85,000 shares	296,794	322,437
	MAEDA ROAD CONSTRUCTION CO	44,000 shares	314,931	318,677
	MAEZAWA KAISEI INDUSTRIES CO	1,700 shares	28,471	25,395
	MAEZAWA KYUSO INDUSTRIES CO	500 shares	7,998	8,183
	MAINFREIGHT ORD	6,800 shares	27,144	38,357
	MAKITA CORP	61,700 shares	1,926,788	1,890,017
	MAN AG ORD	34,400 shares	2,500,153	3,105,458

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	MANULIFE FINANCIAL CORP	87,825 shares	2,832,386	2,969,763
	MARKS & SPENCER GROUP ORD GBP0.25	333,800 shares	3,668,634	4,684,110
	MARSH & MCLENNAN COS INC	93,500 shares	2,857,191	2,866,710
	MARSTON’S	1,004 shares	26,692	35,566
	MATSUSHITA ELECTRIC INDUSTRIAL CO	131,000 shares	2,756,423	2,611,095
	MATSUYA FOODS CO	4,000 shares	70,712	53,544
	MAXVALU NISHINIHON	1,700 shares	23,048	22,114
	MAYR-MELNHOF KARTON AG	3,098 shares	512,003	580,096
	MDS INC COM	400 shares	7,214	7,311
	MEDIA SQUARE ORD GBP0.05	126,160 shares	55,457	41,358
	MEDIASET SPA EUR0.52	178,479 shares	2,040,627	2,115,812
	MEDICIS PHARMACEUTICAL CORP	44,300 shares	1,380,628	1,556,259
	MEDION AG	1,503 shares	19,812	15,994
	MEIWA ESTATE CO	13,100 shares	207,345	201,192
	MELIORBANCA EUR1	15,987 shares	74,812	79,476
	MELLON FINANCIAL CO	44,300 shares	1,557,588	1,867,245
	MENTOR GRAPHICS CORP	32,500 shares	377,904	585,975
	MENZIES COURT HLDG DEF TRADING LINE	10,584 shares	34,222	41,128
	MERCK & CO INC	60,700 shares	2,068,612	2,646,520
	MERCK KGAA	22,591 shares	2,033,007	2,339,681
	MERIDIAN GOLD INC	61,800 shares	1,282,844	1,717,422
	MERRILL LYNCH & CO INC	56,785 shares	4,280,218	5,286,684
	METHANEX CORP	29,990 shares	633,823	822,103
	METSO OYJ EUR1.70	60,900 shares	2,253,025	3,070,899
	MGM MIRAGE INC	58,975 shares	2,283,996	3,382,216
	MI DEVELOPMENTS INC	16,600 shares	569,278	594,844
	MICE GROUP ORD GBP0.04	198,182 shares	134,395	128,967
	MICHELIN(CIE GLE DES ETABL.) EUR2(REGD)	31,200 shares	1,865,144	2,982,792
	MICREL INC	82,100 shares	974,672	885,038
	MICROGEN GBP0.05	130,000 shares	141,390	135,229
	MICROSOFT CORP	98,700 shares	2,512,033	2,947,182
	MIKUNI COCA-COLA BOTTLING CO	26,200 shares	285,334	253,084
	MILLENNIUM & COPTHORNE HOTELS GBP0.30	95,000 shares	770,109	1,135,092
	MIRAI INDUSTRY CO LTD	9,400 shares	103,207	108,472
	MITSUBA CORP	19,000 shares	201,128	149,570
	MITSUBISHI CORP	116,000 shares	2,318,681	2,180,689
	MITSUBISHI ELEC CP	383,000 shares	2,942,156	3,490,731
	MITSUBISHI GAS CHEMICAL CO INC	283,000 shares	3,073,034	2,956,947
	MITSUBISHI SECURITIES CO	47,000 shares	609,885	521,455
	MITSUI & CO	248,000 shares	3,493,142	3,704,754

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	MITSUI CHEMICALS INC	84,000 shares	542,083	645,747
	MITSUI ENGINEERING & SHIPBUILDING	156,000 shares	443,159	506,668
	MITSUI MINING & SMELTING CO	67,000 shares	405,015	335,127
	MITSUI O.S.K.LINES	240,000 shares	2,184,234	2,364,651
	MIYAZAKI BANK	57,000 shares	300,445	280,324
	MIZUHO FINANCIAL GROUP	491 shares	4,162,000	3,502,581
	MOBILE MINI	37,400 shares	1,043,171	1,007,556
	MOCHIDA PHARMACEUTICAL CO	13,000 shares	110,459	110,956
	MONTPELIER RE HOLDINGS	50,600 shares	1,006,414	941,666
	MOOG INC	27,400 shares	916,747	1,046,406
	MORGAN STANLEY	33,100 shares	1,975,603	2,695,333
	MORINAGA & CO	129,000 shares	333,063	309,630
	MOTOROLA INC	23,438 shares	370,322	481,885
	MTU AERO ENGINES INVEST	41,900 shares	1,478,448	1,959,219
	MURPHY OIL CORP	31,300 shares	1,488,421	1,591,605
	MYOB	84,090 shares	71,110	76,885
	NAGASE & CO	34,000 shares	402,571	404,616
	NANTO BANK	1,000 shares	5,679	5,094
	NATEXIS BANQUE POPULAIRES EUR16	23,031 shares	634,624	646,271
	NATIONAL BANK OF CANADA	12,700 shares	644,321	718,543
	NATIONAL GRID ORD GBP	381,100 shares	4,274,342	5,497,029
	NAVIGAZIONE MONTANARI EUR0.52	4,315 shares	18,714	21,622
	NEC CORP	68,000 shares	380,147	324,720
	NEC FIELDING ORD	1,500 shares	17,993	20,633
	NEC NETWORKS & SYSTEM INTE CO	24,900 shares	274,408	296,113
	NEDSCHROEF HLDGS EUR0.02	326 shares	17,994	19,009
	NETELLER ORD GBP	61,421 shares	168,389	182,117
	NEW YORK TIMES CO	41,200 shares	1,087,557	1,003,632
	NEWALTA INCOME FD TRUST UNITS	12,500 shares	356,088	302,376
	NEWAYS ELECTRONICS INTERNATIONAL EUR0.50	3,377 shares	34,435	43,418
	NEWELL RUBBERMAID INC	52,600 shares	1,282,553	1,522,770
	NEWFIELD EXPLORATION CO	132,300 shares	6,820,173	6,079,185
	NEWMEDIA SPARK GBP0.025	571,114 shares	154,866	170,434
	NEXITY EUR5	12,415 shares	833,613	898,772
	NEXT MEDIA HKD1	66,000 shares	35,968	24,610
	NEXT ORD GBP0.10	64,500 shares	2,335,356	2,272,238
	NH HOTELES S.A. EUR2	46,188 shares	971,698	914,198
	NICHIREI CORP	289,000 shares	1,635,714	1,617,750
	NIFCO INC	1,400 shares	27,954	32,076
	NIKON CORP	150,000 shares	2,710,441	3,285,636

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	NIPPO CORP	48,000 shares	401,817	354,496
	NIPPON KOEI CO	47,000 shares	133,900	126,617
	NIPPON KONPO UNYU SOKO CO	29,000 shares	372,688	352,172
	NIPPON LIGHT METAL CO	162,000 shares	422,366	414,670
	NIPPON MEAT PACKERS INC	26,000 shares	302,296	283,664
	NIPPON SHINYAKU CO	28,000 shares	240,027	236,633
	NIPPON SUISAN KAISHA	293,000 shares	1,766,364	1,718,828
	NIPPON TEL & TEL CORP	851 shares	4,033,163	4,185,187
	NIPPON THOMPSON CO	36,000 shares	403,347	330,527
	NISOURCE INC	71,300 shares	1,514,851	1,718,330
	NISSAN DIESEL MOTOR CO	17,000 shares	54,586	56,783
	NISSAN SHATAI CO	55,000 shares	301,156	280,181
	NISSAY DOWA GENERAL INSURANCE	64,000 shares	407,796	384,038
	NISSEI CORP	17,400 shares	215,429	202,979
	NISSHIN STEEL CO	174,000 shares	565,265	645,445
	NITTO KOHKI CO	3,100 shares	67,833	67,383
	NOHMI BOSAI	10,000 shares	68,258	64,034
	NONI B LTD	1,800 shares	5,975	6,101
	NORD ANGLIA EDUCATION ORD GBP0.05	5,958 shares	16,494	30,842
	NORDDEUTSCHE AFFINERIE AG ORD	4,036 shares	107,924	113,094
	NORDEA BANK AB	240,800 shares	2,922,794	3,712,465
	NORDICOM AS DKK100	196 shares	29,256	29,228
	NORDSTROM INC	39,080 shares	1,385,874	1,928,207
	NORITAKE CO	3,000 shares	16,942	15,081
	NORITSU KOKI CO	12,700 shares	235,888	235,017
	NORTHGATE INFORMATION SOLUTIONS GBP0.10	50,614 shares	77,394	85,190
	NORTHSTAR REALTY FINANCE CORP	47,100 shares	704,914	780,447
	NORTHUMBRIAN WATER GROUP PLC ORD GBP0.10	160,000 shares	919,823	958,215
	NORVESTIA OY `B`ORD EUR3.50	1,916 shares	20,014	23,472
	NOVARTIS AG CHF0.50(REGD)	40,082 shares	2,258,846	2,306,677
	NOVEN PHARMACEUTICALS INC	40,300 shares	621,610	1,025,635
	NUCOR CORP	12,400 shares	458,710	677,784
	NUVASIVE INC	58,900 shares	1,107,487	1,360,590
	OCCAM NETWORKS	55,000 shares	790,732	907,500
	OCCIDENTAL PETROLEUM CORP	16,962 shares	674,718	828,254
	OENON HLDGS INC	36,000 shares	130,729	118,736
	OHSHO FOOD SERVICE CORP	1,900 shares	31,173	25,672
	OKO BANK	10,000 shares	165,695	167,469
	OKUWA CO	21,000 shares	280,585	277,051
	OLD MUTUAL ORD GBP0.10	532,308 shares	1,672,827	1,815,337

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	OMV AG	8,079 shares	436,866	457,989
	OPEN TEXT CORP	19,433 shares	326,487	399,448
	OPTIONSXPRESS HLDGS INC	45,140 shares	1,397,996	1,024,227
	ORBCOMM INC	64,100 shares	670,550	565,362
	ORICA	85,100 shares	1,644,920	1,629,947
	ORIENT CORP	93,000 shares	303,866	174,051
	ORIENT OVERSEAS INT	12,000 shares	42,959	76,377
	ORION CORPORATION	4,900 shares	104,969	106,290
	ORIX CORP	22,030 shares	5,627,527	6,369,296
	ORKLA ASA ORD NOK6.25	61,600 shares	2,914,630	3,492,383
	OSAKA GAS CO	193,000 shares	621,785	717,544
	OSAKA STEEL CO	10,300 shares	193,750	198,817
	OSTJYDSK BANK DKK100	310 shares	54,643	63,063
	OYO CORP	2,100 shares	23,461	22,030
	PACIFIC BRANDS	818,600 shares	1,420,279	1,684,030
	PACIFIC MANAGEMENT CORP	867 shares	2,231,962	1,899,098
	PAPERLINX	118,600 shares	283,403	367,379
	PARALLEL PETROLEUM CORP	70,900 shares	1,373,275	1,245,713
	PARAMOUNT BED CO	7,600 shares	125,006	128,203
	PARTNERTECH AB ORD	1,186 shares	21,370	22,098
	PATHEON INC	36,400 shares	260,521	157,962
	PC-TEL INC	72,200 shares	588,679	675,070
	PEPSICO INC	14,642 shares	815,412	915,857
	PERFORMANCE FOODS GROUP INC	93,300 shares	2,628,887	2,578,812
	PERILYA	68,400 shares	179,737	295,443
	PETROCHINA CO CNY1`H`	1,826,991 shares	1,980,293	2,588,761
	PEUGEOT SA EUR1	21,600 shares	1,359,568	1,429,841
	PFIZER INC	167,430 shares	4,195,015	4,336,437
	PHARMANET DEVELOPMENT GROUP INC	68,900 shares	1,597,515	1,520,623
	PHOENIX MECANO CHF1	768 shares	274,763	335,965
	PIERRE & VACANCES EUR10	4,619 shares	508,598	566,450
	PIOLAX CO	4,500 shares	99,514	90,827
	PIONEER NATURAL RESOURCES CO	116,300 shares	6,147,510	4,615,947
	PIRELLI & CO SPA EUR0.52	1,092,130 shares	964,754	1,086,585
	PLASTIC OMNIUM(CIE) EUR0.5 (POST SUBDIVISION)	5,282 shares	236,690	237,162
	PMP	23,314 shares	26,617	32,893
	POLYCOM INC	11,400 shares	197,987	352,374
	POOL CORP	67,300 shares	2,610,977	2,636,141
	PREMUDA SPA EUR0.5	116,231 shares	216,727	242,011
	PRIDE INTERNATIONAL INC	54,800 shares	1,290,101	1,644,000

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	PRIME SUCCESS INTERNATIONAL GROUP HKD0.10	70,000 shares	56,022	65,074
	PROCTER & GAMBLE CO	29,788 shares	1,634,512	1,914,475
	PROGRAMMED MAINTENANCE SERVICES	35,500 shares	126,188	139,066
	PROMINA GROUP	50,400 shares	217,858	274,900
	PROSODIE EUR4	1,638 shares	42,755	50,197
	PROTECTIVE LIFE CORP	110,900 shares	4,983,797	5,267,750
	PROVIDENCE SERVICE CORP	57,200 shares	1,664,699	1,437,436
	PROVIDENT FINANCIAL ORD 10 4/11P	68,000 shares	834,132	933,594
	PSION ORD GBP0.15	168,000 shares	399,115	371,543
	PSP SWISS PROPERTY CHF12.7(REGD)	18,000 shares	932,889	1,032,195
	PSS WORLD MEDICAL INC	82,600 shares	1,271,304	1,613,178
	PUBLICIS GROUPE SA EUR0.40	60,299 shares	2,341,182	2,540,454
	PULTE HOMES INC	184,100 shares	7,533,544	6,097,392
	QANTAS AIRWAYS	51,200 shares	142,420	210,658
	QBE INSURANCE GROUP	234,000 shares	3,653,939	5,321,074
	QLT INC COM	33,560 shares	273,085	283,776
	QUALCOM INC	112,305 shares	4,571,500	4,244,006
	QUEST SOFWARE INC	105,600 shares	1,530,519	1,547,040
	QUIKSILVER INC	91,300 shares	1,218,760	1,437,975
	QWEST COMMUNICATIONS INTL INC	104,700 shares	623,027	876,339
	RADIO ONE INC	81,000 shares	1,203,431	545,940
	RADIOSHACK CORP	40,500 shares	785,164	679,590
	RAMSAY HEALTH CARE	12,106 shares	92,658	108,301
	RARE HOSPITALITY INC COM STK	42,700 shares	1,253,306	1,406,111
	RAUTARUUKKI OYJ	100,900 shares	3,001,617	4,011,519
	RAYMOND JAMES FINANCIAL INC	180,400 shares	4,736,836	5,467,924
	RAYTHEON CO	29,800 shares	1,225,640	1,573,440
	RBC BEARINGS INC	44,200 shares	957,128	1,266,772
	REAL RESOURCES	13,380 shares	258,830	192,013
	REBEL SPORT	2,500 shares	7,532	8,848
	REGAL ENTERTAINMENT GROUP	93,800 shares	1,832,510	1,999,816
	REGENT INNS PLC ORD GBP0.05	10,846 shares	17,055	18,945
	REPSOL YPF SA EUR1	79,000 shares	2,292,588	2,729,347
	REPUBLIC SERVICES INC	131,300 shares	5,048,717	5,339,971
	RESOLUTE MINING	30,156 shares	40,343	40,170
	RESOURCES CONNECTION INC	50,400 shares	1,324,713	1,604,736
	REUTERS GROUP ORD GBP0.25	195,161 shares	1,456,765	1,700,664
	RHEINMETALL AG	14,000 shares	988,335	1,061,146
	RIDLEY CORPORATION	81,729 shares	71,378	75,048
	RIETER HLDGS AG CHF5	1,588 shares	675,672	829,319

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	RIKEN TECHNOS CORP	1,000 shares	4,028	3,474
	RIO TINTO ORD GBP0.10	53,635 shares	2,643,525	2,853,115
	RISO KAGAKU CORP	1,900 shares	34,516	37,392
	RM PLC ORD GBP0.02	17,352 shares	58,999	65,968
	ROBERT WISEMAN DAIRIES PLC ORD GBP0.10	71,000 shares	493,279	784,411
	ROCHE HLDG AG GENUSSCHEINE	39,600 shares	6,587,538	7,088,228
	ROLAND CORP	3,900 shares	90,555	87,718
	ROLLS ROYCE GROUP ORD GBP0.20	224,000 shares	1,888,928	1,962,932
	ROYAL BANK OF SCOTLAND GROUP PLC ORD GBP0.25	252,391 shares	8,591,487	9,844,706
	ROYAL DUTCH SHELL `A`ORD EUR0.07	130,070 shares	4,411,929	4,566,616
	ROYAL DUTCH SHELL `B`ORD EUR0.07	306,984 shares	10,939,416	10,754,504
	ROYAL DUTCH SHELL	19,200 shares	1,235,073	1,359,168
	ROYAL GOLD INC	12,200 shares	328,156	438,956
	ROYAL HOLDINGS CO	12,400 shares	171,006	163,072
	RURAL PRESS	1,100 shares	10,185	11,445
	RYODEN TRADING CO	23,000 shares	181,593	172,951
	RYOSAN CO	15,100 shares	392,730	377,009
	SAAB AB	30,100 shares	768,328	923,718
	SAINSBURY(J) ORD GBP0.28 4/7	387,200 shares	2,893,743	3,101,313
	SAKAI CHEMICAL INDUSTRY CO	46,000 shares	221,204	243,213
	SALLY MALAY MINING	91,201 shares	85,482	166,773
	SALZGITTER AG ORD	11,900 shares	1,068,385	1,554,289
	SAMSUNG ELECTRONICS CO	7,300 shares	2,520,221	2,401,700
	SANDEN CORP	40,000 shares	174,750	179,262
	SANDISK CORP	27,770 shares	1,579,037	1,194,943
	SANGETSU CO	15,800 shares	395,428	383,878
	SAN-IN GODO BANK	27,000 shares	256,029	250,615
	SANKYO CO	75,279 shares	4,386,901	4,163,389
	SANOFI-AVENTIS	124,022 shares	9,774,963	9,813,034
	SANSHIN ELECTRONICS CO	3,600 shares	39,651	45,712
	SANTOS	31,500 shares	287,726	245,056
	SANYO ELECTRIC CO	198,000 shares	430,777	250,917
	SANYO ELECTRIC CREDIT CO	4,600 shares	75,238	68,563
	SANYO SPECIAL STEEL CO	26,000 shares	176,606	176,526
	SAP AG	16,750 shares	873,541	889,425
	SAPUTO INC	6,100 shares	194,789	193,741
	SAUER-DANFOSS INC	27,700 shares	645,917	893,325
	SAVVIS INC	40,000 shares	1,077,817	1,428,400
	SBA COMMUNICATIONS	106,400 shares	1,965,048	2,926,000
	SCANFIL OYJ	12,000 shares	43,802	37,502

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	SCHERING-PLOUGH CORP	59,000 shares	1,212,654	1,394,760
	SCHOOL SPECIALITY INC	22,700 shares	814,715	851,023
	SCHWEIZ NATIONAL-VERSICHERUNGS-G CHF20(REGD)	1,110 shares	621,846	721,086
	SCHWEIZERHALL HLDGS AG CHF0.4	3,902 shares	368,396	460,300
	SCIENTIFIC GAMES	150,500 shares	5,064,066	4,549,615
	SCOTTISH POWER ORD GBP0.42	242,600 shares	3,073,897	3,551,518
	SCOTTS MIRACLE-GRO CO	103,600 shares	4,800,263	5,350,940
	SEIKAGAKU CORP	16,900 shares	181,362	170,482
	SEKISUI JUSHI CORP	18,000 shares	134,929	129,915
	SEKTKELLEREI SCHLOSS WACHENHEIM AG	4,302 shares	52,417	64,954
	SENIOR GBP0.10	362,096 shares	435,976	453,550
	SENSHU ELECTRIC CO	1,300 shares	29,727	28,585
	SENSHUKAI CO	3,000 shares	32,693	30,515
	SEVEN NETWORK	27,000 shares	196,298	241,119
	SEVERN TRENT ORD GBP0.9789	12,301 shares	358,530	353,899
	SHANGHAI INDUSTRIAL HLDGS HKD0.10	51,000 shares	98,141	108,594
	SHIDAX CORP	175 shares	188,096	170,366
	SHIGA BANK	26,000 shares	168,184	161,252
	SHINHAN FINANCIAL GROUP	17,400 shares	1,708,804	1,798,116
	SHINKAWA	10,700 shares	252,495	227,640
	SHINKO SECURITIES CO	94,000 shares	406,837	364,466
	SHINKO SHOJI CO	1,300 shares	16,775	17,445
	SHINSEI BANK	103,000 shares	667,399	605,094
	SHIRE ORD GBP0.05	40,500 shares	812,320	839,407
	SIEMENS AG	30,090 shares	2,533,794	2,981,424
	SIERRA HEALTH SERVICES INC	50,000 shares	1,903,661	1,802,000
	SIMS GROUP LTD ORD	31,400 shares	449,041	500,436
	SINGAPORE AIRPORT TERMINAL SERVICES SGD0.10	135,000 shares	185,890	219,970
	SINGAPORE PETROLEUM CO SGD0.50	86,000 shares	274,420	244,385
	SINO-FOREST CORP	6,600 shares	34,633	44,408
	SINOTRANS `H`CNY1	42,000 shares	12,713	15,175
	SKANDINAVISKA ENSKILDA BANKEN	194,600 shares	4,674,389	6,185,226
	SKILLED GROUP LTD	6,600 shares	29,553	27,311
	SMITH(DS) ORD GBP0.10	328,000 shares	889,801	1,258,205
	SMITHS NEWS PLC ORD GBP0.05	3,914 shares	9,656	10,399
	SNAP-ON INC	32,400 shares	1,255,903	1,543,536
	SOBEYS INC COM	6,300 shares	218,472	221,748
	SOCIETE GENERALE EUR1.25	63,200 shares	9,422,372	10,717,373
	SODEXHO ALLIANCE EUR4	30,300 shares	1,459,799	1,899,069
	SOITEC	45,800 shares	1,376,841	1,627,626

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	SOJITZ CORP	162,400 shares	601,878	493,381
	SOL MELIA S.A. EUR0.20	54,000 shares	864,051	1,068,820
	SOLVAY S.A.	9,600 shares	1,314,418	1,470,983
	SOUL PATTINSON(WASHINGTON H.)&CO	24,023 shares	162,353	165,870
	SPECIALTY FASHION GROUP LTD	51,357 shares	63,757	62,339
	SPONDA OYJ EUR1	39,139 shares	428,608	619,329
	SPOTLESS GROUP	66,100 shares	233,129	241,745
	SPRINT NEXTEL CORP FON	87,900 shares	1,767,062	1,660,431
	SSAB(SVENSKT STAL)AB	61,475 shares	1,109,045	1,387,971
	ST PAUL TRAVELERS CO`S INC	24,200 shares	1,107,842	1,299,298
	STANCORP FINANCIAL GROUP	39,300 shares	1,730,134	1,770,465
	STAPLES INC	41,540 shares	712,550	1,109,118
	STARBUCKS CORP	52,028 shares	1,426,252	1,878,252
	STATE STREET CORP	24,700 shares	1,410,260	1,665,768
	STERICYCLE INC	21,000 shares	1,045,153	1,585,500
	STOLT-NIELSEN S.A.	82,011 shares	2,080,532	2,515,776
	STRAITS RESOURCES	69,300 shares	204,529	192,817
	SUCRIERE DE PITHIVIERS-LE-VIEIL EUR16	240 shares	227,002	234,034
	SUDZUCKER AG	37,200 shares	933,809	899,157
	SUEZ EUR2	81,190 shares	3,415,558	4,200,018
	SULZER AG CHF0.03(REGD)	3,780 shares	2,793,212	4,294,962
	SUMCO CORP	47,000 shares	2,802,266	3,968,109
	SUMITOMO BAKELITE CO	49,000 shares	434,739	338,030
	SUMITOMO METAL INDUSTRIES	935,000 shares	3,790,113	4,056,859
	SUMITOMO OSAKA CEMENT CO	2,000 shares	6,117	6,529
	SUMITOMO PRECISION PRODUCTS CO	27,000 shares	161,516	140,942
	SUMITOMO SEIKA CHEMICALS CO	37,000 shares	218,357	209,911
	SUMITOMO TRUST & BANKING CO	639,000 shares	6,797,125	6,692,728
	SUN HUNG KAI CO HKD0.20	110,000 shares	100,121	110,888
	SUNEVISION HLDGS HKD0.10	73,000 shares	13,195	10,043
	SUNLAND GROUP	90,514 shares	151,288	257,549
	SUNSTONE HOTEL INVESTORS INC	71,000 shares	1,774,576	1,897,830
	SUPERIOR WELL SERVICES INC	44,300 shares	886,250	1,132,308
	SVENSKA CELLULOSA AB-SCA	45,200 shares	1,879,386	2,361,391
	SVOLDER AB	8,990 shares	87,926	106,085
	SWATCH GROUP CHF2.25(BR)	16,450 shares	3,364,405	3,628,379
	SWISS LIFE HOLDING CHF41	7,440 shares	1,735,902	1,860,457
	SWISS REINSURANCE CHF0.10(REGD)	65,900 shares	5,502,852	5,592,889
	SYMMETRY MEDICAL INC	64,200 shares	1,176,471	887,886
	SYNGENTA AG CHF2.30	14,895 shares	2,160,564	2,766,197

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	SYSCO CORP	58,235 shares	1,769,755	2,140,719
	TAI CHEUNG HLDGS HKD0.10	239,000 shares	123,412	138,595
	TAIHEIYO CEMENT CORP	3,000 shares	10,759	11,733
	TAKACHIHO ELECTRIC CO	600 shares	7,842	7,820
	TAKARA LEBEN CO	8,300 shares	131,254	125,592
	TAKEDA PHARMACEUTICAL CO	92,290 shares	5,826,984	6,327,970
	TAKEFUJI CORPORATION	2,140 shares	126,524	84,591
	TAMURA CORP	38,000 shares	150,982	164,559
	TARGETTI SANKEY SPA EUR0.52	4,508 shares	34,639	33,289
	TATE & LYLE ORD GBP0.25	121,500 shares	1,396,884	1,827,434
	TAVEX ALGODONERA S.A. EUR0.92	36,630 shares	159,293	155,533
	TDK CORP	17,100 shares	1,283,914	1,357,610
	TECHNIP	36,442 shares	2,069,488	2,498,825
	TEIJIN LTD	95,000 shares	598,168	584,407
	TEIXEIRA DUARTE ENGEN & CONST EUR0.5	8,613 shares	18,910	22,602
	TELE2 AB	115,100 shares	1,157,963	1,682,011
	TELECOM ITALIA MEDIA EUR0.03	403,299 shares	189,946	191,718
	TELEFONAKTIEBOLAGET LM ERICSSON	473,600 shares	1,798,903	1,913,640
	TELEFONICA SA EUR1	188,940 shares	3,178,480	4,016,236
	TELEFONICA SA EUR1	295,000 shares	4,986,285	6,270,719
	TELENOR ASA ORD NOK6	88,600 shares	1,160,020	1,668,449
	TELENOR ASA ORD NOK6	157,825 shares	2,029,689	2,972,043
	TELSTRA CORPORATION	944,600 shares	2,751,336	3,082,378
	TELUS CORP	3,400 shares	135,011	152,017
	TESCO ORD GBP0.05	240,200 shares	1,832,772	1,901,574
	TEXAS INSTRUMENTS INC	76,985 shares	2,148,554	2,217,168
	TEXAS ROADHOUSE	26,500 shares	355,099	351,390
	THOMSON SA EUR3.75	30,600 shares	579,469	597,595
	THORNTONS ORD GBP0.10	23,488 shares	56,368	64,472
	THYSSENKRUPP AG	96,200 shares	3,422,843	4,527,432
	TIME WARNER INC	117,000 shares	2,060,381	2,548,260
	TIME WARNER TEL	67,200 shares	1,153,699	1,339,296
	TJX COS INC	170,200 shares	4,078,311	4,854,104
	TNT N.V EUR0.48	63,105 shares	2,321,589	2,711,098
	TOHO BANK	47,000 shares	217,067	195,644
	TOKO INC	50,000 shares	165,368	132,600
	TOKYO DOME CORP	43,000 shares	220,602	182,963
	TOKYO ELECTRIC POWER CO INC	112,500 shares	3,145,443	3,634,971
	TOKYO ELECTRON	40,000 shares	2,725,544	3,148,840
	TOKYO OHKA KOGYO CO	9,900 shares	248,542	275,842

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	TOKYO STEEL MANUFACTURING CO	26,000 shares	574,288	407,167
	TOKYO STYLE CO	24,000 shares	266,167	259,225
	TOKYO TEKKO CO	25,000 shares	222,922	217,154
	TOKYU COMMUNITY CORP	7,200 shares	205,472	206,051
	TONAMI TRANSPORT	5,000 shares	14,183	12,337
	TOPRE CORP	8,500 shares	80,843	83,962
	TOPY INDUSTRIES	95,000 shares	339,916	396,249
	TOSHIBA CORP	252,000 shares	1,655,846	1,639,042
	TOSHIBA TEC CORP	78,000 shares	358,277	401,276
	TOSOH CORP	101,000 shares	400,403	445,856
	TOTAL ACCESS COMMUNICATIONS THB10	22,800 shares	95,362	98,040
	TOTAL S A SPONSORED	51,700 shares	3,324,675	3,718,264
	TOTAL S.A EUR2.5	114,931 shares	7,524,386	8,282,428
	TOWA REAL ESTATE DEVELOPMENT CO	54,000 shares	284,762	263,757
	TOYO INK MANUFACTURING CO	86,000 shares	366,489	347,161
	TOYO KOHAN CO	43,000 shares	150,416	149,763
	TOYO SECURITIES CO	46,000 shares	259,080	184,147
	TOYO SEIKAN KAISHA	25,100 shares	453,275	415,191
	TOYOTA MOTOR CORP	142,300 shares	7,842,463	9,506,173
	TRAFFICMASTER ORD GBP0.05	195,000 shares	130,400	267,149
	TRANSCONTINENTAL INC	29,700 shares	517,699	531,624
	TRANSPORT INTERNATIONAL HLDGS HKD1	57,600 shares	294,806	314,024
	TRIBAL GROUP ORD GBP0.05	698 shares	2,512	1,721
	TRIBUNE CO	27,000 shares	820,205	831,060
	TRICAN WELL SERVICE COM	34,300 shares	682,060	598,931
	TRIFAST ORD GBP0.05	104,000 shares	112,484	176,064
	TRINITY MIRROR GBP0.10	37,387 shares	348,342	343,540
	TRULY INTERNATIONAL HLDGS HKD0.10	148,000 shares	190,933	131,306
	TRUSCO NAKAYAMA CORP	3,900 shares	76,743	79,535
	TSURUMI MANUFACTURING CO	5,000 shares	52,913	51,613
	TUI AG	69,300 shares	1,445,129	1,383,533
	TULLOW OIL PLC ORD GBP0.10	312,200 shares	2,386,455	2,431,854
	TXU CORP	21,950 shares	1,265,918	1,189,909
	TYCO INTERNATIONAL LTD	81,100 shares	2,262,561	2,465,440
	UBS AG	26,345 shares	1,451,395	1,589,394
	UCBH HLDGS INC	134,000 shares	2,491,689	2,353,040
	ULTIMATE LEISURE GROUP PLC ORD GBP	33,000 shares	124,819	106,566
	UNILEVER NV CVA EUR0.16	39,874 shares	952,792	1,088,405
	UNILEVER ORD GBP	112,068 shares	2,672,023	3,132,070
	UNIMAT LIFE CORP	9,300 shares	120,991	122,148

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	UNION PACIFIC CORP	87,900 shares	7,060,021	8,088,558
	UNIPRES	21,200 shares	165,591	165,821
	UNIQ ORD GBP0.10	2,818 shares	9,541	12,533
	UNISOURCE ENERGY CORP	40,900 shares	1,299,629	1,494,077
	UNITED GROUP	20,200 shares	210,942	222,108
	UNITED HEALTH GROUP INC	20,375 shares	719,740	1,094,749
	UNITED INDUSTRIAL CORP SGD1	71,000 shares	67,086	96,715
	UNITED INTERNATIONAL SECURITIES SGD1	90,000 shares	79,457	99,133
	UNITED NATURAL FOODS	54,400 shares	1,603,252	1,954,048
	UNIVAR NV ORD EUR1	16,200 shares	775,897	906,610
	UNIVERSAL COMPRESSION HLDS	27,800 shares	1,075,874	1,726,658
	UNY CO	35,000 shares	525,065	455,289
	UOB-KAY HIAN HOLDINGS SGD0.10	265,000 shares	200,158	227,987
	UOL GROUP SGD1	65,000 shares	176,602	183,862
	URBAN OUTFITTERS INC	20,500 shares	329,023	472,115
	US BANCORP DELAWARE	77,100 shares	2,354,474	2,790,249
	USI HLDGS ORD HKD0.50	32,000 shares	19,434	18,186
	UXC ORD	58,008 shares	56,669	80,471
	VAISALA	860 shares	26,545	37,503
	VALERO ENERGY CORP	29,710 shares	1,912,630	1,519,964
	VALLOUREC(USIN A TUB DE LOR ESCAUT) EUR4	7,500 shares	1,830,157	2,178,743
	VALOR CO	1,200 shares	21,044	15,872
	VALSPAR CORP	41,900 shares	1,043,904	1,158,116
	VARIAN INC	44,000 shares	1,891,240	1,970,760
	VAUDOISE ASSURANCES HOLDING CHF25 (POST	195 shares	27,797	28,754
	VEDANTA RESOURCES ORD	48,400 shares	1,230,862	1,156,598
	VERIZON COMMUNICATIONS INC	41,800 shares	1,248,300	1,556,632
	VERWALTUNGS-UND PRIVAT-BANK VADUZ CHF10	3,780 shares	802,629	1,006,390
	VIACOM INC NEW CLASS`B` NON-VTG	23,900 shares	914,400	980,617
	VILLAGE ROADSHOW	64,300 shares	114,631	160,153
	VINCI EUR5	75,856 shares	8,044,851	9,682,680
	VITAL SIGNS	19,800 shares	1,009,618	988,416
	VITTORIA ASSICURAZIONI EUR1	13,792 shares	215,594	221,698
	VIVENDI EUR5.5	178,100 shares	6,204,016	6,953,967
	VODAFONE GROUP	3,198,078 shares	7,581,755	8,856,601
	VOLEX GROUP ORD GBP0.25	12,675 shares	24,574	33,737
	VOLVO(AB)	50,500 shares	2,560,811	3,479,578
	VT GROUP ORD GBP0.05	86,000 shares	779,763	799,912
	VTECH HLDGS ORD	55,000 shares	289,906	339,452
	WA US COMMODITY PLUS	317,068 shares	4,977,000	5,105,751

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	WAI KEE HOLDINGS HKD0.10	256,000 shares	81,237	90,520
	WALLENSTAM	652 shares	9,447	13,434
	WAL-MART STORES INC	34,300 shares	1,577,377	1,583,974
	WALT DISNEY CO.	39,600 shares	979,766	1,357,092
	WARNER ESTATE HLDGS ORD GBP0.05	19,950 shares	311,233	337,739
	WASTE MANAGEMENT INC	49,400 shares	1,553,372	1,816,438
	WATERMAN GROUP PLC ORD GBP0.10	36,000 shares	118,259	119,918
	WATPAC	11,888 shares	21,618	39,355
	WBL CORPORATION STK SGD1	50,000 shares	156,084	145,995
	WEIQIAO TEXTILE CO `H`CNY1	114,000 shares	132,071	153,617
	WESSANEN(KON) EUR1	28,886 shares	397,166	390,428
	WEST JAPAN RAILWAY CO	155 shares	647,243	662,121
	WET SEAL INC	114,200 shares	685,200	761,714
	WHARF(HLDGS) HKD1	305,000 shares	1,074,314	1,127,487
	WHEELOCK PROPERTIES(S) SGD1	26,000 shares	30,006	38,128
	WHITBREAD ORD GBP	62,500 shares	1,355,522	2,048,879
	WHOLE FOODS MARKET INC	21,765 shares	1,115,109	1,021,431
	WILLBROS GROUP INC	53,100 shares	1,174,250	1,003,590
	WILLIAMSA SCOTSMAN INTL INC	64,600 shares	1,500,722	1,267,452
	WING LUNG BANK HKD5	12,600 shares	122,294	132,039
	WING ON CO INTERNATIONAL HKD0.10	92,000 shares	156,434	142,899
	WING TAI HOLDINGS SGD0.25	20,000 shares	26,052	29,720
	WMH WALTER MEIER HLDG AG CHF25(REGD)	2,199 shares	223,458	237,788
	WOLSELEY ORD GBP0.25	11,255 shares	260,056	271,600
	WORKSPACE GROUP ORD GBP0.10	2,322 shares	21,795	22,609
	WPS RESOURCES CORP	94,400 shares	4,591,022	5,100,432
	WRIGHT EXPRESS CORP	49,200 shares	1,356,459	1,533,564
	WURTT LEBENSVERSICHERUNG	1,246 shares	63,291	59,807
	WYETH COM	29,300 shares	1,369,147	1,491,956
	XSTRATA PLC	146,000 shares	5,347,809	7,286,427
	XTO ENERGY INC	144,500 shares	6,288,076	6,798,725
	YAHOO INC	150,009 shares	4,124,571	3,831,230
	YAMAGATA BANK	23,000 shares	127,269	119,097
	YAMAGUCHI FINANCIAL GROUP INC	30,000 shares	437,185	307,163
	YAMAHA MOTOR CO	90,900 shares	2,527,507	2,853,141
	YAMANA GOLD INC COM	17,085 shares	189,367	224,775
	YAMANASHI CHUO BANK	53,000 shares	402,565	347,833
	YAMATO KOGYO CO	16,700 shares	357,804	421,862
	YOKOHAMA REITO CO	7,000 shares	59,608	52,226
	YONEKYU CORP	15,000 shares	171,822	141,119

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	COMMON STOCK — (continued):
	YOROZU CORP	9,100 shares	99,199	115,320
	YUM BRANDS INC COM	91,450 shares	4,299,366	5,377,260
	ZIMMER HOLDINGS INC	5,885 shares	386,182	461,266
	ZINIFEX	30,100 shares	254,978	445,791
	ZURICH FINANCIAL SERVICES	40,231 shares	8,805,866	10,810,001

	TOTAL COMMON STOCK		4,437,818,724	5,413,830,031

	COMMON/COLLECTIVE TRUST FUNDS:
	BGI EAFE INDEX FUND CL F	4,962,731 units	106,267,778	152,256,582
	BGI EQUITY INDEX FUND CL F	67,193,770 units	1,112,670,645	1,392,254,923
	BGI RUSSELL 1000 GROWTH FUND CL F	45,665,665 units	342,208,277	387,244,838
	BGI RUSSELL 1000 VALUE FUND CL F	14,283,469 units	162,574,558	230,249,514
	BGI RUSSELL 2000 INDEX FUND CL F	8,028,611 units	121,410,935	160,652,501
*	JPMORGAN DOMESTIC LIQUIDITY	177,398,457 units	177,398,457	177,398,457
*	MGT LIQUIDITY FD	234 units	234	234

	TOTAL COMMON/COLLECTIVE TRUST FUNDS		2,022,530,884	2,500,057,049

	REGISTERED INVESTMENT COMPANIES (MUTUAL FUNDS):
*	AMERICAN CENTY MUT FDS INC ULTRA INSTL	6,331,934 units	175,814,071	174,001,554
*	JP MORGAN US EQUITY FDS VALUE	29,957,995 units	512,973,149	593,767,459
*	JPMORGAN TR I CAP GROWTH FD SELECT CL	6,309,922 units	258,517,101	268,928,866
*	JPMORGAN TR I SMALL CAP CORE FD SELECT CL	12,347,954 units	556,698,073	587,762,597
*	JPMORGAN TR II CORE BD FD ULTRA CL	15,354,188 units	166,493,961	162,293,771
	PIMCO FDS PAC INVT MGMT SER EMER MKT LC BD	151,692 units	1,706,570	1,727,775
	WA FLTG RATE HI INCOME FD	733,138 units	8,500,000	8,853,373
	WA MBS PORTFOLIO, LLC	19,844,532 units	206,145,000	217,257,938
	WESTERN ASSET EMERGING MARKET PORTFOLIO	156,682 units	2,501,121	2,785,029
	WESTERN ASSET INVT GRADE L L C	1,066,345 units	23,000,000	23,497,983
	WESTERN ASSET US DOLLAR HIGH YIELD LLC	804,661 units	11,952,436	12,838,368

	TOTAL REGISTERED INVESTMENT COMPANIES (MUTUAL FUNDS)		1,924,301,482	2,053,714,713

**	GUARANTEED INVESTMENT CONTRACTS:
	AIG GIC # 496672	0.000% 12/31/2049, 598,632,508	598,632,508	589,945,566
*	JP MORGAN/BANK OF AMERICA	01-001/10051-5, 598,701,834	598,701,834	590,013,887
*	JP MORGAN/STATE STREET BANK	101004/10051-5, 598,701,077	598,701,077	590,013,139

	TOTAL GUARANTEED INVESTMENT CONTRACTS		1,796,035,419	1,769,972,592

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS:
	AB SPINTAB SWED ZCP	0.000% 02/02/2007, 4,900,000	4,877,133	4,877,133
	ABITIBI-CONSOLIDATED INC	SEMI-ANN. 8.550% 08/01/2010, 125,000	120,285	118,750
	ABN AMRO NO AMER FIN CORPORATE	0.000% 03/22/2007, 5,500,000	5,436,444	5,436,444
	ABSHE 2006-HE5 A2	5.41%, 07/18/08	109,848	109,848
	ABSHE 2006-HE5 A2	5.41%, 07/18/08	749,735	749,735
	ACCELLENT INC	SEMI-ANN. 10.500% 12/01/2013, 375,000	386,929	389,063
	ACCO BRANDS CORP	SEMI-ANN. 7.625% 08/15/2015, 750,000	698,497	736,875
	ACIH INC SR NT STP144A12	SEMI-ANN. FLOATING 12/15/2012, 500,000	407,604	345,000
	ADVANSTAR COMMUNICATIONS	SEMI-ANN. 10.750% 08/15/2010, 375,000	404,468	403,594
	AES CORPORATION	SEMI-ANN. 9.000% 05/15/2015, 1,366,000	1,462,692	1,468,450
	AES CORPORATION	SEMI-ANN. 8.875% 02/15/2011, 110,000	119,063	117,975
	AES CORPORATION	SEMI-ANN. 7.750% 03/01/2014, 30,000	31,800	31,650
	AES EASTERN ENERGY	SEMI-ANN. 9.000% 01/02/2017, 501,155	542,937	561,293
	AFFINIA GROUP INC	SEMI-ANN. 9.000% 11/30/2014, 250,000	228,915	245,000
	AFFINION GROUP INC	SEMI-ANN. 10.125% 10/15/2013, 500,000	520,707	530,000
	AIFUL CORPORATION	SEMI-ANN. 5.000% 08/10/2010, 279,000	266,421	270,741
	AINSWORTH LUMBER CO	SEMI-ANN. 7.250% 10/01/2012, 494,000	412,173	389,025
	AK STEEL CORP	SEMI-ANN. 7.750% 06/15/2012, 500,000	494,827	503,750
	ALAMOSA DEL INC	SEMI-ANN. 11.000% 07/31/2010, 196,000	212,344	211,795
	ALERIS INTERNATIONAL INC	SEMI-ANN. 10.000% 12/15/2016, 375,000	380,877	375,938
	ALERIS INTERNATIONAL INC	SEMI-ANN. 9.000% 12/15/2014, 375,000	380,273	376,875
	ALLIANCE IMAGING INC	SEMI-ANN. 7.250% 12/15/2012, 250,000	229,105	237,500
	ALLIANCE ONE INTL INC SR NT	SEMI-ANN. 11.000% 05/15/2012, 500,000	483,866	532,500
	ALLIED WASTE NORTH AMERICA	SEMI-ANN. 7.250% 03/15/2015, 1,000,000	962,268	1,001,250
	ALLSTATE LIFE GLOBAL FUNDING TRUSTS	5.34%, 01/29/08	116,387	116,387
	ALLSTATE LIFE GLOBAL FUNDING TRUSTS	5.34%, 01/29/08	794,361	794,361
	ALTAMIRA FUNDING LLC CORPORATE	0.000% 01/11/2007, 5,500,000	5,491,949	5,491,949
	ALTRIA GROUP INC	SEMI-ANN. 7.000% 11/04/2013, 324,000	344,161	352,031
	AMER GEN FINANCE	SEMI-ANN. 4.500% 11/15/2007, 1,000,000	994,175	994,187
	AMERICAN EXPRESS CR CORP MTNBE VR	MONTHLY FLOATING 06/12/2007, 9,500,000	9,499,928	9,501,777
	AMERICAN EXPRESS CREDIT ACCOUNT MASTER TRUST	MONTHLY FLOATING 09/15/2009, 1,250,000	1,250,702	1,250,233
	AMERICAN EXPRESS CREDIT ACCOUNT MASTER TRUST	MONTHLY FLOATING 11/16/2009, 4,250,000	4,253,323	4,252,105
	AMERICAN GENERAL FINANCE CORP	5.40%, 01/29/08	242,473	242,473
	AMERICAN GENERAL FINANCE CORP	5.40%, 01/29/08	1,654,918	1,654,918
	AMERICAN HONDA FINANCE CORP	5.35%, 03/08/07	727,418	727,418
	AMERICAN HONDA FINANCE CORP	5.39%, 01/23/08	193,978	193,978
	AMERICAN HONDA FINANCE CORP	5.35%, 03/08/07	4,964,754	4,964,754
	AMERICAN HONDA FINANCE CORP	5.39%, 01/23/08	1,323,934	1,323,934
	AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 1996-B	MONTHLY 3.100% 11/06/2009, 274,948	274,544	273,955
	AMERIGAS PARTNERS	SEMI-ANN. 7.125% 05/20/2016, 375,000	353,594	375,000

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	AMERIPATH INC	SEMI-ANN. 10.500% 04/01/2013, 409,000	427,466	442,743
	AMES TRUE TEMPER INC	SEMI-ANN. 10.000% 07/15/2012, 250,000	221,174	230,000
	ANADARKO FINANCE CORP	SEMI-ANN. 7.500% 05/01/2031, 1,275,000	1,391,679	1,446,631
	ANADARKO PETROLEUM CORP	QUARTERLY FLOATING 09/15/2009, 1,120,000	1,120,000	1,124,567
	ANADARKO PETROLEUM CORP	SEMI-ANN. 5.950% 09/15/2016, 490,000	490,341	491,025
	ANADARKO PETROLEUM CORP	SEMI-ANN. 6.450% 09/15/2036, 1,630,000	1,629,725	1,647,108
	ANR PIPELINE CO	SEMI-ANN. 9.625% 11/01/2021, 1,050,000	1,218,987	1,393,377
	ANZ NATIONAL (INTL) LTD	5.35%, 01/29/08	290,967	290,967
	ANZ NATIONAL (INTL) LTD	5.35%, 01/29/08	1,985,902	1,985,902
	ANZ NATNL INT LMTD	0.000% 01/22/2007, 4,600,000	4,585,926	4,585,926
	AOL TIME WARNER INC	SEMI-ANN. 6.875% 05/01/2012, 631,000	651,045	666,809
	AOL TIME WARNER INC	SEMI-ANN. 7.625% 04/15/2031, 84,000	90,121	93,841
	AOL TIME WARNER INC	SEMI-ANN. 7.700% 05/01/2032, 670,000	725,542	755,956
	APACHE FINANCE CANADA	SEMI-ANN. 4.375% 05/15/2015, 1,203,000	1,083,416	1,107,090
	ASB BANK LTD.	0.000% 01/30/2007, 5,500,000	5,476,784	5,476,784
	ASIF GLOBAL FINANCING	SEMI-ANN. 3.850% 11/26/2007, 1,590,000	1,570,132	1,568,691
	ASIF GLOBAL FINANCING XIX	SEMI-ANN. 4.900% 01/17/2013, 113,000	107,398	110,197
	ASIF GLOBAL FUNDING XV	5.37%, 05/03/07	97,007	97,007
	ASIF GLOBAL FUNDING XV	5.37%, 05/03/07	662,093	662,093
	ASSET SECURITIZATION CORP	MONTHLY 6.920% 02/14/2029, 39,473	39,527	39,584
	ASSOCIATED MATERIAL INC	SEMI-ANN. FLOATING 03/01/2014, 750,000	471,588	506,250
	AT&T INC	SEMI-ANN. 5.100% 09/15/2014, 509,000	473,747	494,213
	AUSTRA CORP DISC	0.000% 03/20/2007, 5,500,000	5,437,080	5,437,080
	AVAGO TECHNOLOGIES FIN	SEMI-ANN. 10.125% 12/01/2013, 500,000	525,814	533,750
	BANCAJA	5.42%, 07/10/08	135,785	135,785
	BANCAJA	5.42%, 07/10/08	926,754	926,754
	BANK OF AMERICA	5.37%, 08/08/08	106,688	106,688
	BANK OF AMERICA	5.37%, 08/08/08	728,164	728,164
	BANK OF AMERICA CORP	SEMI-ANN. 3.875% 01/15/2008, 4,450,000	4,392,373	4,382,872
	BANK OF THE WEST ICAP CORPORATES	4.700% 01/11/2007, 4,000,000	4,000,000	4,000,000
	BANKAMERICA CORP	0.000% 04/02/2007, 3,000,000	2,960,263	2,960,263
	BANKAMERICA CORP	0.000% 05/01/2007, 5,500,000	5,405,217	5,405,217
	BARCLAYS U S FDG CORP	0.000% 02/14/2007, 5,500,000	5,464,809	5,464,809
	BARTON CAPITAL CORP	0.000% 01/05/2007, 5,500,000	5,496,810	5,496,810
	BAVARIA UNIVL FDG CO	0.000% 01/26/2007, 5,000,000	4,981,597	4,981,597
	BE AEROSPACE INC	SEMI-ANN. 8.875% 05/01/2011, 639,000	659,055	661,365
	BEAR STEARNS ARM TRUST 2004-4 A-6	MONTHLY FLOATING 06/25/2034, 1,465,000	1,393,425	1,428,284
	BELLSOUTH CORP	SEMI-ANN. 4.750% 11/15/2012, 28,000	26,067	27,020
	BETA FINANCE INC	5.37%, 01/15/08	213,376	213,376
	BETA FINANCE INC	5.37%, 01/31/08	349,160	349,160

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	BETA FINANCE INC	5.38%, 05/02/08	87,265	87,265
	BETA FINANCE INC	5.37%, 01/15/08	1,456,328	1,456,328
	BETA FINANCE INC	5.37%, 01/31/08	2,383,082	2,383,082
	BETA FINANCE INC	5.38%, 05/02/08	595,599	595,599
	BLOUNT INC SUB NTS	SEMI-ANN. 8.875% 08/01/2012, 500,000	506,929	510,000
	BMW VEHICLE OWNER TRUST	MONTHLY 4.040% 02/25/2009, 2,597,121	2,581,802	2,583,844
	BMW VEHICLE OWNER TRUST 2006-A A-1	MONTHLY 5.363% 09/25/2007, 2,915,477	2,915,477	2,915,772
	BNP PARIBAS FIN INC	0.000% 01/16/2007, 5,450,000	5,437,710	5,437,710
	BNP PARIBAS NY BANCH	MONTHLY FLOATING 04/03/2008, 3,000,000	2,998,270	2,997,938
	BOEING CAPITAL CORP	SEMI-ANN. 7.375% 09/27/2010, 509,000	540,915	545,700
	BOMBARDIER INC	SEMI-ANN. 8.000% 11/15/2014, 500,000	506,145	512,500
	BON TON DEPT STORES	SEMI-ANN. 10.250% 03/15/2014, 250,000	235,218	255,625
	BRITISH TELECOMMUNICATIONS	SEMI-ANN. FLOATING 12/15/2010, 530,000	581,282	591,485
	BUFFALO THUNDER DEV AUTH	SEMI-ANN. 9.375% 12/15/2014, 250,000	250,000	253,750
	CABLEVISION SYSTEMS CORP	SEMI-ANN. 8.000% 04/15/2012, 500,000	494,280	491,250
	CALYON, LDN	5.3%, 06/14/07	310,365	310,365
	CALYON, LDN	5.31%, 06/14/07	2,118,295	2,118,295
	CALYON, NY	5.36%, 05/19/08	252,135	252,135
	CALYON, NY	5.37%, 10/14/08	484,748	484,748
	CALYON, NY	5.36%, 05/19/08	1,720,869	1,720,869
	CALYON, NY	5.37%, 10/14/08	3,308,493	3,308,493
	CANADIAN IMPERIAL BANK NY	5.33%, 01/29/08	533,440	533,440
	CANADIAN IMPERIAL BANK NY	5.33%, 01/29/08	1,066,879	1,066,879
	CANADIAN IMPERIAL BANK NY	5.33%, 01/29/08	3,640,819	3,640,819
	CANADIAN IMPERIAL BANK NY	5.33%, 01/29/08	7,281,639	7,281,639
	CANWEST MEDIA INC	SEMI-ANN. 8.000% 09/15/2012, 489,091	484,593	510,489
	CAPITAL LEASE FUNDING 99-LTL- A-2	MONTHLY 6.867% 01/22/2026, 825,496	849,752	855,348
	CAPITAL ONE AUTO FINANCE TRUST	MONTHLY 2.960% 04/15/2009, 239,953	239,416	239,707
	CAPITAL ONE AUTO FINANCE TRUST	MONTHLY 4.280% 07/15/2009, 500,444	498,707	498,526
	CAPITAL ONE AUTO FINANCE TRUST	MONTHLY 5.530% 05/15/2009, 1,100,000	1,100,899	1,100,900
	CAPITAL ONE AUTO FINANCE TRUST 2006-A A-2	MONTHLY 5.310% 05/15/2009, 3,672,452	3,671,353	3,672,200
	CARAT 2006-1 A-2B	5.38%, 02/15/08	283,708	283,708
	CARAT 2006-1 A-2B	5.38%, 02/15/08	1,936,358	1,936,358
	CARMAX AUTO OWNER TRUST 2004-2	MONTHLY 3.000% 09/15/2008, 2,253,673	2,235,205	2,244,713
	CATERPILLAR FIN SERV 14912L2L4	SEMI-ANN. 3.800% 02/08/2008, 3,400,000	3,350,908	3,344,291
	CBA (DE) FINANCE INC	0.000% 03/30/2007, 3,000,000	2,961,647	2,961,647
	CBA (DE) FINANCE INC ZCP	0.000% 02/21/2007, 6,000,000	5,955,460	5,955,460
	CC (USA) INC CORPORATE	0.000% 02/23/2007, 8,000,000	7,938,226	7,938,226
	CC (USA) INC CORPORATE	0.000% 03/28/2007, 4,000,000	3,950,869	3,950,869
	CC USA INC	5.37%, 01/14/08	87,290	87,290

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	CC USA INC	5.37%, 01/25/08	155,182	155,182
	CC USA INC	5.38%, 03/10/08	145,449	145,449
	CC USA INC	5.38%, 05/02/08	193,922	193,922
	CC USA INC	5.38%, 05/23/08	116,358	116,358
	CC USA INC	5.37%, 01/14/08	595,770	595,770
	CC USA INC	5.37%, 01/25/08	1,059,147	1,059,147
	CC USA INC	5.38%, 03/10/08	992,714	992,714
	CC USA INC	5.38%, 05/02/08	1,323,553	1,323,553
	CC USA INC	5.38%, 05/23/08	794,165	794,165
	CCH I LLC/CCH I CAPITAL CORP	SEMI-ANN. 11.000% 10/01/2015, 500,000	460,172	513,125
	CCH II LLC/CCH II CAPITAL CORP	SEMI-ANN. 10.250% 09/15/2010, 500,000	506,092	523,125
	CDRV INVESTORS INC	SEMI-ANN. FLOATING 01/01/2015, 1,750,000	1,255,305	1,356,250
	CENTENNIAL COMMUNICATIONS CORP	SEMI-ANN. 10.125% 06/15/2013, 453,000	475,077	488,108
	CHESAPEAKE CORP	SEMI-ANN. 7.000% 12/15/2014, 500,000	581,363	619,767
	CHESAPEAKE ENERGY CORP	SEMI-ANN. 6.500% 08/15/2017, 500,000	462,959	488,750
	CHESAPEAKE ENERGY CORP	SEMI-ANN. 6.625% 01/15/2016, 250,000	242,164	248,438
	CHESAPEAKE ENERGY CORP	SEMI-ANN. 6.875% 01/15/2016, 500,000	479,202	504,375
	CHEVRONTEXACO CAP CO	SEMI-ANN. 3.500% 09/17/2007, 1,395,000	1,370,540	1,378,632
	CHEYNE HIGH GRADE ABS CDO I	5.42%, 11/10/08	969,890	969,890
	CHEYNE HIGH GRADE ABS CDO I	5.42%, 11/10/08	6,619,672	6,619,672
	CHUKCHANSI ECO DEV AUTH	SEMI-ANN. 8.000% 11/15/2013, 250,000	251,374	259,688
	CIC NY	5.40%, 05/10/07	242,473	242,473
	CIC NY	5.40%, 05/10/07	1,654,918	1,654,918
	CIT GROUP INC	SEMI-ANN. 5.750% 09/25/2007, 6,000,000	6,015,810	6,018,258
	CITIBANK CR CARD ISSUANCE TRUST SER 2004-A	SEMI-ANN. 2.550% 01/20/2009, 3,165,000	3,123,378	3,160,558
	CITIBANK CREDIT CARD ISSUANCE TRUST	SEMI-ANN. 4.950% 02/09/2009, 2,312,000	2,305,183	2,311,642
	CITIGROUP FDG INC	0.000% 04/17/2007, 5,500,000	5,416,113	5,416,113
	CITIGROUP INC	SEMI-ANN. 5.100% 09/29/2011, 2,280,000	2,275,485	2,270,346
	CITIGROUP INC	SEMI-ANN. 5.125% 02/14/2011, 1,000	978	997
	CITIZENS COMMUNICATIONS CORP	SEMI-ANN. 9.250% 05/15/2011, 750,000	802,230	829,688
	CLEAR CHANNEL COMMUNICATIONS INC	SEMI-ANN. 5.750% 01/15/2013, 1,000,000	897,475	889,268
	CLEAR CHANNEL COMMUNICATIONS INC	SEMI-ANN. 6.250% 03/15/2011, 880,000	871,719	855,198
	CMLTI 06 NC1 A2A	5.42%, 06/27/08	146,964	146,964
	CMLTI 06 NC1 A2A	5.42%, 06/27/08	1,003,053	1,003,053
	CMLTI 06-1 WFH2 A1	5.39%, 08/29/08	316,835	316,835
	CMLTI 06-1 WFH2 A1	5.39%, 08/29/08	2,162,456	2,162,456
	CMP SUSQUEHANNA	SEMI-ANN. 9.875% 05/15/2014, 375,000	357,335	373,125
	CMS ENERGY CORP	SEMI-ANN. 9.875% 10/15/2007, 693,000	709,963	714,656
	CODELCO INC	SEMI-ANN. 4.750% 10/15/2014, 223,000	204,181	211,998
	CODERE FINANCE (LUXEMBOURG) SA	SEMI-ANN. 8.250% 06/15/2015, 750,000	989,293	1,049,664

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	COLUMBIA HCA HEALTHCARE CORP	SEMI-ANN. 7.190% 11/15/2015, 100,000	96,571	85,773
	COLUMBIA HCA HEALTHCARE CORP	SEMI-ANN. 7.750% 07/15/2036, 707,000	657,792	567,002
	COMMERCIAL MTG LEASE-BACKED SECURITIES LLC	MONTHLY 6.746% 06/20/2031, 1,278,894	1,324,382	1,351,238
	COMPASS MINERALS INTERNATIONAL INC	SEMI-ANN. FLOATING 06/01/2013, 250,000	237,271	238,125
	CONNECTICUT RRB SPL PURP TST	QUARTERLY 5.730% 03/30/2009, 465,102	465,470	465,373
	CONOCO FUNDING CO	SEMI-ANN. 6.350% 10/15/2011, 195,000	200,668	203,862
	CONOCO FUNDING CO	SEMI-ANN. 7.250% 10/15/2031, 3,000	3,391	3,537
	CONOCO INC	SEMI-ANN. 6.950% 04/15/2029, 900,000	981,624	1,022,288
	CONOCOPHILLIPS	SEMI-ANN. 4.750% 10/15/2012, 305,000	290,843	297,397
	CONSOLIDATED CONTAINERS CO	SEMI-ANN. 10.125% 07/15/2009, 125,000	119,709	123,750
	CONSOLIDATED CONTAINERS CO STP-UP	SEMI-ANN. FLOATING 06/15/2009, 250,000	239,010	253,125
	CONSTELLATION BRANDS INC	SEMI-ANN. 8.000% 02/15/2008, 395,000	399,787	403,888
	CONTINENTAL AIRLINES PASS THROUGH TRUST 99-1 A	SEMI-ANN. 6.545% 08/02/2020, 223,123	221,061	230,955
	CONTINENTAL CABLEVISION	SEMI-ANN. 9.000% 09/01/2008, 600,000	637,425	634,370
	COOP. ASSOC. TRACTOR ZCP	0.000% 02/27/2007, 5,500,000	5,454,020	5,454,020
	COUNTRYWIDE AB CERT 2002-BC2 A	MONTHLY FLOATING 04/25/2032, 4,902	4,905	4,903
	COVALENCE SPECIALTY MATERIALS	SEMI-ANN. 10.250% 03/01/2016, 500,000	486,919	457,500
	COX COMMUNICATIONS INC	SEMI-ANN. 3.875% 10/01/2008, 234,000	225,283	227,662
	CPG INTERNATIONAL I INC	SEMI-ANN. 10.500% 07/01/2013, 779,000	793,470	793,606
	CREDIT SUISSE FIRST BOSTON USA INC.	5.17%, 06/03/08	485,570	485,570
	CREDIT SUISSE FIRST BOSTON USA INC.	5.17%, 06/03/08	3,314,104	3,314,104
	CREDIT SUISSE FIRST BOSTON, NY	5.34%, 03/29/07	581,934	581,934
	CREDIT SUISSE FIRST BOSTON, NY	5.34%, 03/29/07	3,971,803	3,971,803
	CREDIT SUISSE WARBURG PINCUS TRUST	SEMI-ANN. 5.500% 08/16/2011, 430,000	428,462	434,686
	CRESCENT REAL ESTA NTS	SEMI-ANN. FLOATING 09/15/2007, 1,382,000	1,390,091	1,387,183
	CRESENT REAL ESTA	SEMI-ANN. 9.250% 04/15/2009, 118,000	121,827	121,098
	CROWN AMERICAS LLC	SEMI-ANN. 7.750% 11/15/2015, 500,000	495,253	518,750
	CRYSTAL US HLDGS 3 L L C	SEMI-ANN. FLOATING 10/01/2014, 750,000	601,723	645,000
	CS FIRST BOSTON MORTGAGE SECURITIES CORP SER	MONTHLY 4.832% 04/15/2037, 544,000	505,393	525,957
	CVS CORP BDS PASSTHRU CT	MONTHLY 6.036% 12/10/2028, 700,000	700,000	697,102
	CWABS, INC 2002-BC A	MONTHLY FLOATING 04/25/2032, 10,075	10,082	10,078
	CWL 05 17 4AV1	5.46%, 12/28/07	35,691	35,691
	CWL 05 17 4AV1	5.46%, 12/28/07	243,595	243,595
	CWL 06-11 3AV1	5.41%, 06/27/08	185,605	185,605
	CWL 06-11 3AV1	5.41%, 06/27/08	1,266,784	1,266,784
	CWL 2006-2 2A1	5.42%, 02/27/08	26,785	26,785
	CWL 2006-2 2A1	5.42%, 02/27/08	182,810	182,810
	CWL 2006-4 2A1	5.42%, 03/17/08	162,640	162,640
	CWL 2006-4 2A1	5.42%, 03/17/08	1,110,045	1,110,045
	DAIMLERCHRYSLER NA HLDGS	SEMI-ANN. 4.050% 06/04/2008, 603,000	586,614	590,118
	DAIMLERCHRYSLER NA HLDGS	SEMI-ANN. 7.200% 09/01/2009, 21,000	21,673	21,785

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	DAIMLERCHRYSLER NA HLDGS	SEMI-ANN. 7.300% 01/15/2012, 656,000	683,658	696,361
	DAVIS SQUARE II	5.42%, 04/07/08	242,473	242,473
	DAVIS SQUARE II	5.42%, 04/07/08	1,654,918	1,654,918
	DAVITA INC	SEMI-ANN. 7.250% 03/15/2015, 500,000	482,870	510,000
	DEAN FOODS CO	SEMI-ANN. 7.000% 06/01/2016, 250,000	243,456	252,500
	DEAN FOODS CO SR NT	SEMI-ANN. 8.150% 08/01/2007, 719,000	722,869	727,988
	DEL LABORATORIES INC	SEMI-ANN. 8.000% 02/01/2012, 500,000	440,492	468,750
	DETROIT EDISON CO	SEMI-ANN. 6.125% 10/01/2010, 153,000	154,258	156,415
	DEUTSCHE BANK FINANCIAL	5.44%, 01/12/07	310,365	310,365
	DEUTSCHE BANK FINANCIAL	5.44%, 01/12/07	2,118,295	2,118,295
	DEUTSCHE BANK N.Y.	5.415%, 01/22/08	195,675	195,675
	DEUTSCHE BANK N.Y.	5.41%, 01/22/08	1,335,519	1,335,519
	DEUTSCHE TELEKOM INTL FINANCE	SEMI-ANN. 5.250% 07/22/2013, 3,000	2,822	2,929
	DEUTSCHE TELEKOM INTL FINANCE	SEMI-ANN. 5.750% 03/23/2016, 530,000	500,665	522,213
	DEVON ENERGY CORP	SEMI-ANN. 7.950% 04/15/2032, 1,252,000	1,447,729	1,524,173
	DEX MEDIA EAST LLC/FIN	SEMI-ANN. 12.125% 11/15/2012, 78,000	86,807	85,898
	DEX MEDIA INC	SEMI-ANN. FLOATING 11/15/2013, 500,000	424,602	446,250
	DEXIA CREDIT LOCAL SA NY	MONTHLY FLOATING 03/28/2008, 4,900,000	4,897,928	4,899,647
	DEXIA DELAWARE LLC CORPORATE	0.000% 03/19/2007, 3,500,000	3,460,773	3,460,773
	DIGICEL LIMITED	SEMI-ANN. 9.250% 09/01/2012, 500,000	520,690	533,750
	DLJ/PERSHING DIVISION	5.41%, 01/02/07	242,473	242,473
	DLJ/PERSHING DIVISION	5.41%, 01/02/07	1,654,918	1,654,918
	DOBSON CELLULAR SYSTEMS INC	SEMI-ANN. 8.375% 11/01/2011, 278,000	284,930	292,943
	DOBSON CELLULAR SYSTEMS INC	SEMI-ANN. 8.375% 11/01/2011, 96,000	98,392	101,160
	DOBSON CELLULAR SYSTEMS INC	SEMI-ANN. 9.875% 11/01/2012, 168,000	176,513	183,120
	DOMINION RES(VIR)	SEMI-ANN. 4.125% 02/15/2008, 188,000	184,259	185,194
	DOMINION RESOURCES INC	SEMI-ANN. 5.125% 12/15/2009, 174,000	170,051	172,889
	DORADA FINANCE INC.	5.37%, 01/25/08	160,032	160,032
	DORADA FINANCE INC.	5.37%, 01/25/08	1,092,246	1,092,246
	DOUGLAS DYNAMICS LLC	SEMI-ANN. 7.750% 01/15/2012, 250,000	237,023	235,000
	DPL INC SR NT	SEMI-ANN. 8.250% 03/01/2007, 727,000	729,219	729,531
	DRESSER RAND GROUP	SEMI-ANN. FLOATING 11/01/2014, 250,000	239,622	251,875
	DUKE ENERGY CORP	SEMI-ANN. 5.625% 11/30/2012, 1,329,000	1,314,402	1,352,998
	DYNEGY HLDGS INC	SEMI-ANN. 8.375% 05/01/2016, 500,000	510,064	525,000
	DYNEGY INC	SEMI-ANN. 8.750% 02/15/2012, 907,000	922,872	961,420
	E TRADE FINANCIAL CORP	SEMI-ANN. 7.375% 09/15/2013, 375,000	387,816	390,000
	EASTMAN KODAK CO.	SEMI-ANN. 7.250% 11/15/2013, 2,912,000	2,791,902	2,894,909
	ECHOSTAR DBS CORP	SEMI-ANN. 7.000% 10/01/2013, 500,000	493,903	499,375
	EDISON MISSION ENERGY	SEMI-ANN. 7.500% 06/15/2013, 250,000	246,496	261,250
	EDISON MISSION ENERGY	SEMI-ANN. 7.750% 06/15/2016, 500,000	492,848	530,000

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	EL PASO CORP	SEMI-ANN. 7.800% 08/01/2031, 1,500,000	1,448,520	1,638,750
	EL PASO CORP	SEMI-ANN. 7.750% 01/15/2032, 405,000	393,984	443,475
	EL PASO CORP	SEMI-ANN. 7.800% 08/01/2031, 844,000	818,962	922,070
	EL PASO NATURAL GAS	SEMI-ANN. 7.500% 11/15/2026, 74,000	72,524	82,936
	EL PASO NATURAL GAS	SEMI-ANN. 7.625% 08/01/2010, 431,000	437,622	450,395
	EL PASO NATURAL GAS	SEMI-ANN. 8.625% 01/15/2022, 204,000	220,016	247,062
	EL PASO NATURAL GAS	SEMI-ANN. 8.375% 06/15/2032, 70,000	74,606	84,766
	EL PASO PRODUCTION HOLDINGS	SEMI-ANN. 7.750% 06/01/2013, 1,747,000	1,759,158	1,827,799
	ELAN FINANCE CORP	SEMI-ANN. 7.750% 11/15/2011, 250,000	244,089	244,063
	ENCORE ACQUISITION CO	SEMI-ANN. 6.000% 07/15/2015, 750,000	679,073	684,375
	EQUISTAR CHEMICALS	SEMI-ANN. 10.125% 09/01/2008, 1,208,000	1,256,827	1,283,500
	EQUISTAR CHEMICALS	SEMI-ANN. 10.625% 05/01/2011, 1,026,000	1,093,856	1,092,690
	EQUISTAR CHEMICALS	SEMI-ANN. 7.550% 02/15/2026, 409,000	397,041	388,550
	ERASMUS CAPTL CORP	0.000% 01/29/2007, 4,000,000	3,983,604	3,983,604
	EXPORTFINANS A/S	SEMI-ANN. 5.500% 05/25/2016, 1,053,000	1,046,627	1,084,212
	FERRO CORP	SEMI-ANN. 9.125% 01/01/2009, 500,000	505,082	508,750
	FFML 05 FF12A2A	5.44%, 12/28/07	130,784	130,784
	FFML 05 FF12A2A	5.44%, 12/28/07	892,627	892,627
	FFML06 FF11 2A1	5.39%, 09/05/08	87,118	87,118
	FFML06 FF11 2A1	5.39%, 09/05/08	594,595	594,595
	FFMLT06 FF13A2A	5.41%, 09/26/08	441,201	441,201
	FFMLT06 FF13A2A	5.41%, 09/26/08	3,011,273	3,011,273
	FIFTH THIRD BANCORP	5.35%, 01/29/08	165,052	165,052
	FIFTH THIRD BANCORP	5.35%, 01/29/08	1,126,510	1,126,510
	FINANCING CORP	SEMI-ANN, 0.000%, 04/05/2019, 160,000	81,105	85,412
	FIRSTENERGY CORP	SEMI-ANN. 6.450% 11/15/2011, 101,000	102,815	105,324
	FIRSTENERGY CORP	SEMI-ANN. 7.375% 11/15/2031, 1,238,000	1,331,152	1,409,879
	FISHER SCIENTIFIC INTERNATIONAL	SEMI-ANN. 6.750% 08/15/2014, 399,000	397,595	406,826
	FISHER SCIENTIFIC INTL INC	SEMI-ANN. 6.125% 07/01/2015, 663,000	640,298	655,447
	FIVE FINANCE INC	5.38%, 06/19/08	174,530	174,530
	FIVE FINANCE INC	5.38%, 06/19/08	1,191,198	1,191,198
	FIVE FINANCE INC/CORP	0.000% 02/23/2007, 8,000,000	7,938,226	7,938,226
	FORD MOTOR CO	SEMI-ANN. 7.450% 07/16/2031, 250,000	184,399	196,250
	FORD MOTOR CO	SEMI-ANN. 8.000% 12/15/2016, 250,000	242,838	247,038
	FORD MOTOR CREDIT CO	SEMI-ANN. 7.000% 10/01/2013, 750,000	655,640	716,236
	FORD MOTOR CREDIT CO	SEMI-ANN. 7.250% 10/25/2011, 500,000	453,162	489,636
	FORD MOTOR CREDIT CO	SEMI-ANN. 9.875% 08/10/2011, 375,000	378,236	401,072
	FORD MOTOR CREDIT CO	SEMI-ANN. 7.000% 10/01/2013, 286,000	249,994	273,124
	FORD MOTOR CREDIT CO	SEMI-ANN. 7.250% 10/25/2011, 453,000	406,545	443,610
	FORD MOTOR CREDIT CO	SEMI-ANN. 7.375% 02/01/2011, 677,000	611,710	670,191

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	FORD MOTOR CREDIT CO	SEMI-ANN. 7.375% 10/28/2009, 5,322,000	4,970,567	5,333,336
	FORD MOTOR CREDIT CO	SEMI-ANN. 7.875% 06/15/2010, 181,000	169,221	182,503
	FOREST OIL CORP	SEMI-ANN. 8.000% 12/15/2011, 657,000	670,432	683,280
	FORTIS BANK, NEW YORK	5.33%, 05/29/07	300,616	300,616
	FORTIS BANK, NEW YORK	5.33%, 05/29/07	2,051,756	2,051,756
	FORTIS BANQUE LUX	0.000% 01/26/2007, 6,500,000	6,476,122	6,476,122
	FREESCALE SEMICONDUCTOR INC	SEMI-ANN. 10.125% 12/15/2016, 500,000	506,825	500,625
	FREESCALE SEMICONDUCTOR INC	SEMI-ANN. 9.125% 12/15/2014, 1,000,000	1,002,175	993,750
	GALAXY ENTERTAINMENT FIN	SEMI-ANN. 9.875% 12/15/2012, 800,000	829,528	857,000
	GAYLORD ENTERTAINMENT CO	SEMI-ANN. 8.000% 11/15/2013, 250,000	251,167	259,375
	GE WMC 05-2 A2A	5.45%, 12/19/07	69,720	69,720
	GE WMC 05-2 A2A	5.45%, 12/19/07	475,851	475,851
	GEN ELEC CAP CORP	SEMI-ANN. 4.250% 01/15/2008, 558,000	549,509	552,924
	GENERAL ELEC CAP CORP	SEMI-ANN. 5.450% 01/15/2013, 2,000	1,968	2,019
	GENERAL ELEC CAP CORP	SEMI-ANN. 6.000% 06/15/2012, 40,000	41,647	41,407
	GENERAL ELEC CAP CORP	SEMI-ANN. 4.125% 09/01/2009, 795,000	764,647	775,123
	GENERAL ELEC CAP CORP MTN BE VR	QUARTERLY FLOATING 01/03/2008, 7,700,000	7,706,211	7,709,617
	GENERAL ELECTRIC CAPITAL ASSURANCE	5.45%, 01/29/08	242,473	242,473
	GENERAL ELECTRIC CAPITAL ASSURANCE	5.45%, 01/29/08	484,945	484,945
	GENERAL ELECTRIC CAPITAL ASSURANCE	5.45%, 01/29/08	4,964,754	4,964,754
	GENERAL ELECTRIC CO	SEMI-ANN. 5.000% 02/01/2013, 265,000	254,294	262,059
	GENERAL MOTORS	SEMI-ANN. 8.375% 07/15/2033, 1,00,000	866,260	925,000
	GENERAL MOTORS	SEMI-ANN. 8.375% 07/15/2033, 1,073,000	869,885	992,525
	GENERAL MOTORS ACCEPT CORP	SEMI-ANN. 5.625% 05/15/2009, 2,278,000	2,174,455	2,260,015
	GENERAL MOTORS ACCEPTANCE CORP	SEMI-ANN. 6.750% 12/01/2014, 526,000	490,776	540,272
	GENERAL NUTRITION CENTRE	SEMI-ANN. 8.500% 12/01/2010, 500,000	487,741	513,750
	GENWORTH LIFE INSURANCE CO	5.45%, 02/20/07	96,989	96,989
	GENWORTH LIFE INSURANCE CO	5.44%, 09/17/07	223,075	223,075
	GENWORTH LIFE INSURANCE CO	5.45%, 12/20/07	242,473	242,473
	GENWORTH LIFE INSURANCE CO	5.45%, 02/20/07	661,967	661,967
	GENWORTH LIFE INSURANCE CO	5.44%, 09/17/07	1,522,525	1,522,525
	GENWORTH LIFE INSURANCE CO	5.45%, 12/20/07	1,654,918	1,654,918
	GEORGE ST FINANCE LLC	0.000% 01/18/2007, 5,500,000	5,486,157	5,486,157
	GEORGIA PACIFIC CORP	SEMI-ANN. 7.000% 01/15/2015, 125,000	125,000	124,688
	GEORGIA PACIFIC CORP	SEMI-ANN. 7.125% 01/15/2017, 250,000	250,000	249,375
	GEORGIA PACIFIC CORP	SEMI-ANN. 7.750% 11/15/2029, 525,000	481,327	523,688
	GEORGIA PACIFIC CORP	SEMI-ANN. 8.000% 01/15/2024, 639,000	604,854	648,585
	GERRESHEIMER HLDGS GMBH	SEMI-ANN. 7.875% 03/01/2015, 500,000	653,872	679,106
	GLITNIR BANKI HF	SEMI-ANN. 6.330% 07/28/2011, 590,000	590,000	605,819
	GLITNIR BANKI HF	SEMI-ANN. FLOATING 06/15/2016, 1,060,000	1,054,574	1,094,314

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	GMAC COMMERCIAL MORTGAGE SECURITIES	MONTHLY FLOATING 07/15/2009, 4,617,290	16,270	18,926
	GMAC COMMERCIAL MORTGAGE SECURITIES	MONTHLY 6.700% 05/15/2030, 1,398,136	1,415,981	1,413,546
	GMAC LLC	SEMI-ANN. 6.875% 09/15/2011, 865,000	829,147	887,229
	GMAC LLC	SEMI-ANN. 8.000% 11/01/2031, 2,000,000	1,923,820	2,296,136
	GMAC LLC	SEMI-ANN. 7.250% 03/02/2011, 384,000	372,435	399,335
	GMAC LLC	SEMI-ANN. 8.000% 11/01/2031, 244,000	256,810	280,128
	GOLDMAN SACHS & CO.	5.36%, 01/02/07	1,939,780	1,939,780
	GOLDMAN SACHS & CO.	5.32%, 01/02/07	328,876	328,876
	GOLDMAN SACHS & CO.	5.36%, 01/02/07	13,239,344	13,239,344
	GOLDMAN SACHS & CO.	5.32%, 01/02/07	2,244,639	2,244,639
	GOLDMAN SACHS GROUP INC	SEMI-ANN. 7.200% 03/01/2007, 6,400,000	6,424,074	6,418,131
	GOLDMAN SACHS GROUP INC	SEMI-ANN. 4.750% 07/15/2013, 907,000	845,554	875,519
	GOLDMAN SACHS GROUP INC	SEMI-ANN. 5.000% 01/15/2011, 195,000	188,951	193,363
	GOLDMAN SACHS GROUP LP	SEMI-ANN. 4.500% 06/15/2010, 286,000	274,305	279,919
	GOLDMAN SACHS GROUP, INC	5.48%, 12/26/08	242,473	242,473
	GOLDMAN SACHS GROUP, INC	5.41%, 12/28/07	484,945	484,945
	GOLDMAN SACHS GROUP, INC	5.47%, 12/28/07	48,495	48,495
	GOLDMAN SACHS GROUP, INC	5.47%, 12/28/07	193,978	193,978
	GOLDMAN SACHS GROUP, INC	5.43%, 03/07/07	484,945	484,945
	GOLDMAN SACHS GROUP, INC	5.42%, 12/28/07	193,978	193,978
	GOLDMAN SACHS GROUP, INC	5.43%, 03/07/07	3,309,836	3,309,836
	GOLDMAN SACHS GROUP, INC	5.41%, 12/28/07	3,309,836	3,309,836
	GOLDMAN SACHS GROUP, INC	5.47%, 12/28/07	1,654,918	1,654,918
	GOLDMAN SACHS GROUP, INC	5.42%, 12/28/07	1,323,934	1,323,934
	GOLDMAN SACHS GROUP, INC	5.48%, 12/26/08	1,654,918	1,654,918
	GOLDMAN SACHS GRP, INC ZCP	0.000% 05/23/2007, 5,500,000	5,388,274	5,388,274
	GOODMAN GLOBAL HLDGS	SEMI-ANN. FLOATING 06/15/2012, 367,000	367,841	372,505
	GOODMAN GLOBAL HLDGS	SEMI-ANN. 7.875% 12/15/2012, 500,000	484,985	491,250
	GOODYEAR TIRE & RUBBER CO	SEMI-ANN. FLOATING 03/01/2011, 869,000	944,668	960,245
	GOODYEAR TIRE & RUBBER CO	SEMI-ANN. 6.375% 03/15/2008, 373,000	363,771	371,601
	GOTHAM FDG CORP	0.000% 01/04/2007, 5,500,000	5,497,585	5,497,585
	GRAHAM PACKAGING CO	SEMI-ANN. 9.875% 10/15/2014, 750,000	739,399	757,500
	GRAPHIC PACKAGING INTL INC	SEMI-ANN. 8.500% 08/15/2011, 110,000	109,752	113,850
	GRAPHIC PACKAGING INTL INC	SEMI-ANN. 9.500% 08/15/2013, 750,000	758,958	791,250
	GREAT LAKES DREDGE & DOCKS CORP	SEMI-ANN. 7.750% 12/15/2013, 166,000	153,801	161,850
	GREAT WEST LIFE	0.000% 02/15/2007, 2,700,000	2,682,214	2,682,214
	GREAT WEST LIFE	0.000% 02/26/2007, 2,435,000	2,415,038	2,415,038
	GREYHAWK FDG LLC DISC RESTRICTED	0.000% 03/20/2007, 5,500,000	5,437,676	5,437,676
	GROHE HOLDINGS	SEMI-ANN. 8.625% 10/01/2014, 1,250,000	1,552,338	1,699,660
	GSAA 2005-15 2A1	5.44%, 12/26/07	12,023	12,023

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	GSAA 2005-15 2A1	5.44%, 12/26/07	82,059	82,059
	GSAA 2005-5 A-1	5.44%, 04/27/07	20	20
	GSAA 2005-5 A-1	5.44%, 04/27/07	135	135
	GSAA 2005-6 A-1	5.34%, 05/25/07	34,994	34,994
	GSAA 2005-6 A-1	5.34%, 05/25/07	238,842	238,842
	GSAA 2006 19 A1	5.44%, 11/24/08	375,960	375,960
	GSAA 2006 19 A1	5.44%, 11/24/08	2,565,991	2,565,991
	HARBORVIEW MORTGAGE LOAN TRUST	MONTHLY FLOATING 02/25/2036, 1,157,847	1,148,347	1,159,149
	HARRAHS OPERATING CO INC	SEMI-ANN. 5.625% 06/01/2015, 500,000	428,453	428,824
	HARRAHS OPERATING CO INC	SEMI-ANN. 6.500% 06/01/2016, 250,000	223,826	223,838
	HARRY & DAVID OPERATIONS CORP	SEMI-ANN. 9.000% 03/01/2013, 319,000	290,963	311,185
	HASC 2006 OPT1 2A1	5.43%, 02/01/08	90,536	90,536
	HASC 2006 OPT1 2A1	5.43%, 02/01/08	617,926	617,926
	HASC 2006 OPT2 IIA1	5.43%, 02/28/08	127,824	127,824
	HASC 2006 OPT2 IIA1	5.43%, 02/28/08	872,421	872,421
	HBOS TREASURY SERV P	0.000% 02/01/2007, 5,500,000	5,475,159	5,475,159
	HBOS TREASURY SERV PLC ZCP	0.000% 03/20/2007, 3,500,000	3,460,150	3,460,150
	HBOS TREASURY SERVICES PLC	5.40%, 01/29/08	72,742	72,742
	HBOS TREASURY SERVICES PLC	5.40%, 01/29/08	496,475	496,475
	HCA INC	SEMI-ANN. 6.375% 01/15/2015, 250,000	204,502	211,875
	HCA INC	SEMI-ANN. 9.250% 11/15/2016, 500,000	520,703	535,625
	HCA INC	SEMI-ANN. 9.625% 11/15/2016, 500,000	518,990	537,500
	HCA INC	SEMI-ANN. 9.125% 11/15/2014, 70,000	70,000	74,812
	HCA INC	SEMI-ANN. 9.250% 11/15/2016, 510,000	510,700	546,337
	HCA INC	SEMI-ANN. 9.625% 11/15/2016, 550,000	561,163	591,250
	HEAT 2005-4 2A1	5.44%, 06/25/07	8,113	8,113
	HEAT 2005-4 2A1	5.44%, 06/25/07	55,372	55,372
	HEAT 2005-6 2A1	5.47%, 08/31/07	45,151	45,151
	HEAT 2005-6 2A1	5.47%, 08/31/07	308,163	308,163
	HEAT 2006-1 2A1	5.43%, 01/04/08	58,766	58,766
	HEAT 2006-1 2A1	5.43%, 01/04/08	401,085	401,085
	HELLAS TELECOM FINANCE	QUARTERLY FLOATING 04/15/2014, 514,490	646,418	694,122
	HERTZ CORP	SEMI-ANN. 10.500% 01/01/2016, 500,000	532,054	550,000
	HERTZ CORP	SEMI-ANN. 8.875% 01/01/2014, 750,000	771,029	785,625
	HEXION U S FIN CORP	SEMI-ANN. 9.750% 11/15/2014, 500,000	501,511	506,875
	HONDA AUTO RECEIVABLES 2006-3 OWNER	MONTHLY 5.341% 11/15/2007, 3,398,451	3,398,451	3,398,124
	HONDA AUTO RECEIVABLES OWNER TRUST 2005-1 CL A3	MONTHLY 3.530% 10/21/2008, 638,577	633,738	634,189
	HONDA AUTO RECEIVABLES OWNER TRUST 43811UAC6	MONTHLY 2.910% 10/20/2008, 216,715	214,333	214,588
	HOST MARRIOTT L P	SEMI-ANN. 7.000% 08/15/2012, 529,000	524,748	536,935
	HOUGHTON MIFFLIN CO	SEMI-ANN. 7.200% 03/15/2011, 86,000	86,385	86,860

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	HOUSEHOLD FINANCE CORP	SEMI-ANN. 4.125% 11/16/2009, 91,000	86,994	88,471
	HOUSEHOLD FINANCE CORP	SEMI-ANN. 7.000% 05/15/2012, 757,000	796,699	816,187
	HOVNANIAN K ENTERPRISE INC	SEMI-ANN. 8.625% 01/15/2017, 375,000	399,763	399,375
	HSBC CAP	SEMI-ANN. FLOATING 12/31/2049, 293,000	263,488	272,876
	HSBC FINANCE CORP	5.34%, 01/29/08	223,075	223,075
	HSBC FINANCE CORP	SEMI-ANN. 7.875% 03/01/2007, 2,500,000	2,511,901	2,509,505
	HSBC FINANCE CORP	SEMI-ANN. 6.750% 05/15/2011, 279,000	289,553	295,277
	HSBC FINANCE CORP	5.34%, 01/29/08	1,522,524	1,522,524
	HSBC FINANCE CORP	0.000% 03/08/2007, 5,500,000	5,447,466	5,447,466
	HSBC FINANCE CORP NT	QUARTERLY FLOATING 05/21/2008, 1,600,000	1,600,000	1,600,045
	HYUNDAI AUTO RECEIVABLES TRUST 2006-B A-1	MONTHLY 5.347% 11/15/2007, 1,446,139	1,446,139	1,446,060
	IDEARC INC	SEMI-ANN. 8.000% 11/15/2016, 750,000	763,267	761,250
	IMPRESS HOLDINGS BV	SEMI-ANN. 9.250% 09/15/2014, 750,000	938,688	1,011,538
	INEOS GROUP HLDGS	SEMI-ANN. 7.875% 02/15/2016, 1,000,000	1,194,863	1,260,698
	ING (US) FUNDING LLC	0.000% 05/11/2007, 5,500,000	5,397,119	5,397,119
	ING (US) FUNDING LLC ZCP	0.000% 01/22/2007, 8,000,000	7,975,523	7,975,523
	INMARSAT FINANCE	SEMI-ANN. FLOATING 11/15/2012, 253,000	220,949	233,076
	INTELSAT	SEMI-ANN. 8.250% 01/15/2013, 592,000	587,899	600,880
	INTELSAT BERMUDA	SEMI-ANN. 11.250% 06/15/2016, 250,000	265,556	274,375
	INTELSAT LTD	SEMI-ANN. 7.625% 04/15/2012, 250,000	214,167	233,125
	INTESA FUNDING LLC	0.000% 03/28/2007, 5,000,000	4,937,769	4,937,769
	INTL LEASE FIN CORP	0.000% 01/25/2007, 4,700,000	4,683,519	4,683,519
	INTL LEASE FIN CORP	0.000% 03/01/2007, 5,500,000	5,453,083	5,453,083
	INVISTA	SEMI-ANN. 9.250% 05/01/2012, 1,723,000	1,801,785	1,847,918
	IRISH LIFE AND PERMANENT PLC	5.36%, 01/29/08	252,176	252,176
	IRISH LIFE AND PERMANENT PLC	5.36%, 01/29/08	1,721,142	1,721,142
	ISLANDSBANKI HF CORP	5.42%, 03/22/07	193,978	193,978
	ISLANDSBANKI HF CORP	5.71%, 03/22/07	484,601	484,601
	ISLANDSBANKI HF CORP	5.42%, 03/22/07	1,323,934	1,323,934
	ISLANDSBANKI HF CORP	5.71%, 03/22/07	3,307,485	3,307,485
	ISLE OF CAPRI CASINOS INC	SEMI-ANN. 9.000% 03/15/2012, 457,000	475,247	477,565
	ITT CORP	SEMI-ANN. 7.375% 11/15/2015, 443,000	446,146	453,542
	JACKSON NATIONAL LIFE	5.475%, 04/11/07	727,418	727,418
	JACKSON NATIONAL LIFE	5.47%, 04/11/07	4,964,754	4,964,754
	JAFRA COSMETICS INTL INC	SEMI-ANN. 10.750% 05/15/2011, 524,000	558,099	560,025
	JEAN COUTU GROUP	SEMI-ANN. 7.625% 08/01/2012, 250,000	241,901	263,125
	JEFFERSON SMURFIT CORP U S	SEMI-ANN. 8.250% 10/01/2012, 500,000	473,438	487,500
	JOHN DEERE CAPITAL CORP	SEMI-ANN. 6.000% 02/15/2009, 342,000	344,427	346,586
	JOHN DEERE CAPITAL CORP	SEMI-ANN. 7.000% 03/15/2012, 366,000	386,430	391,670
	JOHNSON DIVERSEY	SEMI-ANN. FLOATING 05/15/2013, 500,000	429,990	482,500

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	JOHNSON DIVERSEY	SEMI-ANN. 9.625% 05/15/2012, 750,000	753,444	785,625
	JSG FUNDING	SEMI-ANN. 7.750% 04/01/2015, 500,000	596,297	665,491
	K2 USA LLC VAR	MONTHLY FLOATING 06/15/2007, 6,600,000	6,599,409	6,600,086
	K2(USA)LLC	5.38%, 01/24/08	223,061	223,061
	K2(USA)LLC	5.39%, 02/15/08	111,502	111,502
	K2(USA)LLC	5.395%, 02/15/08	77,567	77,567
	K2(USA)LLC	5.38%, 01/24/08	1,522,433	1,522,433
	K2(USA)LLC	5.39%, 02/15/08	761,024	761,024
	K2(USA)LLC	5.39%, 02/15/08	529,408	529,408
	KANSAS CITY SOUTHERN RY	SEMI-ANN. 9.500% 10/01/2008, 851,000	882,461	889,295
	KAUPTHING BANK	SEMI-ANN. 5.750% 10/04/2011, 260,000	258,643	259,718
	KAUPTHING BANK	SEMI-ANN. 7.125% 05/19/2016, 2,923,000	2,925,283	3,100,356
	KAUPTHING BANK	QUARTERLY FLOATING 04/12/2011, 1,765,000	1,765,852	1,777,307
	KAUPTHING BANK HF	5.41%, 04/20/07	460,698	460,698
	KAUPTHING BANK HF	5.41%, 04/20/07	3,144,344	3,144,344
	KERR MCGEE CORP	SEMI-ANN. 6.950% 07/01/2024, 250,000	269,804	266,252
	KEYSTONE AUTOMOTIVE OPERATIONS INC	SEMI-ANN. 9.750% 11/01/2013, 125,000	119,554	123,750
	KOMMUNALKREDIT AUSTRIA AG	5.37%, 01/26/07	478,734	478,734
	KOMMUNALKREDIT AUSTRIA AG	5.37%, 01/26/07	3,267,442	3,267,442
	KONINKLIJKE KPN NV	SEMI-ANN. 8.000% 10/01/2010, 830,000	881,479	895,557
	KRAFT FOODS INC	SEMI-ANN. 5.250% 06/01/2007, 900,000	896,540	899,295
	KRAFT FOODS INC	SEMI-ANN. 5.625% 11/01/2011, 199,000	196,150	201,115
	L-3 COMMUNICATIONS CORP	SEMI-ANN. 6.375% 10/15/2015, 750,000	721,577	742,500
	LANDRYS RESTAURANTS	SEMI-ANN. 7.500% 12/15/2014, 750,000	706,230	733,125
	LANDSBANKI ISLAND	SEMI-ANN. 6.100% 08/25/2011, 1,560,000	1,559,618	1,586,005
	LANDSBANKI ISLANDS HF	5.43%, 03/16/07	387,956	387,956
	LANDSBANKI ISLANDS HF	5.43%, 03/16/07	2,647,869	2,647,869
	LASALLE BK MIDWEST NA TROY MI FR	4.700% 01/10/2007, 4,000,000	4,000,000	3,999,728
	LBMLT 06 8 2A1	5.39%, 09/19/08	354,985	354,985
	LBMLT 06 8 2A1	5.39%, 09/19/08	2,422,836	2,422,836
	LBMLT 06-II-A1	5.43%, 02/07/08	83,711	83,711
	LBMLT 06-II-A1	5.43%, 02/07/08	571,345	571,345
	LBMLT 06-WL2	5.43%, 01/30/08	6,270	6,270
	LBMLT 06-WL2	5.43%, 01/30/08	42,794	42,794
	LBMLT 06-WL3	5.43%, 01/30/08	39,357	39,357
	LBMLT 06-WL3	5.43%, 01/30/08	268,617	268,617
	LB-UBS COMMERCIAL MTG TRUST SER 2005-C5 CL A4	MONTHLY 4.954% 09/15/2030, 3,279,000	3,072,098	3,198,038
	LEGRAND PROMESSE	SEMI-ANN. 8.500% 02/15/2025, 250,000	288,680	287,500
	LEHMAN BROS HLDGS INC	SEMI-ANN. 6.625% 01/18/2012, 453,000	469,187	478,634
	LEHMAN BROS HLDGS INC	SEMI-ANN. 7.000% 02/01/2008, 146,000	148,655	148,468

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	LEHMAN BROS HLDGS INC	SEMI-ANN. 4.000% 01/22/2008, 460,000	451,280	453,663
	LEHMAN BROS HLDGS INC MTN BE VR	QUARTERLY FLOATING 04/02/2008, 4,000,000	4,001,398	4,003,780
	LEHMAN HOLDINGS	5.43%, 05/29/08	242,473	242,473
	LEHMAN HOLDINGS	5.43%, 12/30/08	601,332	601,332
	LEHMAN HOLDINGS	5.43%, 05/29/08	1,654,918	1,654,918
	LEHMAN HOLDINGS	5.43%, 12/30/08	4,104,197	4,104,197
	LIN TELEVISION CORP	SEMI-ANN. 6.500% 05/15/2013, 500,000	464,464	476,250
	LINKS FINANCE LLC	5.36%, 01/11/08	872,805	872,805
	LINKS FINANCE LLC	5.37%, 01/25/08	87,285	87,285
	LINKS FINANCE LLC	5.36%, 01/11/08	5,957,058	5,957,058
	LINKS FINANCE LLC	5.37%, 01/25/08	595,733	595,733
	LUCENT TECHNOLOGIES	SEMI-ANN. 5.500% 11/15/2008, 441,000	432,292	436,590
	LUCENT TECHNOLOGIES	SEMI-ANN. 6.450% 03/15/2029, 1,306,000	1,114,401	1,204,785
	LUCENT TECHNOLOGIES	SEMI-ANN. 8.000% 08/01/2031, 567,000	568,390	567,000
	LYONDELL CHEMICAL CO	SEMI-ANN. 10.500% 06/01/2013, 491,000	536,560	540,100
	M&I MARSHALL&ILSLEY BK MIL MTN VR	QUARTERLY FLOATING 02/15/2008, 2,500,000	2,499,210	2,499,368
	MABS 2006-NC1 A1	5.43%, 02/25/08	80,084	80,084
	MABS 2006-NC1 A1	5.43%, 02/25/08	546,588	546,588
	MACDERMID INC	SEMI-ANN. 9.125% 07/15/2011, 353,000	367,313	367,120
	MACQUARIE BANK LTD	5.37%, 01/29/08	252,156	252,156
	MACQUARIE BANK LTD	5.37%, 01/29/08	1,721,012	1,721,012
	MAGNACHIP SEMICONDUCTOR	SEMI-ANN. 8.000% 12/15/2014, 250,000	209,992	167,500
	MAGNACHIP SEMICONDUCTOR	QUARTERLY FLOATING 12/15/2011, 226,000	215,734	194,360
	MARSULEX INC SR SUB NT	SEMI-ANN. 9.625% 07/01/2008, 158,000	157,703	158,000
	MASTR ADJUSTABLE RATE MTG TRUST 2006-2 3-A-1	MONTHLY FLOATING 01/25/2036, 1,916,358	1,868,904	1,895,325
	MASTR SPECIALIZED LOAN TRUST MTG PASS-THROUGH	MONTHLY 6.000% 08/25/2034, 1,588,329	1,574,250	1,588,055
	MBIA GLOBAL FUNDING LLC	5.35%, 11/28/07	484,945	484,945
	MBIA GLOBAL FUNDING LLC	5.35%, 11/28/07	3,309,836	3,309,836
	MBNA CREDIT CARD MASTER TRUST 2002-1 A	MONTHLY 4.950% 06/15/2009, 4,120,000	4,112,468	4,120,225
	MBNA CREDIT CARD MASTER TRUST 2004-A4 CL A4 A	MONTHLY 2.700% 09/15/2009, 1,340,000	1,318,226	1,330,352
	MECACHROME INTL INC	SEMI-ANN. 9.000% 05/15/2014, 250,000	316,048	323,696
	MEDIANEWS GROUP INC	SEMI-ANN. 6.875% 10/01/2013, 250,000	229,577	226,250
	MERRILL LYNCH & CO FR MTN	QUARTERLY FLOATING 01/26/2007, 7,000,000	7,000,528	7,000,784
	MERRILL LYNCH & CO INC	SEMI-ANN. 6.375% 10/15/2008, 258,000	261,659	262,608
	MERRILL LYNCH & CO INC	SEMI-ANN. 3.125% 07/15/2008, 300,000	287,756	290,589
	MERRILL LYNCH & CO INC	SEMI-ANN. 3.375% 09/14/2007, 426,000	418,503	420,387
	MERRILL LYNCH AND COMPANY	5.39%, 08/22/07	242,473	242,473
	MERRILL LYNCH AND COMPANY	5.39%, 10/27/08	731,027	731,027
	MERRILL LYNCH AND COMPANY	5.39%, 08/22/07	1,654,918	1,654,918
	MERRILL LYNCH AND COMPANY	5.39%, 10/27/08	4,989,387	4,989,387

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	MERRILL LYNCH MORTGAGE TRUST	MONTHLY FLOATING 11/12/2037, 2,923,000	2,804,107	2,918,277
	METLIFE INS CO OF CT	5.42%, 12/17/07	213,376	213,376
	METLIFE INS CO OF CT	5.42%, 04/30/07	484,945	484,945
	METLIFE INS CO OF CT	5.42%, 04/30/07	3,309,836	3,309,836
	METLIFE INS CO OF CT	5.42%, 12/17/07	1,456,328	1,456,328
	METROPOLITAN LIFE GLOBAL FUNDING	5.44%, 01/29/08	339,462	339,462
	METROPOLITAN LIFE GLOBAL FUNDING	5.44%, 01/29/08	2,316,885	2,316,885
	METROPOLITAN LIFE INSURANCE COMPANY	5.41%, 02/01/07	358,859	358,859
	METROPOLITAN LIFE INSURANCE COMPANY	5.415%, 05/01/07	339,462	339,462
	METROPOLITAN LIFE INSURANCE COMPANY	5.41%, 02/01/07	2,449,279	2,449,279
	METROPOLITAN LIFE INSURANCE COMPANY	5.41%, 05/01/07	2,316,885	2,316,885
	MGM MIRAGE INC	SEMI-ANN. 6.625% 07/15/2015, 1,000,000	936,185	952,500
	MGM MIRAGE INC	SEMI-ANN. 6.750% 09/01/2012, 537,000	518,490	528,945
	MGM MIRAGE INC	SEMI-ANN. 8.500% 09/15/2010, 465,000	480,882	497,550
	MICHAELS STORES INC	SEMI-ANN. 10.000% 11/01/2014, 500,000	513,603	520,000
	MICHAELS STORES INC	SEMI-ANN. 11.375% 11/01/2016, 250,000	259,869	260,625
	MILLICOM INTERNATIONAL CELLULAR	SEMI-ANN. FLOATING 12/01/2013, 964,000	1,067,409	1,050,760
	MIRAGE RESORTS INC	SEMI-ANN. 8.375% 02/01/2011, 290,000	296,462	300,875
	MIRANT NORTH AMER LLC	SEMI-ANN. 7.375% 12/31/2013, 625,000	609,639	634,375
	MISSION ENERGY HOLDING COMPANY	SEMI-ANN. 13.500% 07/15/2008, 500,000	544,310	551,250
	MLMI 2006 WMC1 A2A	5.43%, 02/14/08	20,902	20,902
	MLMI 2006 WMC1 A2A	5.43%, 02/14/08	142,660	142,660
	MOHEGAN TRIBAL GAMING	SEMI-ANN. 6.375% 07/15/2009, 411,000	401,984	411,000
	MOHEGAN TRIBAL GAMING	SEMI-ANN. 7.125% 08/15/2014, 461,000	446,937	467,339
	MOHEGAN TRIBAL GAMING	SEMI-ANN. 8.000% 04/01/2012, 70,000	71,039	72,888
	MOMENTIVE PERFORMANCE	SEMI-ANN. 11.500% 12/01/2016, 500,000	493,805	490,000
	MOMENTIVE PERFORMANCE	SEMI-ANN. 9.750% 12/01/2014, 750,000	750,000	750,000
	MOMENTIVE PERFORMANCE	SEMI-ANN. 10.125% 12/01/2014, 250,000	250,000	251,250
	MONUMENTAL GLOB FUND II	SEMI-ANN. 3.450% 11/30/2007, 2,950,000	2,905,382	2,894,395
	MONUMENTAL GLOBAL FUNDING II	5.36%, 04/25/08	484,945	484,945
	MONUMENTAL GLOBAL FUNDING II	5.36%, 04/25/08	3,309,836	3,309,836
	MORGAN STANLEY	5.48%, 01/19/07	242,473	242,473
	MORGAN STANLEY	5.48%, 01/19/07	242,473	242,473
	MORGAN STANLEY	5.48%, 01/19/07	242,473	242,473
	MORGAN STANLEY	5.49%, 01/29/08	969,890	969,890
	MORGAN STANLEY	5.365%, 01/02/07	2,909,671	2,909,671
	MORGAN STANLEY	QUARTERLY FLOATING 01/18/2008, 4,000,000	4,005,054	4,005,996
	MORGAN STANLEY	SEMI-ANN. 3.625% 04/01/2008, 305,000	296,863	298,828
	MORGAN STANLEY	SEMI-ANN. 4.750% 04/01/2014, 649,000	596,549	620,526
	MORGAN STANLEY	SEMI-ANN. 5.625% 01/09/2012, 1,080,000	1,077,932	1,097,798

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	MORGAN STANLEY	5.36%, 01/02/07	19,859,016	19,859,016
	MORGAN STANLEY	5.48%, 01/19/07	4,964,754	4,964,754
	MORGAN STANLEY	5.49%, 01/29/08	6,619,672	6,619,672
	MORGAN STANLEY CAP I INC SER 2005-HQ6 CL A4A	MONTHLY 4.989% 08/13/2042, 1,549,000	1,453,720	1,513,354
	MORGAN STANLEY CORPORATE	0.000% 03/06/2007, 5,000,000	4,953,422	4,953,422
	MORGAN STANLEY MORTGAGE LOAN TRUST	MONTHLY FLOATING 08/25/2034, 4.215%, 2,218,399	2,207,812	2,214,062
	MORGAN STANLEY MORTGAGE LOAN TRUST	MONTHLY FLOATING 07/25/2035, 2,657,813	2,640,807	2,667,543
	MORGAN STANLEY MORTGAGE LOAN TRUST	MONTHLY FLOATING 06/25/2036, 3,757,364	3,725,947	3,750,883
	MUELLER GROUP INC	SEMI-ANN. 10.000% 05/01/2012, 479,000	511,855	520,913
	MUELLER HLDGS N A INC	SEMI-ANN. FLOATING 04/15/2014, 500,000	432,046	450,000
	MUFG CAPITAL FINANCE	SEMI-ANN. FLOATING 12/31/2049, 474,000	457,568	481,057
	NATEXIS BANQUES POPULAIRES	5.36%, 11/15/07	557,687	557,687
	NATEXIS BANQUES POPULAIRES	5.36%, 11/15/07	3,806,311	3,806,311
	NATEXIS BANQUES POPULAIRES NY	5.39%, 01/09/08	77,582	77,582
	NATEXIS BANQUES POPULAIRES NY	5.37%, 01/28/08	96,989	96,989
	NATEXIS BANQUES POPULAIRES NY	5.39%, 01/09/08	529,510	529,510
	NATEXIS BANQUES POPULAIRES NY	5.37%, 01/28/08	661,967	661,967
	NATIONAL BEEF PACKING CO LLC	SEMI-ANN. 10.500% 08/01/2011, 250,000	257,995	263,750
	NATIONAL CITY BANK CLEVELAND	5.39%, 06/01/07	193,959	193,959
	NATIONAL CITY BANK CLEVELAND	5.365%, 12/05/07	242,449	242,449
	NATIONAL CITY BANK CLEVELAND	5.375%, 02/13/08	484,884	484,884
	NATIONAL CITY BANK CLEVELAND	5.39%, 06/01/07	1,323,805	1,323,805
	NATIONAL CITY BANK CLEVELAND	5.36%, 12/05/07	1,654,758	1,654,758
	NATIONAL CITY BANK CLEVELAND	5.37%, 02/13/08	3,309,421	3,309,421
	NATIONWIDE BUILDING SOCIETY	5.38%, 01/29/08	106,688	106,688
	NATIONWIDE BUILDING SOCIETY	5.34%, 01/29/08	96,993	96,993
	NATIONWIDE BUILDING SOCIETY	5.32%, 01/29/08	242,596	242,596
	NATIONWIDE BUILDING SOCIETY	5.38%, 01/29/08	728,164	728,164
	NATIONWIDE BUILDING SOCIETY	5.34%, 01/29/08	661,991	661,991
	NATIONWIDE BUILDING SOCIETY	5.32%, 01/29/08	1,655,762	1,655,762
	NEENAH CORP144A NEENAH FOUNDRY CO	SEMI-ANN. 11.000% 09/30/2010, 597,000	639,153	652,223
	NEIMAN-MARCUS GROUP INC	SEMI-ANN. 10.375% 10/15/2015, 750,000	799,650	834,375
	NELL AF SARL	SEMI-ANN. 8.375% 08/15/2015, 1,000,000	972,777	1,027,500
	NESTLE CAP CORP	0.000% 02/21/2007, 5,500,000	5,459,561	5,459,561
	NEW YORK LIFE GL FUNDING	5.36%, 12/26/08	484,945	484,945
	NEW YORK LIFE GL FUNDING	5.36%, 12/26/08	3,309,836	3,309,836
	NEW YORK LIFE INSURANCE	5.423%, 03/29/07	193,978	193,978
	NEW YORK LIFE INSURANCE	5.43%, 03/29/07	1,323,934	1,323,934
	NEWFIELD EXPLORATION CO	SEMI-ANN. 6.625% 04/15/2016, 500,000	478,598	497,500
	NEWFIELD EXPLORATION CO	SEMI-ANN. 7.625% 03/01/2011, 28,000	28,312	29,330

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	NEWPAGE CORP	SEMI-ANN. 10.000% 05/01/2012, 250,000	263,534	263,750
	NEWS AMERICA INC	SEMI-ANN. 6.200% 12/15/2034, 80,000	72,672	77,217
	NIELSEN FINANCE LLC/CO	SEMI-ANN. 10.000% 08/01/2014, 750,000	752,668	812,813
	NIELSEN FINANCE LLC/CO	FLOATING 08/01/2016, 1,000,000	546,860	688,750
	NORCROSS SAFETY PRODS LLC SR SB	SEMI-ANN. 9.875% 08/15/2011, 375,000	388,345	399,375
	NORDEA BANK NEW YORK	5.32%, 01/03/07	116,383	116,383
	NORDEA BANK NEW YORK	5.32%, 01/03/07	794,335	794,335
	NORDEA NORTH AMER. I	0.000% 01/18/2007, 4,500,000	4,488,823	4,488,823
	NORDIC TELEPHONE COMPANY HOLDING	SEMI-ANN. 8.875% 05/01/2016, 750,000	772,269	802,500
	NORSKE SKOG OF CANADA	SEMI-ANN. 7.375% 03/01/2014, 250,000	235,942	236,875
	NORTEK INC	SEMI-ANN. 8.500% 09/01/2014, 1,250,000	1,217,903	1,225,000
	NORTEL NETWORKS CORP	SEMI-ANN. 4.250% 09/01/2008, 1,416,000	1,353,313	1,369,980
	NORTEL NETWORKS LIMITED	SEMI-ANN. 10.125% 07/15/2013, 500,000	507,555	540,000
	NORTHWEST PIPE CO	SEMI-ANN. 7.125% 12/01/2025, 685,000	659,137	694,419
	NORTHWEST PIPELINE CORP	SEMI-ANN. 8.125% 03/01/2010, 349,000	361,060	363,396
	NOVELIS INC	SEMI-ANN. FLOATING 02/15/2015, 500,000	484,650	483,750
	NRG ENERGY INC	SEMI-ANN. 7.250% 02/01/2014, 470,000	459,022	473,525
	NRG ENERGY INC	SEMI-ANN. 7.375% 02/01/2016, 870,000	849,380	874,350
	NTK HLDGS INC	SEMI-ANN. FLOATING 03/01/2014, 750,000	560,536	525,000
	NXP BV	SEMI-ANN. 7.875% 10/15/2014, 250,000	250,000	258,438
	NXP BV	SEMI-ANN. 9.500% 10/15/2015, 500,000	506,206	512,500
	OMI TRUST 2002-B A-IO	MONTHLY 6.000% 05/15/2010, 307,451	41,449	43,225
	ONCOR ELECTRIC DELIVERY CO	SEMI-ANN. 6.375% 01/15/2015, 185,000	185,516	190,694
	ONO FINANCE II PLC	SEMI-ANN. 8.000% 05/16/2014, 750,000	918,713	1,024,840
	OOMLT 2006-2 2A1	5.40%, 06/27/08	171,673	171,673
	OOMLT 2006-2 2A1	5.40%, 06/27/08	1,171,697	1,171,697
	OPTI CANADA INC	SEMI-ANN. 8.250% 12/15/2014, 188,000	188,000	193,170
	OWENS-BROCKWAY GLASS	SEMI-ANN. 7.750% 05/15/2011, 192,000	193,293	197,280
	OWENS-BROCKWAY GLASS	SEMI-ANN. 8.250% 05/15/2013, 296,000	296,686	305,990
	OWENS-BROCKWAY GLASS	SEMI-ANN. 8.750% 11/15/2012, 500,000	519,020	530,000
	OWENS-BROCKWAY GLASS	SEMI-ANN. 8.875% 02/15/2009, 51,000	52,240	52,148
	OWENS-ILLINOIS INC	SEMI-ANN. 7.350% 05/15/2008, 34,000	34,188	34,213
	PANAMSAT CORP	SEMI-ANN. 9.000% 08/15/2014, 368,000	373,181	388,700
	PANOLAM INDUSTRIES INTL	SEMI-ANN. 10.750% 10/01/2013, 451,000	438,400	474,678
	PARADIGM FDG LLC	0.000% 03/28/2007, 5,500,000	5,431,941	5,431,941
	PARK PLACE ENTERTAINMENT	SEMI-ANN. 8.125% 05/15/2011, 56,000	58,702	58,590
	PARK PLACE ENTERTAINMENT	SEMI-ANN. 8.875% 09/15/2008, 547,000	568,166	570,248
	PARK PLACE ENTERTAINMENT	SEMI-ANN. 9.375% 02/15/2007, 1,176,000	1,180,080	1,178,940
	PARK SIENNA, LL	5.41%, 01/18/07	676,179	676,179
	PARK SIENNA, LL	5.41%, 01/18/07	4,615,038	4,615,038

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	PARKER DRILLING CO	SEMI-ANN. 9.625% 10/01/2013, 877,000	946,420	961,411
	PECO ENERGY TRANSITION TRUST	SEMI-ANN. 6.050% 03/01/2009, 1,558,967	1,563,109	1,560,954
	PERRY FDG CORP SER NJ ED	0.000% 02/09/2007, 5,500,000	5,468,183	5,468,183
	PHILLIPS PETROLEUM	SEMI-ANN. 8.750% 05/25/2010, 628,000	693,954	695,874
	PINNACLE FOODS INC	SEMI-ANN. 8.250% 12/01/2013, 750,000	738,209	767,813
	PLY GEM INDUSTRIES INC	SEMI-ANN. 9.000% 02/15/2012, 500,000	424,759	425,000
	POGO PRODUCING CO	SEMI-ANN. 6.875% 10/01/2017, 637,000	592,103	608,335
	POLYPORE INTERNATIONAL INC	SEMI-ANN. 8.750% 05/15/2012, 375,000	453,980	492,022
	POLYPORE INTERNATIONAL INC	SEMI-ANN. FLOATING 10/01/2012, 250,000	180,921	198,750
	PQ CORP	SEMI-ANN. FLOATING 02/15/2013, 500,000	480,151	492,500
	PREGIS CORP	SEMI-ANN. 12.375% 10/15/2013, 375,000	396,619	405,938
	PRICOA GLOBAL FUNDING I	5.405, 12/28/07	193,978	193,978
	PRICOA GLOBAL FUNDING I	5.36%, 05/23/08	164,881	164,881
	PRICOA GLOBAL FUNDING I	5.40%, 12/28/07	1,323,934	1,323,934
	PRICOA GLOBAL FUNDING I	5.36%, 05/23/08	1,125,344	1,125,344
	PRIDE INTERNATIONAL INC	SEMI-ANN. 7.375% 07/15/2014, 407,000	408,909	420,228
	PRIME MORTGAGE TRUST 2005-5 I-A-3	MONTHLY 8.000% 07/25/2034, 3,105,756	3,157,273	3,221,737
	PRIMEDIA INC	SEMI-ANN. 8.000% 05/15/2013, 500,000	472,186	483,750
	PROGRESS ENERGY INC	SEMI-ANN. 7.100% 03/01/2011, 226,000	235,825	240,679
	PROTECTIVE LIFE INSURANCE COMPANY	5.45%, 01/29/08	387,956	387,956
	PROTECTIVE LIFE INSURANCE COMPANY	5.45%, 01/29/08	2,647,869	2,647,869
	PRUDENTIAL FDG CORP	0.000% 01/29/2007, 8,650,000	8,614,814	8,614,814
	PRUDENTIAL FDG CORP	0.000% 03/23/2007, 5,500,000	5,436,021	5,436,021
	QUEBECOR MEDIA INC	SEMI-ANN. 7.750% 03/15/2016, 500,000	490,510	510,625
	QUIKSILVER INC	SEMI-ANN. 6.875% 04/15/2015, 500,000	465,657	491,250
	QWEST COMMUNICATIONS INTL INC	SEMI-ANN. 7.250% 02/15/2011, 781,000	760,096	798,573
	QWEST COMMUNICATIONS INTL INC	SEMI-ANN. 7.500% 02/15/2014, 787,000	768,612	810,610
	QWEST COMMUNICATIONS INTL INC	SEMI-ANN. 7.500% 11/01/2008, 264,000	263,481	267,960
	QWEST CORPORATION	SEMI-ANN. FLOATING 03/15/2012, 214,000	224,742	238,343
	R.H. DONNELLEY CORP	SEMI-ANN. 8.875% 01/15/2016, 1,000,000	1,009,483	1,050,000
	RABOBANK CAP FD TRST III	SEMI-ANN. FLOATING 12/31/2049, 391,000	358,625	376,985
	RABOBANK CAP FDG	SEMI-ANN. 5.260% 12/31/2049, 56,000	52,593	54,765
	RABOBANK USA FINL CO	0.000% 01/22/2007, 6,400,000	6,380,419	6,380,419
	RAINBOW NATIONAL SERVICES LLC	SEMI-ANN. 8.750% 09/01/2012, 449,000	469,635	472,011
	RAINBOW NATL SRVCS LLC	SEMI-ANN. 10.375% 09/01/2014, 537,000	591,204	596,741
	RAMP05 EFC7 AI1	5.45%, 12/28/07	68,866	68,866
	RAMP05 EFC7 AI1	5.45%, 12/28/07	470,025	470,025
	RASC 05 KS12 A1	5.44%, 12/28/07	39,787	39,787
	RASC 05 KS12 A1	5.44%, 12/28/07	271,555	271,555
	RASC 06 KS4 A1	5.39%, 05/30/08	68,633	68,633

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	RASC 06 KS4 A1	5.39%, 05/30/08	468,433	468,433
	RAY ACQUISITION SC	SEMI-ANN. 9.375% 03/15/2015, 1,750,000	2,342,293	2,642,365
	RBS GLOBAL & REXNORD CORP	SEMI-ANN. 11.750% 08/01/2016, 500,000	502,043	522,500
	RBS GLOBAL & REXNORD CORP	SEMI-ANN. 9.500% 08/01/2014, 750,000	756,044	780,000
	REGENCY ENERGY PARTNERS LP	SEMI-ANN. 8.375% 12/15/2013, 250,000	251,238	250,625
	RENTAL SERVICE CORP	SEMI-ANN. 9.500% 12/01/2014, 375,000	375,000	387,188
	RESIDENTIAL CAPITAL CORP	SEMI-ANN. 6.125% 11/21/2008, 307,000	303,337	308,521
	REYNOLDS AMERICAN INC	SEMI-ANN. 7.875% 05/15/2009, 565,000	577,712	588,516
	RIDDELL BELL HLDGS	SEMI-ANN. 8.375% 10/01/2012, 375,000	368,003	366,563
	ROCKWOOD SPECIALTIES GROUP INC	SEMI-ANN. 7.625% 11/15/2014, 500,000	649,550	705,281
	ROGERS CABLE INC	SEMI-ANN. 7.875% 05/01/2012, 457,000	466,403	493,959
	ROGERS WIRELESS COMMUNICATIONS INC	SEMI-ANN. 9.625% 05/01/2011, 256,000	277,810	290,560
	SALLY HOLDINGS INC	SEMI-ANN. 10.500% 11/15/2016, 375,000	381,796	382,500
	SALLY HOLDINGS INC	SEMI-ANN. 9.250% 11/15/2014, 250,000	253,689	254,688
	SAN PAOLO US FINANCIAL	0.000% 02/28/2007, 8,000,000	7,932,527	7,932,527
	SAN PAOLO US FINANCIAL ZCP	0.000% 01/30/2007, 3,100,000	3,086,790	3,086,790
	SAN PASQUAL CASINO	SEMI-ANN. 8.000% 09/15/2013, 487,000	485,866	500,393
	SANTANDER CNTL HISPANO ZCP	0.000% 01/16/2007, 4,000,000	3,991,217	3,991,217
	SANTANDER FIN DEL INC DISC	0.000% 06/14/2007, 5,500,000	5,370,463	5,370,463
	SASC 06 EQ1A A2	5.41%, 07/17/08	37,457	37,457
	SASC 06 EQ1A A2	5.41%, 07/17/08	255,653	255,653
	SASC 06 WF3 A2	5.40%, 09/26/08	201,330	201,330
	SASC 06 WF3 A2	5.40%, 09/26/08	1,374,111	1,374,111
	SCALDIS CAPITAL LTD	0.000% 03/22/2007, 5,500,000	5,435,711	5,435,711
	SEALY MATTRESS CO	SEMI-ANN. 8.250% 06/15/2014, 500,000	500,000	522,500
	SELECT MEDICAL CORP	SEMI-ANN. 7.625% 02/01/2015, 250,000	220,193	207,500
	SENSATA TECHNOLOGIES	SEMI-ANN. 8.000% 05/01/2014, 500,000	487,089	480,000
	SEQUA CORP	SEMI-ANN. 8.875% 04/01/2008, 651,000	670,193	670,530
	SEQUA CORP	SEMI-ANN. 9.000% 08/01/2009, 791,000	827,467	846,370
	SGS INTL INC	SEMI-ANN. 12.000% 12/15/2013, 250,000	250,000	260,000
	SHINSEI FIN CAYMAN LTD	ANNUAL FLOATING 12/31/2049, 1,039,000	976,771	1,037,801
	SIGMA FIN INC MTN	SEMI-ANN. FLOATING 08/11/2016, 1,580,000	1,580,000	1,582,685
	SIGMA FINANCE INC.	5.37%, 01/17/08	67,892	67,892
	SIGMA FINANCE INC.	5.39%, 02/27/08	358,730	358,730
	SIGMA FINANCE INC.	5.39%, 08/15/08	387,763	387,763
	SIGMA FINANCE INC.	5.37%, 01/17/08	463,377	463,377
	SIGMA FINANCE INC.	5.39%, 02/27/08	2,448,394	2,448,394
	SIGMA FINANCE INC.	5.39%, 08/15/08	2,646,549	2,646,549
	SIMBA FUNDING CORP	0.000% 02/20/2007, 8,000,000	7,941,667	7,941,667
	SIMMONS CO	SEMI-ANN. FLOATING 12/15/2014, 250,000	189,746	196,250

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	SIMMONS CO	SEMI-ANN. 7.875% 01/15/2014, 250,000	235,642	253,125
	SKANDI NEW YORK	5.34%, 01/29/08	484,945	484,945
	SKANDI NEW YORK	5.34%, 01/29/08	3,309,836	3,309,836
	SLM CORP	SEMI-ANN. 3.625% 03/17/2008, 1,300,000	1,274,909	1,273,119
	SLM CORPORATION	5.49%, 12/26/08	242,472	242,472
	SLM CORPORATION	5.49%, 12/26/08	155,182	155,182
	SLM CORPORATION	5.49%, 12/26/08	2,714,065	2,714,065
	SOCIETE GEN NO AMER	0.000% 04/09/2007, 5,500,000	5,422,519	5,422,519
	SOCIETE GENERALE NY	MONTHLY FLOATING 03/28/2008, 7,500,000	7,497,060	7,501,748
	SOLO CUP	SEMI-ANN. 8.500% 02/15/2014, 500,000	446,104	432,500
	SOUTHERN NATURAL GAS CO	SEMI-ANN. 8.000% 03/01/2032, 311,000	321,156	363,404
	SOUTHERN NATURAL GAS CO	SEMI-ANN. 8.875% 03/15/2010, 693,000	726,732	727,019
	SOUTHERN NATURAL GAS CO	SEMI-ANN. 8.000% 03/01/2032, 77,000	79,556	89,974
	SPANSION INC	SEMI-ANN. 11.250% 01/15/2016, 375,000	387,977	393,750
	SPCM	SEMI-ANN. 8.250% 06/15/2013, 375,000	489,799	532,818
	SPECTRUM BRANDS INC	SEMI-ANN. 7.375% 02/01/2015, 750,000	617,626	648,750
	SPECTRUM BRANDS INC	SEMI-ANN. 8.500% 10/01/2013, 351,000	303,605	328,185
	SPRINT CAP CORP NT	SEMI-ANN. 8.375% 03/15/2012, 2,093,000	2,312,761	2,326,122
	SPRINT CAP CORP NT	SEMI-ANN. 8.750% 03/15/2032, 290,000	351,142	349,047
	SPRINT NEXTEL CORP	SEMI-ANN. 6.000% 12/01/2016, 750,000	747,206	730,970
	STANDARD AERO HLDGS	SEMI-ANN. 8.250% 09/01/2014, 250,000	240,265	252,500
	STARBIRD FDG. CORP.	0.000% 01/29/2007, 5,500,000	5,477,242	5,477,242
	STARWOOD HOTELS & RESORTS WORLDWIDE	SEMI-ANN. 7.375% 05/01/2007, 290,000	290,721	291,185
	STATENS BOSTADSPIN	0.000% 04/23/2007,5,500,000	5,411,193	5,411,193
	STATION CASINOS INC	SEMI-ANN. 6.875% 03/01/2016, 250,000	234,226	224,375
	STATION CASINOS INC	SEMI-ANN. 6.500% 02/01/2014, 750,000	701,753	666,562
	STONE ENERGY CORP	SEMI-ANN. 6.750% 12/15/2014, 325,000	326,147	310,375
	STONE ENERGY CORP	SEMI-ANN. 8.250% 12/15/2011, 463,000	467,206	454,897
	STRUCTURED ADJUSTABLE RATE MTG LOAN TRUST	MONTHLY FLOATING 01/25/2035, 1,813,197	1,783,283	1,808,362
	SUBURBAN PROPANE PARTNERS L.P	SEMI-ANN. 6.875% 12/15/2013, 500,000	471,902	490,000
	SUNGARD DATA SYSTEMS INC	SEMI-ANN. 10.250% 08/15/2015, 864,000	891,566	922,320
	SUNGARD DATA SYSTEMS INC	SEMI-ANN. 3.750% 01/15/2009, 497,000	467,543	469,665
	SUNGARD DATA SYSTEMS INC	SEMI-ANN. 4.875% 01/15/2014, 138,000	121,247	121,440
	SUNGARD DATA SYSTEMS INC	SEMI-ANN. 9.125% 08/15/2013, 800,000	827,900	840,000
	SVHE06 OPT3 2A1	5.41%, 05/12/08	35,795	35,795
	SVHE06 OPT3 2A1	5.41%, 05/12/08	244,309	244,309
	SWEDBANK	0.000% 01/12/2007, 5,500,000	5,490,942	5,490,942
	SWIFT & CO	SEMI-ANN. 10.125% 10/01/2009, 500,000	507,414	508,750
	SWIFT & CO	SEMI-ANN. 12.500% 01/01/2010, 250,000	248,927	255,625
	SYDNEY CAP INC	0.000% 03/01/2007, 5,500,000	5,452,767	5,452,767

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	SYSTEMS ASSET 2001	QUARTERLY 6.664% 09/15/2013, 246,618	254,026	258,216
	TANGO FINANCE CORP	5.36%, 01/15/08	58,181	58,181
	TANGO FINANCE CORP	5.38%, 02/05/08	135,768	135,768
	TANGO FINANCE CORP	5.38%, 08/29/08	193,910	193,910
	TANGO FINANCE CORP	5.36%, 01/15/08	397,096	397,096
	TANGO FINANCE CORP	5.38%, 02/05/08	926,638	926,638
	TANGO FINANCE CORP	5.38%, 08/29/08	1,323,471	1,323,471
	TARGET CORP	SEMI-ANN. 4.000% 06/15/2013, 739,000	672,371	687,121
	TCI COMMUNICATIONS FINANCING III	QUARTERLY 9.650% 03/31/2027, 1,974,000	2,103,356	2,082,757
	TDS INVESTOR CORP	SEMI-ANN. 11.875% 09/01/2016, 500,000	494,427	512,500
	TDS INVESTOR CORP	SEMI-ANN. 9.875% 09/01/2014, 500,000	493,559	502,500
	TELECOM ITALIA CAPITAL	SEMI-ANN. 4.950% 09/30/2014, 307,000	279,576	284,418
	TELECOM ITALIA CAPITAL	SEMI-ANN. 5.250% 10/01/2015, 153,000	138,824	142,919
	TELECOM ITALIA CAPITAL	SEMI-ANN. 5.250% 11/15/2013, 160,000	148,376	152,558
	TENET HEALTHCARE CORP	SEMI-ANN. 6.375% 12/01/2011, 250,000	230,828	228,750
	TENET HEALTHCARE CORP	SEMI-ANN. 6.500% 06/01/2012, 250,000	228,696	226,250
	TENET HEALTHCARE CORP	SEMI-ANN. 9.875% 07/01/2014, 500,000	505,289	508,750
	TENET HEALTHCARE CORP	SEMI-ANN. 7.375% 02/01/2013, 743,000	683,478	682,631
	TENNECO AUTOMOTIVE INC	SEMI-ANN. 10.250% 07/15/2013, 535,000	582,846	585,825
	TENNECO AUTOMOTIVE INC	SEMI-ANN. 8.625% 11/15/2014, 250,000	249,412	255,000
	TENNESSEE GAS PIPELINE	SEMI-ANN. 8.375% 06/15/2032, 28,000	30,006	34,025
	TOYOTA AUTO REC TRST	MONTHLY 2.790% 01/15/2010, 2,094,009	2,080,638	2,091,912
	TOYOTA MOTOR CREDIT	0.000% 03/26/2007, 5,500,000	5,434,037	5,434,037
	TRANSAMERICA OCCIDENTAL LIFE INS CO	5.50%, 12/28/07	969,890	969,890
	TRANSAMERICA OCCIDENTAL LIFE INS CO	5.50%, 12/28/07	213,376	213,376
	TRANSAMERICA OCCIDENTAL LIFE INS CO	5.50%, 12/28/07	8,076,000	8,076,000
	TRIAD HOSPITALS INC	SEMI-ANN. 7.000% 05/15/2012, 617,000	614,177	627,797
	TRIMAS CORP	SEMI-ANN. 9.875% 06/15/2012, 375,000	359,483	362,813
	TROPICANA ENTERTAINMENT	SEMI-ANN. 9.625% 12/15/2014, 125,000	125,000	123,750
	TRUE TEMPER SPORT	SEMI-ANN. 8.375% 09/15/2011, 250,000	231,242	217,500
	TRUMP ENTERTAINMENT RESORTS HOLDINGS L.P.	SEMI-ANN. 8.500% 06/01/2015, 125,000	120,355	124,375
	TRUST STREET PROPERTIES	SEMI-ANN. 7.500% 04/01/2015, 1,000,000	985,851	1,080,000
	TXU CORP	SEMI-ANN. 6.550% 11/15/2034, 510,000	495,703	476,966
	TXU ENERGY CO LLC	SEMI-ANN. 7.000% 03/15/2013, 1,507,000	1,538,766	1,576,861
	TYCO INTERNATIONAL	SEMI-ANN. 6.000% 11/15/2013, 2,372,000	2,352,183	2,454,247
	TYCO INTERNATIONAL	SEMI-ANN. 6.750% 02/15/2011, 49,000	50,571	51,666
	TYCO INTERNATIONAL	SEMI-ANN. 6.875% 01/15/2029, 599,000	620,507	680,934
	TYCO INTERNATIONAL	SEMI-ANN. 7.000% 06/15/2028, 238,000	248,933	273,103
	TYCO INTERNATIONAL	SEMI-ANN. 6.375% 10/15/2011, 1,193,000	1,217,625	1,248,464
	U.S. BANK N.A.	5.31%, 11/30/07	484,851	484,851

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	U.S. BANK N.A.	5.34%, 12/05/07	484,849	484,849
	U.S. BANK N.A.	5.31%, 11/30/07	3,309,193	3,309,193
	U.S. BANK N.A.	5.34%, 12/05/07	3,309,190	3,309,190
	UBIQUITEL OPERATING CO	SEMI-ANN. 9.875% 03/01/2011, 385,000	415,086	415,800
	UBS FINANCE (DELW)	0.000% 01/16/2007, 8,000,000	7,982,400	7,982,400
	UBS FINANCE (DELW)	0.000% 02/08/2007, 5,500,000	5,469,347	5,469,347
	UCAR FINANCE	SEMI-ANN. 10.250% 02/15/2012, 152,000	159,619	160,170
	UGS CORP	SEMI-ANN. 10.000% 06/01/2012, 413,000	441,365	450,170
	UNICREDITO ITALIANO BANK (IRE) PLC	5.36%, 01/29/08	193,978	193,978
	UNICREDITO ITALIANO BANK (IRE) PLC	5.36%, 01/29/08	242,473	242,473
	UNICREDITO ITALIANO BANK (IRE) PLC	5.36%, 01/29/08	2,978,852	2,978,852
	UNITED COMPONENTS INC	SEMI-ANN. 9.375% 06/15/2013, 250,000	245,274	258,750
	UNITED OF OMAHA LIFE INSURANCE	5.47%, 03/21/07	242,473	242,473
	UNITED OF OMAHA LIFE INSURANCE	5.43%, 05/31/07	96,989	96,989
	UNITED OF OMAHA LIFE INSURANCE	5.47%, 03/21/07	1,654,918	1,654,918
	UNITED OF OMAHA LIFE INSURANCE	5.43%, 05/31/07	661,967	661,967
	UNITED RENTALS NORTH AMERICA INC	SEMI-ANN. 7.750% 11/15/2013, 750,000	718,509	752,812
	UNITED STATES STEEL LLC	SEMI-ANN. 9.750% 05/15/2010, 841,000	888,619	894,614
	UNITED TECHNOLOGIES CORP	SEMI-ANN. 5.400% 05/01/2035, 188,000	169,474	181,639
	UNIVERSAL CITY FLORIDA	SEMI-ANN. 8.375% 05/01/2010, 250,000	252,342	256,250
	UPC HOLDING B.V/REGS	SEMI-ANN. 8.625% 01/15/2014, 375,000	483,690	515,511
	US BANCORP	SEMI-ANN. 3.125% 03/15/2008, 984,000	952,538	958,735
	US WEST COMMUNICATIONS GROUP	SEMI-ANN. 5.625% 11/15/2008, 10,000	9,803	10,012
	US WEST COMMUNICATIONS INC	SEMI-ANN. 7.500% 06/15/2023, 68,000	63,876	68,510
	US WEST COMMUNICATIONS INC	SEMI-ANN. 8.875% 06/01/2031, 709,000	738,530	739,132
	USA EDUCATION INC	SEMI-ANN. 5.625% 04/10/2007, 3,250,000	3,256,589	3,252,096
	VANGUARD HEALTH HLDGS II	SEMI-ANN. 9.000% 10/01/2014, 715,000	713,320	723,937
	VANGUARD HEALTH HLDS I	FLOATING 10/01/2015, 353,000	248,865	271,810
	VERIZON GLOBAL FUNDING CORP	SEMI-ANN. 7.250% 12/01/2010, 419,000	439,408	446,636
	VERIZON GLOBAL FUNDING CORP	SEMI-ANN. 7.375% 09/01/2012, 450,000	478,672	491,996
	VERSO PAPER HLDGS	SEMI-ANN. 11.375% 08/01/2016, 125,000	131,855	131,250
	VERSO PAPER HLDGS	SEMI-ANN. 9.125% 08/01/2014, 375,000	375,445	390,937
	VERTIS INC	SEMI-ANN. 9.750% 04/01/2009, 441,000	447,318	454,230
	VERTRUE INC	SEMI-ANN. 9.250% 04/01/2014, 501,000	517,407	526,050
	VIACOM INC	SEMI-ANN. 5.750% 04/30/2011, 420,000	415,299	420,215
	VICTORIA ACQUISITION II	QUARTERLY FLOATING 05/15/2015, 264,000	337,275	360,275
	VICTORY RECEIVABLES	0.000% 02/12/2007, 5,500,000	5,466,248	5,466,248
	VINTAGE PETROLEUM	SEMI-ANN. 8.250% 05/01/2012, 895,000	942,455	939,250
	VISANT HLDG CORP	SEMI-ANN. 8.750% 12/01/2013, 1,500,000	1,457,993	1,545,000
	VISTEON CORPORATION	SEMI-ANN. 8.250% 08/01/2010, 375,000	353,930	365,625
	WACHOVIA AUTO OWNER TRUST	MONTHLY 4.820% 02/20/2009, 2,177,218	2,172,154	2,174,065

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	CORPORATE DEBT INSTRUMENTS — (continued):
	WACHOVIA BANK COMMERCIAL MORTG 2005-C18 A4	MONTHLY 4.935% 04/15/2042, 837,000	782,702	814,621
	WACHOVIA BANK COMMERCIAL MORTGAGE TRUST SER	MONTHLY FLOATING 07/15/2042, 1,228,000	1,162,073	1,208,230
	WACHOVIA CAPITAL TST	SEMI-ANN. FLOATING 12/31/2049, 628,000	609,858	633,184
	WACHOVIA CORPORATION	SEMI-ANN. 5.250% 08/01/2014, 1,590,000	1,520,136	1,570,632
	WAL MART STORES INC	QUARTERLY FLOATING 06/16/2008, 5,800,000	5,794,297	5,798,219
	WARNER MUSIC GROUP	SEMI-ANN. 7.375% 04/15/2014, 170,000	165,226	168,300
	WDAC SUBSIDIARY CORP	SEMI-ANN. 8.500% 12/01/2014, 1,250,000	1,563,702	1,734,605
	WELLS FARGO	MONTHLY FLOATING 04/25/2036, 1,594,804	1,575,111	1,582,817
	WELLS FARGO & CO	SEMI-ANN. 5.300% 08/26/2011, 940,000	938,429	943,751
	WELLS FARGO & CO	SEMI-ANN. 6.375% 08/01/2011, 977,000	1,003,882	1,023,130
	WEST CORP	SEMI-ANN. 11.000% 10/15/2016, 250,000	250,621	252,500
	WEST CORP	SEMI-ANN. 9.500% 10/15/2014, 500,000	501,827	500,000
	WEST CORP FED CREDIT UNION	5.38%, 09/25/08	387,956	387,956
	WEST CORP FED CREDIT UNION	5.38%, 09/25/08	2,647,869	2,647,869
	WESTPAC BANKING CORP.	0.000% 06/12/2007, 5,500,000	5,372,043	5,372,043
	WEYERHAEUSER CO	SEMI-ANN. 6.750% 03/15/2012, 443,000	452,628	464,602
	WFHET 2006 2 A1	5.42%, 06/27/08	208,323	208,323
	WFHET 2006 2 A1	5.42%, 06/27/08	1,421,843	1,421,843
	WFS FINANCIAL OWNER TRUST 2005-2 A3	MONTHLY 4.170% 12/17/2009, 2,564,972	2,550,429	2,551,883
	WFS FINANCIAL OWNER TRUST 929257AC7	MONTHLY 3.300% 03/17/2009, 149,293	148,382	148,879
	WHITING PETROLEUM CORP	SEMI-ANN. 7.000% 02/01/2014, 443,000	420,237	441,892
	WHITING PETROLEUM CORP	SEMI-ANN. 7.250% 05/01/2013, 282,000	270,890	282,705
	WILLIAMS COMPANIES INC	SEMI-ANN. 7.875% 09/01/2021, 775,000	790,715	831,188
	WILLIAMS COMPANIES INC	SEMI-ANN. 8.750% 03/15/2032, 130,000	141,155	146,900
	WILLIAMS COMPANIES INC	SEMI-ANN. 7.500% 01/15/2031, 377,000	366,284	391,138
	WILLIAMS COMPANIES INC	SEMI-ANN. 7.750% 06/15/2031, 370,000	366,341	388,500
	WILLIAMS COMPANIES INC	SEMI-ANN. 8.750% 03/15/2032, 460,000	504,275	519,800
	WILLIAMS SCOTSMAN INTERNATIONAL	SEMI-ANN. 8.500% 10/01/2015, 250,000	246,732	260,937
	WIND ACQUISITION FIN SA	SEMI-ANN. 10.750% 12/01/2015, 750,000	800,639	853,125
	WIND ACQUISITION FIN SA	SEMI-ANN. 9.750% 12/01/2015, 500,000	675,021	760,203
	WINDSTREAM CORP	SEMI-ANN. 8.625% 08/01/2016, 375,000	383,916	410,625
	WLD OMNI VEH LSNG	0.000% 01/23/2007, 5,500,000	5,482,119	5,482,119
	WORLD OMNI AUTO RECEIVABLES TRUST 2006-A A-2	MONTHLY 5.050% 10/15/2008, 85,225	85,130	85,177
	WORLD OMNI AUTO RECEIVABLES TRUST 2006-B A-1	MONTHLY 5.373% 10/15/2007, 3,426,838	3,426,838	3,427,924
	XL LIFE AND ANNUITY	5.42%, 01/29/08	397,655	397,655
	XL LIFE AND ANNUITY	5.42%, 01/29/08	2,714,065	2,714,065
	XLLIAC GLOBAL FUNDING	5.43%, 12/26/08	436,451	436,451
	XLLIAC GLOBAL FUNDING	5.43%, 12/26/08	2,978,852	2,978,852
	XTO ENERGY INC	SEMI-ANN. 7.500% 04/15/2012, 276,000	293,116	299,862
	YORKTOWN CAPITAL, LL	0.000% 01/04/2007, 5,500,000	5,497,589	5,497,589

	TOTAL CORPORATE DEBT INSTRUMENTS		1,116,220,322	1,125,501,087
	LOANS TO PLAN PARTICIPANTS:
	LOANS TO PLAN PARTICIPANTS	INTEREST RATE RANGE: 4.00% - 10.5%	288,860,165	288,860,165

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	U.S. GOVERNMENT AND FEDERAL AGENCY OBLIGATIONS:
	GNMA I MORTPASS	MONTHLY, 7.50%, 03/15/2029, 20,845	21,830	21,796
	UNITED STATES GOVERNMENT NATIONAL	SEMI-ANN, 4.63%, 11/15/2016, 760,000	761,781	755,013
	UNITED STATES OF AMER TREAS BILLS	SEMI-ANN, 4.50%, 02/15/2009, 798,000	787,148	793,168
	UNITED STATES OF AMER TREAS BONDS	FLOATING, 01/15/2026, 14,100,000	13,077,619	13,489,756
	UNITED STATES OF AMER TREAS BONDS	FLOATING, 01/15/2026, 231,000	217,901	221,002
	UNITED STATES OF AMER TREAS BONDS	FLOATING, 01/15/2026, 4,732,000	4,923,652	5,046,261
	UNITED STATES OF AMER TREAS BONDS	SEMI-ANN, 4.50%, 02/15/2036, 7,570,000	7,242,771	7,198,601
	UNITED STATES OF AMER TREAS BONDS	SEMI-ANN, 6.75%, 08/15/2026, 1,744,000	2,055,740	2,145,256
	UNITED STATES OF AMER TREAS BONDS	FLOATING, 07/15/2016, 1,400,000	1,426,624	1,410,299
	UNITED STATES OF AMER TREAS BONDS	FLOATING, 07/15/2016, 2,190,000	2,222,931	2,206,110
	UNITED STATES OF AMER TREAS BONDS	FLOATING, 04/15/2028, 7,800,000	11,693,945	11,756,351
	UNITED STATES OF AMER TREAS BONDS	FLOATING, 04/15/2028, 5,148,000	7,608,548	7,759,192
	UNITED STATES OF AMER TREAS BONDS	FLOATING, 04/15/2029, 900,000	1,402,391	1,391,990
	UNITED STATES OF AMER TREAS NOTES	FLOATING, 01/15/2014, 6,729,000	7,080,979	7,142,664
	UNITED STATES OF AMER TREAS NOTES	FLOATING, 01/15/2014, 119,000	125,249	126,316
	UNITED STATES OF AMER TREAS NOTES	FLOATING, 01/15/2016, 3,693,000	3,579,359	3,627,381
	UNITED STATES OF AMER TREAS NOTES	FLOATING, 01/15/2012, 712,000	846,475	845,249
	UNITED STATES OF AMER TREAS NOTES	FLOATING, 01/15/2011, 3,589,000	4,344,968	4,334,298
	UNITED STATES OF AMER TREAS NOTES	SEMI-ANN, 3.63%, 01/15/2010, 1,214,000	1,160,797	1,176,537
	UNITED STATES OF AMER TREAS NOTES	FLOATING, 01/15/2008, 5,000,000	6,343,436	6,315,488
	UNITED STATES OF AMER TREAS NOTES	FLOATING, 01/15/2008, 5,420,000	6,928,935	6,856,280
	UNITED STATES OF AMER TREAS NOTES	FLOATING, 01/15/2009, 190,000	240,275	240,349
	UNITED STATES OF AMER TREAS NOTES	SEMI-ANN, 4.50%, 09/30/2011, 120,000	118,721	118,945
	UNITED STATES OF AMER TREAS NOTES	SEMI-ANN, 4.50%, 11/15/2010, 2,148,000	2,101,248	2,132,730
	UNITED STATES OF AMER TREAS NOTES	SEMI-ANN, 4.63%, 10/31/2011, 120,000	120,122	119,564
	UNITED STATES OF AMER TREAS NOTES	SEMI-ANN, 5.13%, 05/15/2016, 730,000	744,305	751,928
	UNITED STATES OF AMER TREAS NOTES	SEMI-ANN, 6.50%, 02/15/2010, 164,000	171,284	172,283
	UNITED STATES OF AMER TREAS NOTES	FLOATING, 07/15/2015, 4,455,000	4,377,902	4,431,678
	UNITED STATES OF AMER TREAS NOTES	FLOATING, 07/15/2015, 370,000	371,095	368,063
	UNITED STATES OF AMER TREAS NOTES	FLOATING, 01/15/2010, 2,845,000	3,618,742	3,593,445
	UNITED STATES OF AMER TREAS NOTES	SEMI-ANN, 3.38%, 10/15/2009, 260,000	250,995	250,839
	UNITED STATES OF AMER TREAS NOTES	SEMI-ANN, 3.88%, 09/15/2010, 781,000	747,643	759,187
	UNITED STATES OF AMER TREAS NOTES	SEMI-ANN, 4.50%, 02/28/2011, 1,581,000	1,543,823	1,569,327
	UNITED STATES OF AMER TREAS NOTES	FLOATING, 07/15/2012, 6,476,000	7,471,484	7,483,860
	UNITED STATES OF AMER TREAS NOTES	FLOATING, 04/15/2010, 8,949,000	9,160,870	9,042,155
	UNITED STATES OF AMER TREAS NOTES	FLOATING, 04/15/2010, 2,570,000	2,602,123	2,596,753
	UNITED STATES OF AMER TREAS NOTES	FLOATING, 07/15/2013, 5,900,000	6,216,572	6,266,074

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	U.S. GOVERNMENT AND FEDERAL AGENCY OBLIGATIONS — (continued):
	UNITED STATES OF AMER TREAS NOTES	FLOATING, 07/15/2014, 3,788,000	4,031,296	3,938,132
	UNITED STATES OF AMER TREAS NOTES	FLOATING, 07/15/2014, 7,000	7,205	7,278
	UNITED STATES OF AMER TREAS NOTES	FLOATING 01/15/2007, 1,700,000	2,173,692	2,162,722
	UNITED STATES OF AMER TREAS NOTES	SEMI-ANN, 4.88%, 08/15/2016, 1,937,000	1,958,388	1,960,153
	UNITED STATES OF AMER TREAS STRIP	ZERO COUPON, 03/15/2007, 85,000	84,177	84,177
	UNITED STATES OF AMER TREAS STRIP	FLOATING, 04/15/2011, 5,413,000	5,490,989	5,484,329
	UNITED STATES OF AMER TREAS STRIP	FLOATING, 04/15/2011, 7,970,000	8,123,099	8,075,024
	UNITED STATES OF AMER TREAS STRIP	SEMI-ANN, 0.00%, 11/15/2021, 11,250,000	5,019,553	5,412,994
	US TREASURY N/B	SEMI-ANN, 3.38%, 02/15/2008, 1,207,000	1,179,763	1,185,925

	TOTAL U.S. GOVERNMENT AND FEDERAL AGENCY OBLIGATIONS		151,778,445	152,826,922

	DERIVATIVES RECEIVABLE:
	DEC 06 ‘5 YEAR T NOTES-CBT FUTURE LONG	VARIATION MARGIN, EX. 12/29/2006, SIZE 100,000	0	(1,473,536)
	DEC 06 ‘5 YEAR T NOTES-CBT FUTURE LONG	FUTURE LONG, EX. 12/29/2006, CONTRACTS 905	(1,473,536)	1,473,536
	MAR 07 ‘5 YEAR T NOTES-CBT FUTURE LONG	VARIATION MARGIN, 'EX. 03/31/2007, SIZE 100,000	0	324,949
	MAR 07 ‘5 YEAR T NOTES-CBT FUTURE LONG	FUTURE LONG, EX. 03/31/2007, CONTRACTS 415	324,949	(324,949)
	JUN 07 EURODOLLAR-CME FUTURE LONG	VARIATION MARGIN, EX. 06/18/2007, SIZE 250,000	0	3,335
	JUN 07 EURODOLLAR-CME FUTURE LONG	FUTURE LONG, EX. 06/18/2007, CONTRACTS 37	3,335	(3,335)
	MAR 07 EURODOLLAR-CME FUTURE LONG	VARIATION MARGIN, EX. 03/19/2007, SIZE 250,000	0	(325,211)
	MAR 07 EURODOLLAR-CME FUTURE LONG	FUTURE LONG, EX. 03/19/2007, CONTRACTS 987	(325,211)	325,211
	SEP07 EURODOLLAR-CME FUTURE LONG	VARIATION MARGIN, EX. 09/17/2007, SIZE 250,000	0	46,303
	SEP07 EURODOLLAR-CME FUTURE LONG	FUTURE LONG, EX. 09/17/2007, CONTRACTS 128	46,303	(46,303)
	MAR 07 TREASURY BONDS-CBT FUTURE LONG	VARIATION MARGIN, EX. 03/31/2007, SIZE 100,000	0	276,897
	MAR 07 TREASURY BONDS-CBT FUTURE LONG	FUTURE LONG, EX. 03/31/2007, CONTRACTS 170	276,897	(276,897)
	MAR 07 ‘US 10 YR NOTE FUTURE LONG	VARIATION MARGIN, EX. 03/21/2007, SIZE 100,000	0	304,770
	MAR 07 ‘US 10 YR NOTE FUTURE LONG	FUTURE LONG, EX. 03/21/2007, CONTRACTS 306	304,770	(304,770)
	P/CALL EURO DOLLAR FUTURE OPTION	CALL SCTY, EX 03/19/2007, 250,000	30,565	11,100
	P/CALL EURO DOLLAR OPTION	CALL SCTY, EX 03/19/2007, 250,000	158,167	154,700
	P/CALL EURO DOLLAR OPTION	CALL SCTY, EX 06/18/2007, 250,000	36,545	36,575
	P/CALL EURO DOLLAR OPTION	CALL SCTY, EX 09/17/2007, 250,000	12,765	10,637
	P/CALL US TRAS NTS 5 YEARS	CALL SCTY, EX 02/23/2007, 100,000	99,890	85,750
	P/CALL USTN 5 YR FUTURE	CALL SCTY, EX 02/23/2007, 100,000	63,626	58,187
	P/PUT EURO DOLLAR FUTUTURE OPTION	PUT SCTY, EX 03/19/2007, 250,000	14,910	5,325
	P/PUT EURO DOLLAR FUTUTURE OPTION	PUT SCTY, EX 03/19/2007, 250,000	62,700	82,000
	BS IN RATE SWAP REC	4,700,000 SHARES	4,700,000	4,684,151
	CDS-AES@221 BPS	200,000 SHARES	200,000	200,585
	CDS-DJ REC	400,000 SHARES	400,000	400,000
	CDS-DJ REC	400,000 SHARES	400,000	400,000
	GS INT RATE SWAP REC	7,500,000 SHARES	7,500,000	7,481,659

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	DERIVATIVES RECEIVABLE — (continued):
	MORGAN STANLEY & CO INC	560,000 SHARES	560,000	562,541
	UBIQUITEL INC	56 SHARES	0	1
	ZIFF DAVIS WARRANTS	3,482 SHARES	0	35
	CDS.DJ.CDX.NA.IG	10,000,000 SHARES	10,000,000	10,000,000
	CDS.DJ.CDX.NA.IG.	3,100,000 SHARES	3,100,000	3,100,000
	CDS-AES@220 BPS 10.1 YR	200,000 SHARES	200,000	200,724
	CDS-CDX.NA.HY	495,000 SHARES	495,732	514,294
	CDS-CDX.NA.HY	400,000 SHARES	400,000	400,000
	CDS-DJ CDX.NA HY	500,000 SHARES	500,000	500,000
	CDS-DJ CDX.NA.HY	300,000 SHARES	300,000	300,000
	CDS-DJ CDX.NA.HY	500,000 SHARES	500,000	500,000
	CDS-DJ REC	400,000 SHARES	400,000	400,000
	CDS-DJ REC	400,000 SHARES	400,000	400,000
	CDS-DJ REC	1,300,000 SHARES	1,300,000	1,300,000
	CDS-DJ REC	1,300,000 SHARES	1,300,000	1,300,000
	CDX.NA.IG HVOL.7 REC	2,800,000 SHARES	2,800,000	2,800,000
	F CRED DEF SWAP REC 3.8	500,000 SHARES	500,000	521,269
	IRS EUR R 2.095-FRCPXTOB UAG 2.095	1,300,000 SHARES	0	13,165
	IRS EUR R 2.35-FRCPXTOB UAG	200,000 SHARES	0	798
	IRS USD R 3ML	18,000,000 SHARES	0	6,803
	JAPANESE FORWARD CURRENCY CONTRACT	JPY, 257,756,000, Rate 117.8363, Ex 01/25/07	2,187,662	2,163,451
	U.S. DOLLAR FORWARD CURRENCY CONTRACT	USD, 280,221, Rate 1,.0000, Ex 01/02/07	280,221	280,221
	U.S. DOLLAR FORWARD CURRENCY CONTRACT	USD, 65,676, Rate 1,.0000, Ex 01/23/07	65,676	65,676
	U.S. DOLLAR FORWARD CURRENCY CONTRACT	USD, 99,000, Rate 1,.0000, Ex 01/25/07	99,000	99,000
	U.S. DOLLAR FORWARD CURRENCY CONTRACT	USD, 99,000, Rate 1,.0000, Ex 01/25/07	99,000	99,000
	U.S. DOLLAR FORWARD CURRENCY CONTRACT	USD, 99,000, Rate 1,.0000, Ex 01/25/07	99,000	99,000
	U.S. DOLLAR FORWARD CURRENCY CONTRACT	USD, 15,315,007, Rate 1,.0000, Ex 02/16/07	15,315,007	15,315,007
	U.S. DOLLAR FORWARD CURRENCY CONTRACT	USD, 689,912, Rate 1,.0000, Ex 02/16/07	689,912	689,912
	U.S. DOLLAR FORWARD CURRENCY CONTRACT	USD, 331,374, Rate 1,.0000, Ex 02/16/07	331,374	331,374
	CDS-DJ PAY	SHORT SALES, 1,300,000, Rate1 .0081, Ex 01/03/07	1,310,564	1,310,563
	CDS-DJ PAY	SHORT SALES, 1,300,000, Rate1 .0107, Ex 01/03/07	1,313,957	1,313,957
	MAR 07 EURO-BUND FUTURE	VARIATION MARGIN, Ex 03/08/2007, Size 100,000	1,000	1,319
	DEC 07 EURODOLLAR-CME FUTURE SHORT	VARIATION MARGIN, Ex 12/17/2007, Size 250,000	1,000	1,000
	JUN 08 EURODOLLAR-CME FUTURE SHORT	VARIATION MARGIN, Ex 6/16/2008, Size 250,000	1,250	1,250
	MAR 08 EURODOLLAR-CME FUTURE SHORT	VARIATION MARGIN, Ex 3/17/2008, Size 250,000	1,250	1,250
	SEP07 EURODOLLAR-CME FUTURE SHORT	VARIATION MARGIN, Ex 9/17/2007, Size 250,000	1,450	1,450
	SEP08 EURODOLLAR-CME FUTURE SHORT	VARIATION MARGIN, Ex 9/15/2008, Size 250,000	1,000	1,000
	SEP08 EURODOLLAR-CME FUTURE SHORT	VARIATION MARGIN, Ex 9/15/2008, Size 250,000	800	800
	MAR 07 TREASURY BONDS-CBT FUTURE SHORT	VARIATION MARGIN, Ex 3/31/2007, Size 100,000	92	92
	MAR 07 10 YEAR NOTE-CBT FUTURE SHORT	VARIATION MARGIN, Ex 3/21/2007, Size 100,000	13,375	13,375

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	DERIVATIVES RECEIVABLE — (continued):
	DEC 06 5 YEAR T NOTE-CBT FUTURE LONG	VARIATION MARGIN, Ex 12/29/2006, Size 100,000	14,141	14,141
	MAR 07 5 YEAR T NOTE-CBT FUTURE SHORT	VARIATION MARGIN, Ex 3/31/2007, Size 100,000	14,595	14,595

	TOTAL DERIVATIVES RECEIVABLE		57,433,733	58,247,732

	U.S. GOVERNMENT-SPONSORED ENTERPRISE OBLIGATIONS:
	FEDERAL HOME LOAN BANKS	SEMI-ANN, 3.88%, 08/22/2008, 370,000	364,175	363,099
	FEDERAL HOME LOAN BANKS	SEMI-ANN, 5.50%, 01/28/2008, 2,900,000	2,907,311	2,908,619
	FEDERAL HOME LOAN MORTGAGE CORP	SEMI-ANN, 4.65%, 10/10/2013, 3,885,000	3,662,402	3,745,066
	FEDERAL HOME LOAN MORTGAGE CORP	SEMI-ANN, 4.75%, 01/18/2011, 691,000	672,169	686,419
	FEDERAL HOME LOAN MORTGAGE CORP	SEMI-ANN, 5.13%, 04/18/2011, 879,000	866,499	885,088
	FEDERAL HOME LOAN MORTGAGE CORP	SEMI-ANN, 5.25%, 02/24/2011, 2,169,000	2,137,220	2,168,011
	FEDERAL HOME LOAN MORTGAGE CORP	SEMI-ANN, 5.63%, 03/15/2011, 250,000	255,078	256,423
	FEDERAL HOME LOAN MORTGAGE CORP	SEMI-ANN, 5.30%, 05/12/2020, 920,000	881,990	878,044
	FEDERAL HOME LOAN MORTGAGE CORP	ZERO COUPON, 01/09/2007, 2,000,000	1,997,665	1,997,665
	FEDERAL HOME LOAN MORTGAGE CORP	ZERO COUPON, 04/13/2007, 2,000,000	1,970,760	1,970,760
	FEDERAL HOME LOAN MORTGAGE CORP	ZERO COUPON, 01/30/2007, 2,000,000	1,991,606	1,991,606
	FEDERAL HOME LOAN MORTGAGE CORP	MONTHLY, 8.00%, 05/01/2017, 2,315	2,349	2,343
	FEDERAL NATIONAL MORTGAGE ASSOC	ZERO COUPON, 01/26/2007, 1,000,000	996,434	996,434
	FEDERAL NATIONAL MORTGAGE ASSOC	SEMI-ANN, 5.00%, 09/15/2008, 40,000	40,160	39,956
	FEDERAL NATIONAL MORTGAGE ASSOC	SEMI-ANN, 5.20%, 11/08/2010, 1,109,000	1,092,205	1,104,044
	FEDERAL NATIONAL MORTGAGE ASSOC	SEMI-ANN, 5.63%, 05/19/2011, 1,939,000	1,932,038	1,958,663
	FEDERAL NATIONAL MORTGAGE ASSOC	6.00%, 01/25/2036, 300,000	303,234	301,969
	FEDERAL NATIONAL MORTGAGE ASSOC	SEMI-ANN, 6.63%, 09/15/2009, 1,032,000	1,066,565	1,074,563
	FEDERAL NATIONAL MORTGAGE ASSOC	SEMI-ANN, 4.61%, 10/10/2013, 3,655,000	3,439,179	3,517,747
	FEDERAL NATIONAL MORTGAGE ASSOC	ZERO COUPON, 03/05/2007, 2,000,000	1,982,115	1,982,115
	FEDERAL NATIONAL MORTGAGE ASSOC	ZERO COUPON, 04/05/2007, 1,000,000	986,657	986,657
	FEDERAL NATIONAL MORTGAGE ASSOC	ZERO COUPON, 02/23/2007, 2,000,000	1,984,689	1,984,689
	FEDERAL NATIONAL MORTGAGE ASSOC	ZERO COUPON, 01/24/2007, 2,000,000	1,993,451	1,993,451
	FEDERAL NATIONAL MORTGAGE ASSOC	ZERO COUPON, 06/25/2007, 705,000	688,051	688,051
	FEDERAL NATIONAL MORTGAGE ASSOC	SEMI-ANN, 0.00%, 02/28/2007, 2,000,000	1,983,486	1,983,486
	FEDERAL NATIONAL MORTGAGE ASSOC	ZERO COUPON, 06/28/2007, 525,000	511,887	511,887
	FEDERAL NATIONAL MORTGAGE ASSOC	ZERO COUPON, 01/10/2007, 3,000,000	2,996,017	2,996,017
	FEDERAL NATIONAL MORTGAGE ASSOC	MONTHLY, 6.00%, 06/01/2036, 396,446	398,429	399,131
	FEDERAL NATIONAL MORTGAGE ASSOC	MONTHLY, 6.00%, 09/01/2036, 197,882	198,903	199,222
	FEDERAL NATIONAL MORTGAGE ASSOC	MONTHLY, 7.00%, 12/01/2027, 56,556	57,956	58,408
	FEDERAL NATIONAL MORTGAGE ASSOC	MONTHLY, 8.00%, 08/01/2015, 9,754	10,268	10,257
	FEDERAL NATIONAL MORTGAGE ASSOC	MONTHLY, 8.00%, 08/01/2015, 45,304	47,690	47,639
	FEDERAL NATIONAL MORTGAGE ASSOC	MONTHLY, 8.00%, 09/01/2015, 29,238	30,253	30,214
	FEDERAL NATIONAL MORTGAGE ASSOC	MONTHLY, 9.00%, 11/01/2021, 13,168	13,979	13,945

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Held at End of Year) at December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

		(c) Description of Investment including Maturity Date,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	U.S. GOVERNMENT-SPONSORED ENTERPRISE OBLIGATIONS — (continued):
	FEDERAL NATIONAL MORTGAGE ASSOC	5.50%, 01/25/2036, 2,000,000	1,991,859	1,976,250
	FREDDIE MAC	SEMI-ANN, 5.63%, 11/23/2035, 1,381,000	1,261,673	1,330,640

	TOTAL U.S. GOVERNMENT-SPONSORED ENTERPRISE OBLIGATIONS		43,716,402	44,038,578

	OTHER:
	BANK OF AMERICA/CERTIFICATE OF DEPOSIT	5.32%, 09/21/2007, 1,000,000	1,000,000	1,000,000
	BARCLAYS DOMICILED MONEY MKT FUND FOR EBT	12 Units	12	12
	BAYERISCHE LNDBNK NY/CERTIFICATE OF DEPOSIT	5.31%, 03/12/2007, 5,000,000	5,000,047	5,000,047
	BRDR A&O JOHANSEN/PREFERRED STOCK	300 shares	72,349	88,093
	CALYON (NY BRANCH)/CERTIFICATE OF DEPOSIT	QUARTERLY FLOATING, 09/13/2007,6,650,000	6,648,193	6,648,193
	FRESENIUS AG/PREFERRED STOCK	28,280 shares	4,761,468	6,071,427
	GEN MOTORS CORP/PREFERRED STOCK	30,025 shares	555,463	638,031
	HENDERSON LAND DEV	34,497 Units	0	10,025
	HENKEL KGAA/PREFERRED STOCK	18,200 shares	2,107,512	2,675,461
	HSBC BANK USA NA/CERTIFICATE OF DEPOSIT	SEMI-ANN, 3.87%, 06/07/2007, 5,600,000	5,575,333	5,575,333
	HYDRO-QUEBEC	SEMI-ANN, 6.30%, 05/11/2011, 342,000	351,992	357,478
	ISHARES INC MSCI EAFE INDEX/EXCHANGE TRADED FUND	147,200 shares	9,644,628	10,777,984
	ISHARES INC MSCI SOUTH KOREA INDEX/EXCHANGE TRADED FUND	149,758 shares	6,817,898	7,398,045
	KOREA DEV	SEMI-ANN, 4.25%, 11/13/2007, 42,000	41,354	41,546
	MERRILL LYNCH,PIERCE,FENNER & SMITH/REPURCHASE AGREEMENT	5.21%, 01/02/2007, 18,200,000	18,200,000	18,200,000
	MEXICO(UNITED MEXICAN STATES)	SEMI-ANN, 5.63%, 01/15/2017, 34,000	32,345	34,034
	MEXICO(UNITED MEXICAN STATES)	SEMI-ANN, 8.30%, 08/15/2031, 775,000	920,313	990,837
	NORDEA BANK FLD PLC/CERTIFICATE OF DEPOSIT	5.40%, 09/20/2007, 3,000,000	3,000,000	3,000,000
	PORSCHE AG/PREFERRED STOCK	2,067 shares	2,430,257	2,627,695
	SVENSKA HANDLSBNKN A/CERTIFICATE OF DEPOSIT	5.24%, 04/11/2007, 7,000,000	7,000,000	7,000,000
	TENNESSEE VALLEY AUTH PWR	SEMI-ANN, 7.13%, 05/01/2030, 942,000	1,128,116	1,184,555
	TENNESSEE VALLEY AUTH PWR	SEMI-ANN, 6.75%, 11/01/2025, 558,000	632,356	662,104
	UNITED MEXICAN STATES	SEMI-ANN, 7.50%, 04/08/2033, 2,253,000	2,481,679	2,658,540
	VILLEROY & BOCH/PREFERRED STOCK	7,322 shares	114,804	129,090
	WI TREASURY SEC.	SEMI-ANN, 4.38%, 11/15/2008, 314,000	309,297	311,473
	ZIFF DAVIS HOLDINGS INC/PREFERRED STOCK	18 shares	2,700	1,800

	TOTAL OTHER		78,828,116	83,081,803

	Total Investments		$11,917,523,692	$13,490,130,672

	** Party-in-interest investments
	** Interest rate is net of administrative service fees.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE DEBT INSTRUMENTS:
ABITIBI-CONSOLIDATED INC	SEMI-ANN, 8.85%, 08/01/2030, 272,000	$229,840	$225,420
AINSWORTH LUMBER CO	QUARTERLY FLOATING, 04/01/2013, 138,000	125,797	109,710
ALLEGHENY LUDLUM CORP	SEMI-ANN, 6.95%, 12/15/2025, 513,000	523,260	513,000
ALLEGHENY TECHNOLOGIES INC	SEMI-ANN, 8.38%, 12/15/2011, 38,000	39,235	39,710
ALLIS-CHALMERS ENERGY INC	SEMI-ANN, 9.00%, 01/15/2014, 429,000	429,000	424,710
ALLTRISTA CORP	SEMI-ANN, 9.75%, 05/01/2012, 132,000	134,640	135,960
ATLANTIS ONE FDG COR CORP	ZERO COUPON, 07/10/2006, 5,000,000	4,958,167	4,996,340
AMERICAN AIRLINES	SEMI-ANN, 7.38%, 05/23/2019, 65,480	61,061	60,242
AMERICAN COLOR GRAPHICS	SEMI-ANN, 10.00%, 06/15/2010, 272,000	193,800	196,520
AMERICAN REAL ESTATE PARTNERS	SEMI-ANN, 7.13%, 02/15/2013, 1,062,000	1,019,520	1,016,865
AMERICAN REAL ESTATE PARTNERS	SEMI-ANN, 8.13%, 06/01/2012, 737,000	735,158	740,685
AMERICREDIT AUTOMOBILE REC’S TRUST	MONTHLY FLOATING, 01/06/2010, 1,762,060	1,764,809	1,765,915
AMKOR TECHNOLOGIES	SEMI-ANN, 7.13%, 03/15/2011, 178,000	161,535	160,645
AMSTED INDUSTRIES	SEMI-ANN, 10.25%, 10/15/2011, 499,000	533,930	531,435
ANHEUSER BUSCH CO’S INC	SEMI-ANN, 4.95%, 01/15/2014, 1,050,000	996,866	1,024,590
ANR PIPELINE CO	SEMI-ANN, 7.38%, 02/15/2024, 130,000	125,960	126,750
ANR PIPELINE CO	SEMI-ANN, 8.88%, 03/15/2010, 441,000	465,808	461,396
BAYVIEW FINANCIAL	MONTHLY FLOATING, 09/28/2043, 1,824,693	1,825,576	1,825,549
BAYVIEW	MONTHLY, 04/25/2012, 1,899,360	1,846,701	1,750,739
BE AEROSPACE INC	SEMI-ANN, 8.50%, 10/01/2010, 124,000	130,820	130,375
BELDEN & BLAKE CORP	SEMI-ANN, 8.75%, 07/15/2012, 198,000	200,970	200,970
BNP PARIBAS FIN INC	ZERO COUPON, 11/17/2006, 4,000,000	3,896,402	3,908,722
BORDON US FIN CORP	SEMI-ANN, 9.00%, 07/15/2014, 500,000	515,000	551,920
BOWATER CANADA FINANCE CORP	SEMI-ANN, 7.95%, 11/15/2011, 258,000	245,100	246,390
BOWATER INC	SEMI-ANN, 9.38%, 12/15/2021, 311,000	301,670	304,780
BOWATER INC	SEMI-ANN, 9.50%, 10/15/2012, 18,000	17,955	18,180
BRAZOS STUDENT FINANCE CORP	QUARTERLY FLOATING, 06/01/2028, 152,221	153,211	152,174
BRISTOL-MYERS SQUIBB CO	SEMI-ANN, 5.75%, 10/01/2011, 160,000	159,628	165,946
CAPITAL ONE MASTER TRUST	MONTHLY, 4.60%, 08/15/2009, 1,200,000	1,198,309	1,200,000

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE DEBT INSTRUMENTS (CONTINUED):
CAPTIAL ONE MULTI-ASSET EXEC TRUST	MONTHLY, 2.95%, 08/17/2009, 4,300,000	4,284,199	4,300,000
CARDTRONICS	SEMI-ANN FLOATING, 08/15/2013, 391,000	385,135	386,113
CB RICHARD ELLIS SVCS INC	SEMI-ANN, 9.75%, 05/15/2010, 589,000	630,230	609,992
CEDAR BRAKES II	SEMI-ANN, 9.88%, 09/01/2013, 400,000	446,800	403,246
CHEVY CHASE FUNDING LLC	MONTHLY FLOATING, 07/25/2034, 784,017	785,459	784,507
CHIQUITA BRANDS INTL	SEMI-ANN, 7.50%, 11/01/2014, 809,000	675,515	728,465
CIENA CORP	SEMI-ANN, 3.75%, 02/01/2008, 455,000	437,369	437,369
CLARKE AMERICAN	SEMI-ANN, 11.75%, 12/15/2013, 685,000	705,550	712,400
CONSECO FIN SECURITIZATIONS CORP	MONTHLY FLOATING, 12/15/2029, 98,947	98,942	98,858
COPANO ENERGY LLC	SEMI-ANN, 8.13%, 03/01/2016, 625,000	621,875	621,875
COUNTRYWIDE ALTERNATIVE	MONTHLY FLOATING, 10/20/2035, 759,655	762,454	761,316
COUNTRYWIDE HOME EQUITY	MONTHLY FLOATING, 12/15/2035, 3,412,698	3,413,876	3,417,798
CREDIT SUISSE FB USA INC	SEMI-ANN, 4.88%, 08/15/2010, 467,000	452,920	456,516
CRUM & FORSTER HLDG	SEMI-ANN, 10.38%, 06/15/2013, 690,000	702,075	707,250
CWABS MASTER TRUST	MONTHLY FLOATING, 11/15/2028, 302,522	304,445	303,329
CWHL	MONTHLY FLOATING, 03/25/2035, 1,895,154	1,903,446	1,898,708
CWMBS INC	MONTHLY FLOATING, 03/25/2035, 1,977,181	1,987,627	1,980,270
DAYTON SUPERIOR CORP	SEMI-ANN, 10.75%, 09/15/2008, 709,000	719,635	723,180
DOLLAR FINANCIAL GROUP	SEMI-ANN, 9.75%, 11/15/2011, 633,000	680,475	682,849
DSLA MTG	MONTHLY FLOATING, 03/19/2045, 668,112	668,934	668,738
DUANE REED INC	QUARTERLY FLOATING, 12/15/2010, 210,000	203,700	203,700
EL PASO CORP	SEMI-ANN, 7.38%, 12/15/2012, 80,000	79,400	80,600
ENCORE MED IHC INC	SEMI-ANN, 9.75%, 10/01/2012, 298,000	299,490	325,958
EQCC	MONTHLY FLOATING, 11/25/2031, 56,016	56,051	56,024
EQUIFIRST MORTGAGE LOAN TRUST	MONTHLY FLOATING, 04/25/2035, 429,102	429,111	429,035
FAIRFAX FINANCIAL HLDGS	SEMI-ANN, 7.38%, 04/15/2018, 417,000	341,940	331,515
FAIRFAX FINANCIAL HLDGS	SEMI-ANN, 7.75%, 04/26/2012, 242,000	222,035	210,540
FAIRFAX FINANCIAL HLDGS	SEMI-ANN, 8.25%, 10/01/2015, 30,000	27,000	25,913
FAIRFAX FINANCIAL HLDGS LMTD	SEMI-ANN, 8.30%, 04/15/2026, 40,000	34,500	32,800

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE DEBT INSTRUMENTS (CONTINUED):
FIRST FRANKLIN MTG	MONTHLY FLOATING, 05/25/2035, 40,014	40,011	39,964
FREMONT GENERAL CORP	SEMI-ANN, 7.88%, 03/17/2009, 80,000	80,400	78,400
GCI INC	SEMI-ANN, 7.25%, 02/15/2014, 465,000	448,725	448,144
GEO SUB CP	SEMI-ANN, 11.00%, 05/15/2012, 1,109,000	1,114,545	1,114,000
GEORGIA PACIFIC CORP	SEMI-ANN, 8.88%, 05/15/2031, 467,000	464,665	474,005
GEORGIA PACIFIC GROUP	SEMI-ANN, 7.25%, 06/01/2028, 176,000	155,760	157,080
GEORGIA PACIFIC GROUP	SEMI-ANN, 7.38%, 12/01/2025, 114,000	103,170	103,455
GLOBIX CORP	ANNUAL, 11.00%, 05/01/2008, 18,000	17,460	16,920
GMACM HOME EQUITY	MONTHLY FLOATING, 03/25/2035, 4,430,157	4,435,003	4,432,625
GRAMPIAN FNDG LTD	ZERO COUPON, 11/29/2006, 6,600,000	6,428,895	6,436,725
GREENPOINT HOME EQUITY	MONTHLY FLOATING, 04/15/2029, 394,759	394,968	395,110
GSAMP TRUST	MONTHLY FLOATING, 05/25/2036, 4,674,000	4,674,730	4,674,000
GSAMP TRUST	MONTHLY FLOATING, 03/25/2035, 3,024,583	3,036,325	3,026,946
HILCORP ENERGY FINANCE	SEMI-ANN, 10.50%, 09/01/2010, 314,000	338,335	339,905
HOLLINGER INC	SEMI-ANN FLOATING, 03/01/2011, 437,000	454,480	421,705
HOME EQUITY LOAN TRUST	MONTHLY FLOATING, 09/25/2020, 3,365,866	3,366,172	3,367,970
HOUGHTON MIFFLIN CO	SEMI-ANN, 9.88%, 02/01/2013, 500,000	518,750	531,995
HSBC AUTOMOTIVE TRUST	MONTHLY, 5.28%, 06/17/2007, 3,092,117	3,091,143	3,092,117
ILFC E CAPTIAL TRUST	SEMI-ANN FLOATING, 12/21/2065, 140,000	136,697	140,734
ILFC E CAPTIAL TRUST	SEMI-ANN FLOATING, 12/21/2065, 180,000	179,726	179,624
IMC GLOBAL INC	SEMI-ANN, 10.88%, 08/01/2013, 649,000	722,013	719,306
IMC GLOBAL INC	SEMI-ANN, 11.25%, 06/01/2011, 138,000	145,590	145,763
IMPAC CMB	MONTHLY FLOATING, 09/25/2034, 2,123,956	2,125,630	2,125,615
IMPAC CMB	MONTHLY FLOATING, 12/25/2033, 983,399	983,620	983,246
IMPAC	MONTHLY FLOATING, 07/25/2033, 214,415	214,448	214,415
INDYMAC HOME EQUITY	MONTHLY FLOATING, 03/25/2035, 4,192,807	4,196,900	4,195,755
INDYMAC HOME EQUITY MTG	MONTHLY FLOATING, 04/25/2036, 3,847,224	3,846,897	3,849,629
INTELSTAT	SEMI-ANN FLOATING, 01/15/2012, 509,000	514,713	515,363
ION MEDIA NETWORKS INC	QUARTERLY FLOATING, 01/15/2012, 775,000	782,750	784,688

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE DEBT INSTRUMENTS (CONTINUED):
ION MEDIA NETWORKS INC	QUARTERLY FLOATING, 01/15/2013, 627,000	628,568	633,270
IPAYMENT INC	SEMI-ANN, 9.75%, 05/15/2014, 469,000	466,655	466,655
LABORATORY CORP OF AMERICA HLDGS	ZERO COUPON, 09/11/2021, 619,000	521,508	528,471
LABRANCHE & CO	SEMI-ANN, 11.00%, 05/15/2012, 707,000	774,165	754,723
LABRANCHE & CO	SEMI-ANN, 9.50%, 05/15/2009, 711,000	757,215	735,885
LEHMAN XS TRUST	MONTHLY FLOATING, 02/25/2046, 4,463,634	4,472,478	4,465,726
LINCARE HOLDINGS LNCR	SEMI-ANN, 3.00%, 06/15/2033, 256,000	247,680	250,880
LLOYDS BANK PLC	ZERO COUPON, 10/16/2006, 3,000,000	2,988,188	2,998,684
LOCKHEED MARTIN CORP	SEMI-ANN, 7.65%, 05/01/2016, 7,000	7,878	8,095
LSI LOGIC CORP	SEMI-ANN, 4.000%, 11/01/2006, 1,072,000	1,062,620	1,063,960
LUCENT TECHNOLOGIES	SEMI-ANN, 6.500%, 01/15/2028, 100,000	84,000	83,500
MARINER ENERGY INC	SEMI-ANN, 7.500%, 04/15/2013, 435,000	418,688	415,425
MASTR ABS	MONTHLY FLOATING, 03/25/2035, 738,844	738,899	738,729
MASTR ADJUSTABLE RATE MORTGAGES	MONTHLY FLOATING, 04/25/2046, 4,473,224	4,478,116	4,473,224
MBNA MASTER CREDIT CARD TRUST	MONTHLY FLOATING, 02/15/2009, 1,075,000	1,075,924	1,075,000
MERRILL LYNCH MTG INVESTORS, INC.	MONTHLY, 6.31%, 11/15/2026, 5,572	5,561	5,560
METALS USA INC	SEMI-ANN, 11.13%, 12/01/2015, 323,000	353,685	355,300
MILLENNIUM AMERICA INC	SEMI-ANN, 7.63%, 11/15/2026, 166,000	140,270	142,760
NATEXIS BANQUES POPL	ZERO COUPON, 10/13/2006, 7,000,000	6,939,771	6,997,954
NORFOLF SOUTHERN CORP	SEMI-ANN, 5.26%, 09/17/2014, 1,353,000	1,301,472	1,339,714
NOVA CHEMICALS CORP	SEMI-ANN FLOATING, 11/15/2013, 224,000	222,320	225,120
NOVASTAR MORTGAGE FUNDING TRUST	MONTHLY FLOATING, 09/25/2046, 4,673,914	4,673,914	4,685,599
OMEGA HEALTHCARE INVESTORS	SEMI-ANN, 7.00%, 04/01/2014, 569,000	537,705	549,085
OPTION ONE MORTGAGE	MONTHLY FLOATING, 02/25/2033, 187,219	187,616	187,219
OWENS-ILLINOIS INC	SEMI-ANN, 7.80%, 05/15/2018, 587,000	555,380	554,148
PACIFIC ENERGY PARTNERS	SEMI-ANN, 7.13%, 06/15/2014, 419,000	423,190	431,570
PERPETUAL TRUSTEE CO	QUARTERLY FLOATING, 12/18/2031, 201,660	201,984	201,849
PETROQUEST ENERGY INC	SEMI-ANN, 10.38%, 05/15/2012, 361,000	373,635	376,343
PHOENIX COLOR CORP	SEMI-ANN FLOATING, 02/01/2009, 339,000	318,660	318,660

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE DEBT INSTRUMENTS (CONTINUED):
PLAINS EXPL & PRODTN CO	SEMI-ANN, 8.75%, 07/01/2012, 68,000	71,230	70,861
PMA CAPITAL CORP	SEMI-ANN, 6.50%, 09/30/2022, 192,000	215,040	214,560
PSEG ENERGY HLDGS INC	SEMI-ANN, 8.63%, 02/15/2008, 852,000	873,300	878,625
RENT-WAY INC	SEMI-ANN, 11.88%, 06/15/2010, 319,000	328,171	326,975
RESIDENTIAL ACCREDIT LOANS INC	MONTHLY FLOATING, 05/25/2046, 4,670,052	4,669,322	4,670,052
RESIDENTIAL ASSET MTG PRODS	MONTHLY FLOATING, 02/25/2033, 417,450	418,002	417,450
RESIDENTIAL FUNDING MORTGAGE SEC	MONTHLY FLOATING, 09/25/2035, 3,228,828	3,221,703	3,228,828
REYNOLDS AMERICAN INC	SEMI-ANN, 7.63%, 06/01/2016, 84,000	82,110	84,420
REYNOLDS AMERICAN INC	SEMI-ANN, 7.75%, 06/01/2018, 1,651,000	1,584,960	1,653,759
RIVERSTONE NETWORKS INC	SEMI-ANN, 3.75%, 12/01/2006, 179,000	176,539	177,210
SACO I TRUST	MONTHLY FLOATING, 04/25/2036, 4,012,481	4,012,839	4,013,735
SACO I TRUST	MONTHLY FLOATING, 07/25/2036, 4,674,000	4,674,000	4,674,730
SALOMON BROTHERS MTG SECURITIES	MONTHLY FLOATING, 03/25/2028, 36,764	36,767	36,718
SAMI	MONTHLY 5.40%, 07/25/2036, 4,674,000	4,674,000	4,684,224
SIX FLAGS INC	SEMI-ANN, 8.88%, 02/01/2010, 254,000	253,365	239,750
SIX FLAGS INC	SEMI-ANN, 9.63%, 06/01/2014, 70,000	69,125	66,063
SIX FLAGS INC	SEMI-ANN, 9.75%, 04/15/2013, 186,000	185,768	176,769
SKILLED HEALTHCARE GROUP	SEMI-ANN, 11.00%, 01/15/2014, 466,000	498,620	486,970
SLM STUDENT LOAN TRUST	QUARTERLY FLOATING, 04/25/2018, 4,674,000	4,672,645	4,674,730
SLM STUDENT LOAN TRUST	QUARTERLY FLOATING, 07/25/2017, 4,674,000	4,672,539	4,674,000
SMURFIT CAPITAL FUNDING	SEMI-ANN, 7.50%, 11/20/2025, 413,000	375,830	375,830
SOUTHERN PACIFIC FUNDING CORP	MONTHLY FLOATING, 07/25/2028, 31,598	31,608	31,559
SS&C TECHNOLOGIES INC	SEMI-ANN, 11.75%, 12/01/2013, 785,000	812,475	820,325
STAR GAS PARTNERS	SEMI-ANN, 10.25%, 02/15/2013, 1,017,000	1,050,053	1,017,000
STRUCTURED ASSET SECS CORP	MONTHLY FLOATING, 01/25/2032, 60,374	60,364	60,336
SUN MEDIA CORP	SEMI-ANN, 7.625%, 02/15/2013, 164,000	165,025	167,690
SUNGARD DATA SYSTEMS INC	SEMI-ANN, FLOATING, 08/15/2013, 236,000	249,275	245,323
TEMBEC INDUSTRIES CORP	SEMI-ANN, 8.50%, 02/01/2011, 60,000	31,500	31,500
TEMBEC INDUSTRIES INC	SEMI-ANN, 7.750%, 03/15/2012, 309,000	157,590	157,590

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE DEBT INSTRUMENTS (CONTINUED):
TEMBEC INDUSTRIES INC	SEMI-ANN, 8.63%, 06/30/2009, 284,000	155,490	156,910
TERRA CAPITAL INC	SEMI-ANN, 12.88%, 10/15/2008, 967,000	1,102,380	1,092,709
TFM SA DE	SEMI-ANN, 12.500%, 06/15/2012, 88,000	97,240	96,800
THERMADYNE HLDGS CORP	SEMI-ANN, 9.250%, 02/01/2014, 262,000	238,420	220,080
THORNBURG MORTGAGE SECURITIES	MONTHLY FLOATING, 06/25/2036, 9,348,000	9,348,000	9,349,459
THORNBURG MORTGAGE SECURITIES	MONTHLY FLOATING, 06/25/2036, 3,627,000	3,627,000	3,627,566
TOYS R US INC	SEMI-ANN, 7.63%, 08/01/2011, 926,000	753,090	755,080
TOYS R US INC	SEMI-ANN, 8.750%, 09/01/2021, 1,058,000	976,005	957,490
UNIFI INC	SEMI-ANN, 11.50%, 05/15/2014, 663,000	641,453	641,453
UNITED GLOBAL INC	SEMI-ANN, 1.750%, 04/15/2024, 623,000	743,769	735,153
US STEEL CORP	SEMI-ANN, 10.750% 08/01/2008, 399,000	428,925	424,297
US WEST COMMUNICATIONS	SEMI-ANN, 7.20%, 11/10/2026, 130,000	118,625	119,600
US WEST COMMUNICATIONS	SEMI-ANN, 7.25%, 09/15/2025, 256,000	239,360	241,920
VENOCO INC	SEMI-ANN, 8.75%, 12/15/2011, 427,000	414,190	414,190
VIACOM INC	SEMI-ANN, 5.625%, 08/15/2012, 140,000	136,428	138,510
WACHOVIA BK NATL ASSN MTN VR	QUATERLY FLOATING, 06/27/2008, 7,000,000	6,998,662	6,998,662
WAMU MORTGAGE	MONTHLY FLOATING, 12/25/2045, 4,352,493	4,367,237	4,364,053
WAMU MORTGAGE	MONTHLY FLOATING, 12/25/2045, 719,961	722,324	721,873
WAMU MORTGAGE	MONTHLY FLOATING, 07/25/2045, 2,102,136	2,104,289	2,107,719
WAMU MORTGAGE TRUST	MONTHLY FLOATING, 08/25/2045, 3,717,765	3,739,832	3,733,448
WAMU	MONTHLY FLOATING, 07/25/2045, 584,571	585,442	586,032
WELLS FARGO CO	SEMI-ANN, 4.20%, 01/15/2010, 980,000	936,650	948,297
WESTERN RESOURCES	SEMI-ANN, 7.13%, 08/01/2009, 28,000	28,813	28,599
WFS FINANCIAL	MONTHLY, 4.11%, 06/17/2008, 1,455,174	1,452,956	1,455,174
WFS FINANCIAL	MONTHLY, 2.85%, 09/22/2008, 331,437	329,303	331,437
WORLD OMNI AUTO	MONTHLY, 4.85%, 03/15/2007, 1,100,000	1,100,000	1,100,000
XTO ENERGY INC	SEMI-ANN, 6.25%, 04/15/2013, 858,000	859,875	879,155
ZIFF DAVIS MEDIA INC	QUARTERLY FLOATING, 05/01/2012, 369,000	347,783	348,705

TOTAL CORPORATE DEBT INSTRUMENTS		204,237,488	204,364,767

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE STOCK — PREFERRED:
LORAL SKYNET CORPORATION	138 SHARES	27,324	27,323
SOVEREIGN REAL ESTATE INVT TR	865 SHARES	1,167,750	1,180,726
TELECOM ITALIA SPA	.210 SHARES	1	—
VODAFONE GROUP	2,235,400 SHARES	—	635,550
3I GROUP	67,800 SHARES	169,208	159,052

TOTAL CORPORATE STOCK — PREFERRED		1,364,283	2,002,651

CORPORATE STOCK — COMMON:
ABC LEARNING CENTRES	18,800 SHARES	100,140	107,584
ACCENTURE LTD	488,972 SHARES	14,116,622	14,582,973
ACE LTD	36,774 SHARES	1,965,203	1,991,457
ACOM CO	19,553 SHARES	884,395	749,477
ADECCO SA	75,412 SHAREES	4,450,847	4,586,467
ADELAIDE BANK	31,800 SHARES	313,204	318,113
ADMINISTAFF INC	1,600 SHARES	54,787	67,833
ADVANCED DIGITAL INFORMATION CORP	92,000 SHARES	893,784	1,091,094
AEA TECHNOLOGY	90,228 SHARES	171,344	175,255
AEM SPA	771,100 SHARES	1,871,107	2,326,856
AGIE CHARMILLES HLDG	4,000 SHARES	448,651	485,957
AIR PRODUCTS & CHEMICALS INC	52,150 SHARES	3,086,759	3,098,585
ALK — ABELLO	4,000 SHARES	872,172	872,135
ALLEGIANT TRAVEL	500 SHARES	9,000	12,311
ALLIANCE BOOTS PLC	165,168 SHARES	2,305,695	2,502,170
ALLREAL HLDG	7,000 SHARES	726,560	701,252
ALTADIS SA	110,229 SHARES	5,220,071	5,288,511
AMB GENERALI HLDG	8,100 SHARES	1,152,475	1,109,025
AMBAC FINANCIAL GROUP INC	167,989 SHARES	12,945,232	13,266,621
AMERICAN RAILCAR INDUSTRIES	900 SHARES	18,900	20,552
AMERICAN STANDARD COMPANIES INC	16,181 SHARES	646,431	638,729

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE STOCK — COMMON (CONTINUED):
AMSTERDAM COMMODITIES	8,475 SHARES	38,484	40,338
AMVESCAP	106,000 SHARES	975,660	1,187,145
ANGANG STEEL CO LTD	132,000 SHARES	112,861	108,345
ANSYS INC	79,700 SHARES	3,097,434	4,205,501
APACHE CORP	6,000 SHARES	411,120	423,696
ARAMARK CORP	198,482 SHARES	5,513,830	5,344,508
ARC ENERGY	162,748 SHARES	186,277	172,279
ARKEMA	1,055 SHARES	39,510	41,450
ARKEMA	6,817 SHARES	265,944	257,821
ARTS OPTICAL INTERNATIONAL HLDGS	56,000 SHARES	16,905	16,835
ASKA PHARMACEUTICAL CO LTD	2,000 SHARES	16,887	17,632
ASTELLAS PHARMA INC	136,400 SHARES	5,011,416	4,811,515
ASTRON	8,267 SHARES	18,957	16,121
ATI TECHNOLOGIES INC	19,900 SHARES	301,242	424,537
ATLAS COPCO	84,800 SHARES	2,376,428	2,070,958
AUSTAL LIMITED	146,600 SHARES	340,199	365,805
AUTOSTRADA TORINO-MILANO-SPA	33,300 SHARES	692,836	676,603
AXA	195,507 SHARES	—	4
AXIS CAPITAL HLDGS	50,117 SHARES	1,567,660	1,579,736
BABCOCK INTERNATIONAL GROUP	138,000 SHARES	842,059	1,071,692
BACOU-DALLOZ	700 SHARES	84,062	84,441
BAIL-INVESTISSEMENT FONCIERE	10,800 SHARES	713,667	707,052
BANCHE POPOLARI UNITE	84,006 SHARES	2,202,853	2,278,003
BANCO BILBAO VIZCAYA ARGENTARIA	298,702 SHARES	6,141,558	6,368,167
BANCO COMERCIAL PORTUGUES	432,000 SHARES	1,243,505	1,364,664
BANCO POPULAR ESPANOL	231,840 SHARES	3,453,573	3,487,748
BANK OF IRELAND (GOVERNOR & CO OF)	214,397 SHARES	3,824,259	3,795,323
BANK OF YOKOHAMA	497,000 SHARES	3,847,658	3,827,824
BANKINTER	14,200 SHARES	981,946	1,034,429

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE STOCK — COMMON (CONTINUED):
BARE ESCENTUALS INC	1,100 SHARES	24,200	30,396
BASF	44,057 SHARES	3,536,638	3,523,395
BAXTER INTL INC	245,946 SHARES	9,259,867	9,496,696
BELLSOUTH CORP	36,108 SHARES	978,527	982,999
BEMAX RES LTD	270,364 SHARES	55,600	56,227
BENI STABILI SPA	619,213 SHARES	—	5,912
BG GROUP	578,802 SHARES	7,714,704	7,814,070
BK OF NEW YORK	11,400 SHARES	363,090	366,454
BLACK & DECKER CORP	95,508 SHARES	8,305,376	8,453,141
BORAL LTD	45,100 SHARES	272,308	250,445
BRAZIN	49,121 SHARES	54,173	65,378
BUILDINGS MATLS HLDG CORP	1,100 SHARES	75,031	79,280
BUZZI UNICEM SPA	47,200 SHARES	1,095,181	1,114,834
CABLEVISION SYSTEMS CORP	158,100 SHARES	3,733,402	4,217,953
CALTAGIRONE SPA	900 SHARES	10,084	8,747
CALTEX AUSTRALIA	118,000 SHARES	2,129,220	2,009,562
CANON APTEX	16,600 SHARES	286,701	303,081
CAPITAL ONE FINANCIAL CORP	2,325 SHARES	3,719,676	3,834,319
CAPITALIA SPA	547,900 SHARES	4,564,939	4,975,239
CAREER EDUCATION CORP	161,175 SHARES	5,434,821	5,273,700
CARGOTEC CORPORATION	21,900 SHARES	985,688	901,471
CARNIVAL CORP	57,870 SHARES	3,094,309	3,140,565
CATHAY PACIFIC AIRWAYS	229,000 SHARES	397,968	402,552
CENDANT CORP	295,001 SHARES	5,088,767	5,065,181
CENTRICA	879,113 SHARES	4,638,078	4,593,793
CEREBOS PACIFIC	47,000 SHARES	84,740	92,368
CHAODA MORDERN AGRICULTURE HLDGS	288,000 SHARES	175,793	153,938
CHEN HSONG HLDGS	120,000 SHARES	65,421	63,967
CHERRYFORETAGEN	1,292 SHARES	1,009	2,155

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE STOCK — COMMON (CONTINUED):
CHINA TRAVEL INTL INVESTMENT	24,000 SHARES	5,490	5,400
CHONG HING BANK LTD	4,000 SHARES	8,698	8,709
CHOW SANG SANG HLDGS INTL	128,000 SHARES	48,736	64,069
CHUAN HUP HLDGS	25,000 SHARES	4,939	5,099
CHUDENKO CORP	21,200 SHARES	345,705	319,130
CHUM	8,300 SHARES	217,332	348,722
CIA DE DISTRIBUCION INTEGRAL LOGIST	13,200 SHARES	771,902	762,575
CITY PACIFIC	25,200 SHARES	83,958	86,640
CLARCOR INC	2,100 SHARES	58,039	63,386
CLAYMONT STEEL HOLDINGS INC	34,800 SHARES	591,600	652,146
CLINTON CARDS	36,741 SHARES	38,698	44,693
CLOROX CO	141,463 SHARES	8,047,830	8,175,082
CLOSE BROS GROUP	46,200 SHARES	854,640	885,327
CNPC (HONG KONG)	390,000 SHARES	218,832	216,616
CODAN	6,000 SHARES	433,969	467,587
COL CAPITAL	84,000 SHARES	33,215	40,876
COLGATE — PALMOLIVE CO	13,764 SHARES	754,955	755,373
COMCAST CORP	27,300 SHARES	701,646	915,978
COMFORTDELGRO CORP	115,000 SHARES	107,458	112,893
COMMONWEALTH TELEPHONE ENTERPRISES	16,600 SHARES	741,882	679,774
COMPAGNIE DE ST-GOBAIN	110,215 SHARES	7,877,835	7,888,764
COMPAGNIE FINANCIERE RICHEMONT	67,200 SHARES	3,062,188	2,982,739
COMPANHIA VALE DO RIO DOCE	216,688 SHARES	5,209,180	5,073,572
COMPLETE PRODUCTION SERVICES INC	9,000 SHARES	216,000	237,136
CONOCOPHILLIPS	22,491 SHARES	1,308,526	1,356,825
CONTINENTAL	71,400 SHARES	7,275,083	7,907,207
CORPORATE EXPRESS AUSTRALIA	47,900 SHARES	216,987	181,867
CORUS GROUP	167,000 SHARES	1,412,185	1,509,873
COSMO OIL CO	77,000 SHARES	358,913	311,267

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE STOCK — COMMON (CONTINUED):
CREDIT SAISON CO	88,000 SHARES	4,172,331	3,605,126
CREITO ARTIGIANO	11,398 SHARES	46,522	53,961
CREDITO VALTELLINESE	3,729 SHARES	52,344	53,828
CROSS-HERBOUR (HLDGS)	44,000 SHARES	33,651	32,489
CSL	33,200 SHARES	1,349,651	1,201,245
CWT LTD	50,000 SHARES	20,000	18,891
DAI-DAN CO	3,000 SHARES	19,341	16,265
DAIKIN INDUSTRIES	123,000 SHARES	4,271,618	4,031,186
DAISAN BANK	15,000 SHARES	51,774	48,712
DAIWA SECURITIES GROUP INC	284,000 SHARES	3,480,781	3,332,066
DANISCO A/S	1,541 SHARES	116,465	122,345
DANTHERM	100 SHARES	1,631	1,693
DAVIDE CAMPARI	50,456 SHARES	466,719	462,436
DBV-WINTERTHUR HLDG	10,600 SHARES	726,740	848,617
DCC	20,817 SHARES	517,340	535,186
DENWAY MOTORS	740,000 SHARES	254,602	293,529
DEUTSCHE LUFTHANSA	80,000 SHARES	1,489,259	1,716,403
DEUTSCHE TELEKOM	91,200 SHARES	1,487,558	1,339,859
DEXIA	194,443 SHARES	4,674,170	4,662,356
DICOM GROUP	2,063 SHARES	9,587	9,529
DOUBLE-TAKE SOFTWARE INC	38,700 SHARES	425,700	463,443
DUN & BRADSTREET CORP (DELAWARE)	68,332 SHARES	4,575,511	4,665,814
DYCKERHOFF AG	1,150 SHARES	55,936	53,908
EAST JAPAN RAILWAY CO	188 SHARES	1,383,813	1,307,607
EASYJET ORD	132,000 SHARES	938,949	1,579,390
EHEALTH INC	400 SHARES	5,600	9,341
EMBARQ CORPORATION	2,950 SHARES	124,092	120,795
EMC CORP MASSACHUSETTS	41,600 SHARES	566,592	566,604
EMERSON ELECTRIC CO	19,607 SHARES	1,464,643	1,464,676

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE STOCK — COMMON (CONTINUED):
ENERGIEKONTOR	2,500 SHARES	13,448	7,106
EQUIFAX INC	167,294 SHARES	6,360,518	6,370,946
ERG SPA	13,437 SHARES	289,532	270,832
ESPRIT HLDGS	611,500 SHARES	4,991,515	4,991,898
EXLSERVICE HLDGS INC	100 SHARES	1,350	1,716
FADESA INMOBILIARIA SA	739 SHARES	23,656	33,383
FAIRFAX MEDIA LTD	6,600 SHARES	20,094	19,738
FANUC CO	39,900 SHARES	3,588,086	3,344,901
FINUCHEM	7,000 SHARES	157,727	161,361
FIRSTENERGY CORP	23,700 SHARES	1,165,642	1,240,287
FISERV INC	14,100 SHARES	610,107	614,621
FISHER & PAYKEL HEALTHCARE CORP	45,300 SHARES	120,037	120,118
FISHER SCIENTIFIC INTERNATIONAL	133,163 SHARES	8,237,463	8,332,099
FLETCHER BUILDING	274,000 SHARES	1,557,462	1,674,655
FLIGHT CENTRE	20,200 SHARES	178,025	186,161
FLORIDIENNE	1 SHARE	97	104
FOMENTO DE CONSTRUCCIONES	19,600 SHARES	1,519,555	1,477,655
FOMENTO ECONOMICO MEXCANO	30,374 SHARES	2,542,911	2,622,028
FOREST LABORATORIES INC	160,400 SHARES	6,604,585	7,300,539
FORTIS UNIT	120,657 SHARES	4,114,622	4,227,093
FORTUNE BRANDS INC	15,862 SHARES	1,237,553	1,233,304
FRANKLIN RESOURCES INC	108,063 SHARES	10,159,003	10,331,581
FRONTIER OIL CORP	27,800 SHARES	741,295	980,733
FUNTASTIC LTD	97,000 SHARES	120,877	120,732
GALLAHER GROUP	560 SHARES	9,342	9,478
GIMV	3,434 SHARES	201,179	209,215
GLORY	21,500 SHARES	398,289	401,187
GOLDMAN SACHS GROUP INC	5,523 SHARES	705,342	703,327
GRAINCORP	17,800 SHARES	105,378	101,923

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE STOCK — COMMON (CONTINUED):
GROUP 4 SECURICOR	159,000 SHARES	519,839	556,791
GUANGDONG INVESTMENT	254,000 SHARES	99,552	98,804
GUNMA BANK	57,000 SHARES	420,664	417,570
GUOCOLAND	59,000 SHARES	89,276	95,088
GWA INTERNATIONAL	9,400 SHARES	21,771	21,852
H.K.AIRCRAFT ENGINEERING CO	4,400 SHARES	57,613	54,196
HAKUDO	5,900 SHARES	136,875	118,927
HAMPSON INDUSTRIES	3,760 SHARES	9,565	11,721
HANKYU DEPARTMENT STORES INC	56,000 SHARES	433,369	463,763
HARTE-HANKS INC	162,705 SHARES	4,293,785	4,333,276
HASEKO CORP	153,500 SHARES	544,786	519,149
HEALTH MANAGEMENT ASSOCIATES INC	30,333 SHARES	666,113	664,900
HERA SPA	30,000 SHARES	101,139	106,536
HESS CORP	8,600 SHARES	1,149,371	1,203,005
HEWLETT PACKARD CO	30,700 SHARES	880,286	1,002,554
HIGH CO	998 SHARES	15,211	14,811
HIROSE ELECTRIC CO	16,200 SHARES	1,969,820	1,983,194
HOLCIM CHF2	75,543 SHARES	5,778,269	5,719,161
HONGKONG CHINESE	18,000 SHARES	2,473	2,455
HOSIDEN CORP	33,700 SHARES	341,700	336,565
HOYA CORP	156,600 SHARES	5,575,489	5,483,551
HUABAO INTERNATIONAL HLDGS	162,000 SHARES	69,207	74,370
HUADIAN POWER INTERNATIONAL CORP	114,000 SHARES	31,726	29,880
HUGOTON RTY TR	8,405 SHARES	237,650	219,108
HUNTING	9,330 SHARES	67,645	78,114
HUNTSWORTH	234,000 SHARES	391,760	398,166
HUTCHISON TELECOMMUNICATIONS INTERN	4,000 SHARES	6,200	6,376
IFX GROUP PLC	39,000 SHARES	113,528	139,081
IMERYS	50,957 SHARES	4,072,286	4,008,779

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE STOCK — COMMON (CONTINUED):
IMMSI SPA	93,830 SHARES	259,938	250,499
IMMSI SPA	17,602 SHARES	—	2,789
IMS HEALTH INC	276,581 SHARES	6,892,399	6,989,508
INCITEC PIVOT	381 SHARES	7,361	8,730
INGERSOLL-RAND CO	600 SHARES	24,222	24,113
INTEC HOLDINGS LTD	18,000 SHARES	227,156	229,024
INTERPUBLIC GROUP COMPANIES INC	513,316 SHARES	4,953,499	5,124,579
INVACARE CORP	1,600 SHARES	64,969	49,979
ISILON SYSTEMS INC	400 SHARES	5,200	9,183
JAMES HARDIE INDUSTRIES	44,300 SHARES	249,355	248,147
JANUS CAPITAL GROUP INC	490,873 SHARES	9,144,964	9,482,658
JAPAN PETROLEUM EXPLORATION CO	6,700 SHARES	430,158	397,825
JINGWEI TEXTILE MACHINERY CO	2,000 SHARES	510	499
JOHNSON CONTROLS INC	170,473 SHARES	12,429,186	12,722,506
JOLLY HOTELS	506 SHARES	9,130	12,731
JUBILEE MINES	1,710 SHARES	12,428	12,440
JUNIPER NETWORKS	19,733 SHARES	440,046	418,702
JUPITERMEDIA CORP	52,700 SHARES	836,034	341,038
KAMIGUMI CO	51,000 SHARES	386,951	388,035
KAWASAKI KISEN KAISHA	68,000 SHARES	397,447	414,618
KBW INC	200 SHARES	4,200	5,287
KELDA GROUP	91,500 SHARES	1,438,723	1,497,661
KEPPEL LAND	93,000 SHARES	238,532	278,102
KINGBOARD COPPER FOIL HLDGS	169,000 SHARES	30,320	31,641
KINKI NIPPON TOURIST CO	48,000 SHARES	187,396	184,019
KINNEVIK INV	82,000 SHARES	891,396	980,401
KINTETSU WORLD EXPRESS	300 SHARES	7,077	6,809
KIRIN BREWERY CO	202,200 SHARES	3,192,548	2,735,199
KOBAYASHI PHARMACEUTICALS	40,600 SHARES	1,670,160	1,438,222

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE STOCK — COMMON (CONTINUED):
KURIMOTO	41,000 SHARES	117,191	112,259
K1 VENTURES	597,000 SHARES	135,839	150,318
LAFARGE	53,799 SHARES	6,751,789	6,584,052
LAND SECURITIES GROUP	50,400 SHARES	1,858,099	1,988,690
LATECOERE	4,153 SHARES	128,677	130,234
LAVENDON GROUP	48,000 SHARES	256,307	255,146
LEIGHTON HLDGS LTD	20,400 SHARES	271,113	285,939
LILLY(ELI) & CO	13,500 SHARES	763,965	769,355
LOCKHEED MARTIN CORP	12,700 SHARES	803,086	968,638
LOEWS CORP CAROLINA GROUP	19,300 SHARES	849,007	876,345
LONMIN	25,200 SHARES	1,329,669	1,229,768
LOOPNET INC	21,600 SHARES	259,200	374,533
LORAL SPACE & COMMUNICATIONS LTD	1,395 SHARES	39,186	40,342
LOWE’S COS INC	4,000 SHARES	266,640	265,609
LUNDERGFORETAGEN	177 SHARES	9,516	9,264
LUPUS CAPITAL	462,000 SHARES	111,359	119,811
MAGELLAN HEALTH SERVICES INC	14,800 SHARES	472,421	566,211
MARATHON OIL CORP	5,962 SHARES	363,503	385,866
MATTEL INC	318,558 SHARES	5,039,588	4,956,848
MAX CO	23,000 SHARES	320,635	321,290
MBIA INC	188,272 SHARES	11,326,444	11,539,722
MCAFEE INC	13,400 SHARES	363,542	362,705
MCCLATCHY CO	75,442 SHARES	4,458,622	4,442,420
MCDONALD’S CORP	24,000 SHARES	809,280	804,196
MCGUIGAN SIMEON WINES LTD	39,716 SHARES	80,480	85,516
MEDICLIN	11,201 SHARES	57,204	59,892
MERCK SERONO	1,830 SHARES	1,264,686	1,575,483
METLIFE INC	5,880 SHARES	288,120	294,294
METRO HLDGS	81,000 SHARES	40,984	39,017

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE STOCK — COMMON (CONTINUED):
MGI COUTIER	485 SHARES	14,859	14,623
MICHAELS STORES INC	146,600 SHARES	4,976,979	6,450,400
MINEBEA CO	47,000 SHARES	258,679	296,944
MITSUBISHI UFJ FINANCIAL GROUP	700 SHARES	9,797,489	9,418,175
MITSUI FUDOSAN	221,800 SHARES	4,821,528	4,667,620
MOBILEONE	86,000 SHARES	109,870	107,145
MOHAWK INDUSTRIES	81,555 SHARES	7,093,654	7,271,839
MONDO TV	1,473 SHARES	50,239	44,774
MORRISON(WM.) SUPERMARKETS	1,619,653 SHARES	5,826,521	5,998,386
MR BRICOLAGE	2,000 SHARES	38,415	43,056
NABORS INDUSTRIES	18,103 SHARES	1,371,302	1,413,680
NAGOYA RAILROAD CO	103,000 SHARES	338,817	337,289
NATIONAL MEDICAL HEALTH	23,500 SHARES	728,819	396,508
NATIONALE A PORTEFEUILLE	2,660 SHARES	933,075	922,884
NATL EXPRESS GRP	58,800 SHARES	964,288	906,304
NEC MOBILING	6,600 SHARES	119,678	121,725
NEPTUNE ORIENT LINES	62,000 SHARES	74,951	76,717
NESTLE	25,979 SHARES	8,143,621	8,070,318
NEW WORLD CHINA	388,000 SHARES	159,437	163,677
NEW YORK & CO INC	17,900 SHARES	312,352	253,431
NEWS CORP	154,300 SHARES	2,399,365	2,371,549
NIDEC CORP	90,800 SHARES	6,338,204	6,214,714
NIGHTHAWK RADIOLOGY HOLDINGS	900 SHARES	14,400	18,076
NIKKO CORDIAL CORP	282,500 SHARES	3,617,898	3,523,148
NINTENDO CO LTD	17,200 SHARES	2,888,860	3,024,752
NIPPON DENWA SHISETSU CO	4,000 SHARES	15,161	13,660
NISSHIN SEIFUN GROUP INC	149,000 SHARES	1,633,478	1,603,817
NISSIN ELECTRIC CO	54,000 SHARES	250,244	210,373
NITTO DENKO CORP	72,400 SHARES	5,161,702	4,714,435

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE STOCK — COMMON (CONTINUED):
NOBLE ENERGY INC	31,581 SHARES	1,272,714	1,302,935
NOKIA OYJ	343,695 SHARES	7,013,915	6,838,200
NOMURA HOLDINGS	206,000 SHARES	3,862,287	3,650,193
NORBORD INC	700 SHARES	5,478	5,261
NORSK HYDRO ASA	99,200 SHARES	2,739,321	2,887,880
NORTH FORK BANCORP INC	136,800 SHARES	3,719,676	3,672,396
NORTHERN TRUST CORP	251,498 SHARES	13,032,626	13,144,436
NUPLEX INDUSTRIES	33,000 SHARES	132,812	145,453
OAMPS	57,500 SHARES	146,952	193,849
OHB TELEDATA AG	11,000 SHARES	135,363	117,039
OMNICARE INC	133,292 SHARES	7,626,968	7,750,850
OMNICOM GROUP INC	77,953 SHARES	6,636,139	6,712,829
OPAP SA	14,342 SHARES	487,160	530,105
ORACLE CORP	127,684 SHARES	1,559,022	1,598,504
PACIFIC CENTURY	248,000 SHARES	70,255	68,262
PACIFICA GROUP	75,200 SHARES	126,494	87,332
PAN UNITED CORP	28,000 SHARES	10,601	10,947
PAN-OCEAN ENERGY	100 SHARES	4,741	5,191
PEACE MARK(HLDGS)	120,000 SHARES	62,354	67,235
PERLOS OYJ	300 SHARES	2,836	1,556
PESCANOVA	554 SHARES	17,370	18,169
PETROFAC	136,000 SHARES	736,366	778,676
PETROLEO BRASILEIRO	10,132 SHARES	902,599	900,928
PICO FAR EAST HLDGS	312,000 SHARES	67,563	57,664
PITNEY BOWES INC	286,303 SHARES	12,096,302	12,339,718
POLYTEC ASSET HLDGS	350,000 SHARES	94,373	105,336
POPULAR HLDGS	217,000 SHARES	54,470	51,076
POPULAR INC	234,499 SHARES	4,959,654	4,920,669
POWERWAVE TECHNOLOGIES INC	125,700 SHARES	1,322,334	820,029

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE STOCK — COMMON (CONTINUED):
PREMIER INVESTMENTS	10,000 SHARES	36,455	43,023
PRICE T. ROWE ASSOC INC	115,130 SHARES	8,292,814	8,462,383
PROCTER & GAMBLE CO	22,500 SHARES	1,302,300	1,309,671
PROMISE CO	32,520 SHARES	1,479,258	1,159,614
QUALITY HEALTHCARE	188,000 SHARES	99,542	79,592
RAFFLES EDUCATION CORP	111,000 SHARES	131,145	121,212
RAFFLES MEDICAL GROUP	37,000 SHARES	19,335	21,345
RANDGOLD RESOURCES	10,946 SHARES	180,724	181,313
RAYMARINE	58,109 SHARES	442,950	454,049
RCR TOMLINSON	3,100 SHARES	4,987	5,064
REECE AUSTRALIA	360 SHARES	4,169	4,083
REED ELSEVIER	313,372 SHARES	4,712,180	4,674,243
REMOTE DYNAMICS INC	541 SHARES	76	57
RENOLD	23,000 SHARES	29,666	33,174
RESOLUTION PLC	83,200 SHARES	—	146,696
RESOLUTION PLC	93,600 SHARES	1,162,742	1,203,141
REYNOLDS AMERICAN INC	5,800 SHARES	552,914	557,504
RICOH LEASING CO	12,200 SHARES	358,472	333,717
RINKER GROUP	255,000 SHARES	3,065,411	2,863,496
RIVERSDALE MINING	4,706 SHARES	5,391	6,004
ROGERS COMMUNICATIONS INC	40,488 SHARES	2,054,939	2,324,707
RYOBI	61,000 SHARES	408,892	464,084
RYOYO ELECTRO CORP	16,200 SHARES	208,193	216,369
SAIC INC COM	7,800 SHARES	117,000	136,911
SALMAT LTD	3,500 SHARES	7,245	7,152
SAMSUNG ELECTRONICS CO	13,284 SHARES	4,174,497	4,198,408
SAP	18,203 SHARES	3,840,443	3,774,453
SAURER	5,147 SHARES	387,044	574,450
SC GLOBAL DEVELOPMENTS	22,000 SHARES	26,749	30,494

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE STOCK — COMMON (CONTINUED):
SCHRODERS	205,754 SHARES	3,843,593	3,761,593
SCHWAB (CHARLES) CORP	57,000 SHARES	838,417	998,448
SCOTTISH & NEWCASTLE	108,000 SHARES	1,045,308	1,142,080
SECOM CO	67,500 SHARES	3,194,463	3,149,526
SEQUANA CAPITAL	14,974 SHARES	365,238	377,670
SERVICEMASTER CO	263,658 SHARES	3,150,713	3,227,633
SEVEN & I HOLDINGS CO LTD	152,100 SHARES	5,016,113	4,984,906
SEVERN TRENT	79,156 SHARES	1,722,079	1,902,804
SHARP CORP	137,000 SHARES	2,166,785	2,117,399
SHENZHEN EXPRESSWAY	134,000 SHARES	65,565	66,370
SHIKOKU COCA COLA BOTTLING CO	1,500 SHARES	17,434	17,930
SHIN-ETSU CHEMICAL CO	78,900 SHARES	4,293,032	4,280,276
SIA ENGINEERING CO	33,000 SHARES	74,671	74,760
SINGAPORE LAND	6,000 SHARES	22,460	24,063
SINGAPORE SHIPPING	344,000 SHARES	116,942	84,624
SKF	60,000 SHARES	946,099	1,023,169
SMC CORP	25,500 SHARES	3,611,468	3,569,463
SMITH & NEPHEW	465,249 SHARES	3,584,002	3,523,347
SOCIETE GENERALE	63,200 SHARES	—	86,809
STANDARD CHARTERED	210,975 SHARES	5,150,776	5,184,323
STB LEASING CO	10,400 SHARES	165,744	136,554
STEF-TFE	2,400 SHARES	131,939	121,397
STMICROELECTRONICS	38,000 SHARES	616,054	696,169
STRABAG AG	500 SHARES	53,926	74,610
SUMITOMO CORP	524,000 SHARES	6,916,993	6,774,497
SUMITOMO ELECTRIC	186,000 SHARES	2,667,145	2,475,456
SUMITOMO HEAVY INDUSTRIES	64,000 SHARES	576,447	546,944
SUMITOMO MITSUI FINANCIAL GROUP INC	128 SHARES	1,374,268	1,295,682
SUNTELEPHONE CO	3,000 SHARES	24,858	22,559

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE STOCK — COMMON (CONTINUED):
SYDBANK	25,800 SHARES	853,489	1,038,806
SYMBION HEALTH LIMITED	183,000 SHARES	417,114	464,001
SYMPHONY HLDGS	400,000 SHARES	53,989	52,598
TABCORP HLDGS	39,000 SHARES	446,198	453,519
TAI SANG LAND DEVELOPMENT CO	22,000 SHARES	8,336	8,607
TAIKISHA	14,600 SHARES	180,423	174,765
TAKEUCHI MFG CO	4,000 SHARES	179,945	181,209
TD BANKNORTH INC	213,756 SHARES	6,209,612	6,274,451
TELEVISION BROADCASTS	21,000 SHARES	116,255	116,124
TEN NETWORK HLDGS	110,200 SHARES	233,125	236,676
TENCENT HLDGS LIMITED	9,000 SHARES	17,024	17,134
TENON LTD	3,387 SHARES	7,195	6,777
TEXAS INSTRUMENTS INC	21,100 SHARES	678,495	659,656
TGS NOPEC GEOPHYSICAL CO	44,000 SHARES	801,949	743,841
TIMBERCORP	175,233 SHARES	432,692	381,375
TOHO TITANIUM CO	9,300 SHARES	514,987	554,751
TOM ONLINE INC	166,000 SHARES	39,906	26,543
TOURISM HLDGS	4,200 SHARES	4,924	5,051
TOYO SUISAN KAISHA	106,000 SHARES	1,672,720	1,550,737
TOYO TIRE & RUBBER CO	6,000 SHARES	24,620	26,933
TRINITY GROUP	18,000 SHARES	17,789	18,308
TROY RESOURCES NL	5,100 SHARES	9,531	10,535
TSUKISHIMA KIKAI CO	22,000 SHARES	278,332	256,155
UBS	42,560 SHARES	2,317,349	2,574,557
UBS	152,694 SHARES	8,351,427	8,402,220
UFJ CENT LEASING	7,100 SHARES	370,081	324,979
UK COAL	110,628 SHARES	340,059	408,812
UNICREDITO ITALIANO	739,659 SHARES	5,788,117	5,700,712
UNION FENOSA	39,500 SHARES	1,544,650	1,557,261

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
CORPORATE STOCK — COMMON (CONTINUED):
UNITED BUSINESS MEDIA	188,400 SHARES	2,221,778	2,561,363
UNITED OVERSEAS BANK	286,706 SHARES	2,864,113	3,373,780
UNITED PARCEL SERVICE INC	22,927 SHARES	1,722,963	1,717,216
UNITED TECHNOLOGIES CORP	45,200 SHARES	2,527,131	2,536,546
UPM-KYMMENE OYJ	60,200 SHARES	1,281,673	1,511,592
VALARTIS GROUP	6,000 SHARES	453,668	400,970
VBH HLDGS	2,163 SHARES	10,045	10,503
VERITAS DGC INC	18,200 SHARES	827,340	1,209,714
VIRGIN BLUE HLDGS LTD	74,800 SHARES	89,159	95,570
VISICU INC	600 SHARES	9,600	13,515
VODAFONE GROUP	2,975,007 SHARES	6,341,567	6,586,065
VOSTOK NAFIA INVESTMENT	6,757 SHARES	412,602	441,963
WACHOVIA CORP	30,000 SHARES	1,585,800	1,610,563
WELLCARE HEALTH PLANS INC	19,100 SHARES	777,122	985,440
WELLPOINT INC	34,688 SHARES	2,767,755	2,735,771
WESTWOOD ONE INC	32,351 SHARES	527,321	529,819
WINDSTREAM CORP	14,371 SHARES	156,000	186,105
WINSOR INDUSTRIAL CORP	5,000 SHARES	2,049	3,417
WOLTERS KLUWERS	175,068 SHARES	4,134,547	4,070,236
WPP GROUP	388,038 SHARES	4,697,335	4,810,942
XSTRATA PLC	97,332 SHARES	—	801,890
YUSEN AIR & SEA SERVICES	10,100 SHARES	244,695	246,642
ZEHNDER GROUP	340 SHARES	535,466	575,685
ZIMMER HOLDINGS INC	651 SHARES	43,903	44,163
3I GROUP	57,369 SHARES	968,823	1,024,103

TOTAL CORPORATE STOCK — COMMON		692,969,419	703,747,616

PARTNERSHIP/JOINT VENTURE INTERESTS:
STAR GAS PARTNERS	83,983 SHARES	225,074	201,595

TOTAL PARTNERSHIP/JOINT VENTURE INTERESTS:		225,074	201,595

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
RIGHTS, WARRANTS AND SUBSCRIPTIONS:
S&P 500 EMNI	EXPIRES 06/16/2006, Size 50, 12	—	11,227

TOTAL RIGHTS, WARRANTS AND SUBSCRIPTIONS		—	11,227

PURCHASED OPTIONS:
P/CALL EURO DOLLAR	CALL SOCIETY 4098846, EX. 12/18/2006, 705	1,078,648	—
P/CALL USA TREASURY BONDS	CALL SOCIETY 4098846, EX. 11/21/2006, 73	73,365	—
P/CALL USA TREASURY BONDS	CALL SOCIETY 4098846, EX. 11/21/2006, 28	41,703	—
P/CALL USA TREASURY BONDS	CALL SOCIETY 4098846, EX. 11/21/2006, 83	46,743	12,828
P/CALL USA TREASURY NOTES	CALL SOCIETY 4098846, EX. 11/21/2006, 258	908,323	—
P/CALL USA TREASURY NOTES	CALL SOCIETY 4098846, EX. 11/21/2006, 71	192,277	—
P/CALL USA TREASURY NOTES	CALL SOCIETY 40988D6, EX. 11/21/2006, 29	14,192	—
P/PUT USA TREASURY NOTES	PUT SOCIETY 40988D6, EX. 02/23/2007, 16	13,580	9,920

TOTAL PURCHASED OPTIONS		2,368,831	22,748

OTHER SECURITIES:
CDS.DJ.CDX.NA.IG.6 REC	1,600,000	1,600,000	1,600,000
CDS.DJ.CDX.NA.IG.6 REC	1,300,000	1,300,000	1,300,000
CDS.DJ.CDX.NA.IG.6 REC	3,900,000	3,900,000	3,900,000
CDS-CDX.NA.HY	500,000	499,271	513,333
CDS-DJ.CDX.NA.IG.HVOL.6	4,000,000	4,000,000	4,000,000

TOTAL OTHER SECURITIES		11,299,271	11,313,333

FUTURES CONTRACTS:
DEC 06 EURODOLLAR-CME FUTURE LONG	EXPIRES 12/18/2006, SIZE 250,000, 1,511	—	1,139,820
DEC 06 EURODOLLAR-CME FUTURE SHORT	EXPIRES 12/18/2006, SIZE 250,000, 747	—	(44,860)
S&P 500 EMINI FUTURE	EXPIRES 03/17/2006, SIZE 50, 12	—	(1,710)
SEP 06 EURODOLLAR-CME FUTURE LONG	EXPIRES 09/18/2006, SIZE 250,000, 92	—	3,920
SEP 06 EURODOLLAR-CME FUTURE SHORT	EXPIRES 09/18/2006, SIZE 250,000, 76	—	(26,593)
SEP 06 10 YEAR T NOTES-CBT FUTURE SHORT	EXPIRES 09/20/2006, SIZE 100,000, 467	—	(354,363)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
FUTURES CONTRACTS (CONTINUED):
SEP 06 5 YEAR T NOTES-CBT FUTURE SHORT	EXPIRES 09/29/2006, SIZE 100,000, 594	—	(1,092,207)
DEC 06 TREASURY BONDS-CBT FUTURE LONG	EXPIRES 12/31/2006, SIZE 100,000, 264	—	289,196
SEP 06 TREASURY BONDS-CBT FUTURE LONG	EXPIRES 9/20/2006, SIZE 100,000, 312	—	862,391
SEP 06 TREASURY BONDS-CBT FUTURE SHORT	EXPIRES 9/30/2006, SIZE 100,000, 296	—	(991,418)
US LONG BOND (CBT)	EXPIRES 12/19/2006, SIZE 100,000, 264	—	(364,289)
DEC 06 10 YEAR T NOTES-CBT FUTURE LONG	EXPIRES 12/31/2006, SIZE 100,000, 632	—	655,623
SEP 06 10 YEAR T NOTES-CBT FUTURE LONG	EXPIRES 9/20/2006, SIZE 100,000, 498	—	1,005,327
DEC 06 10 YEAR T NOTES-CBT FUTURE SHORT	EXPIRES 12/31/2006, SIZE 100,000, 613	—	(320,658)
SEP 06 5 YEAR T NOTES-CBT FUTURE LONG	EXPIRES 09/29/2006, SIZE 100,000, 601	—	1,084,377

TOTAL FUTURES CONTRACTS		—	1,844,556

WRITTEN OPTIONS:
DEC 06 EMCC SECURITY	CALL SOCIETY 4098846, EX. 12/15/2006, 47	(10,940)	—
W/CALL EURO DOLLAR 1 YEAR	CALL SOCIETY 4098846, EX. 12/15/2006, 34	(8,118)	—
W/CALL EURO DOLLAR FUTURE OPTION	CALL SOCIETY 4098846, EX. 09/18/2006, 17	(4,165)	—
W/CALL EURO DOLLAR FUTURE OPTION	CALL SOCIETY 4098846, EX. 09/18/2006, 59	(11,780)	—
W/CALL EURO DOLLAR FUTURE OPTION	CALL SOCIETY 4098846, EX. 12/18/2006, 32	(4,040)	—
W/CALL USA TREASURY BONDS	CALL SOCIETY 40988D6, EX. 02/23/2007, 10	(7,294)	(7,081)
W/CALL USA TREASURY BONDS	CALL SOCIETY 4098846, EX. 11/21/2006, 70	(41,853)	—
W/CALL USA TREASURY BONDS	CALL SOCIETY 4098846, EX. 11/21/2006, 40	(46,050)	(71,450)
W/CALL USA TREASURY BONDS	CALL SOCIETY 4098846, EX. 11/21/2006, 25	(15,875)	(23,438)
W/CALL USA TREASURY BONDS	CALL SOCIETY 4098846, EX. 11/21/2006, 8	(6,960)	(6,540)
W/CALL USA TREASURY BONDS	CALL SOCIETY 4098846, EX. 11/21/2006, 24	(10,130)	—
W/CALL USA TREASURY NOTES	CALL SOCIETY 4098846, EX. 11/21/2006, 155	(74,163)	(104,993)
W/CALL USA TREASURY NOTES	CALL SOCIETY 4098846, EX. 11/21/2006, 155	(65,381)	(14,057)
W/CALL USA TREASURY NOTES	CALL SOCIETY 4098846, EX. 11/21/2006, 102	(31,881)	(2,665)
W/CALL USA TREASURY NOTES	CALL SOCIETY 4098846, EX. 11/21/2006, 48	(17,557)	(24,506)
W/PUT EURO DOLLAR	PUT SOCIETY 4098846, EX. 12/18/2006, 16	(2,720)	—
W/PUT EURO DOLLAR	PUT SOCIETY 4098846, EX. 12/15/2006, 32	(6,240)	—

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Plan number: 002 — EIN: 13/4994650
Schedule of Assets (Acquired And Disposed of Within Year)
For The Year Ended December 31, 2006
(IRS Form 5500 — Schedule H — Part IV — Line 4i)

(a) Identity of Issue, Borrower, Lessor, or Similar	(b) Description of investment, including maturity date,	(c) Cost of	(d) Proceeds of
Party	rate of interest, collateral, par, or maturity value	acquisitions	dispositions
WRITTEN OPTIONS (CONTINUED):
W/PUT USA TREASURY BONDS	PUT SOCIETY 4098846, EX. 11/21/2006, 25	(10,797)	—
W/PUT USA TREASURY BONDS	PUT SOCIETY 4098846, EX. 08/25/2006, 8	(1,835)	—
W/PUT USA TREASURY BONDS	PUT SOCIETY 4098846, EX. 08/25/2006, 9	(2,064)	—
W/PUT USA TREASURY BONDS	PUT SOCIETY 4098846, EX. 11/21/2006, 56	(38,845)	—
W/PUT USA TREASURY NOTES	PUT SOCIETY 4098846, EX. 11/21/2006, 17	(5,884)	—
W/PUT USA TREASURY NOTES	PUT SOCIETY 4098846, EX. 11/21/2006, 42	(8,978)	—

TOTAL WRITTEN OPTIONS		(433,550)	(254,730)

SECURITIES SOLD SHORT:
CDS.DJ.CDX.NA.ID.6 PAY	1,600,000	(1,601,398)	(1,599,757)
CDS.DJ.CDX.NA.ID.6 PAY	1,300,000	(1,301,839)	(1,299,803)
CDS.DJ.CDX.NA.ID.6 PAY	3,900,000	(3,909,811)	(3,899,408)
CDS-CDX.NA.HY	500,000	(500,000)	(500,000)
CDS-DJ.CDX.NA.IG.HVOL	4,000,000	(4,012,298)	(4,001,975)

TOTAL SECURITIES SOLD SHORT		(11,325,346)	(11,300,943)

TOTAL INVESTMENTS		$900,705,470	$911,952,820

INDEX TO EXHIBITS
SEQUENTIALLY NUMBERED

Exhibit No.	Exhibits	Page At Which Located

23.1	Consent of Independent Registered Public Accounting Firm	99
23.2	Consent of Independent Registered Public Accounting Firm	100

SIGNATURE
Pursuant to the requirements of the Securities Exchange of Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

JPMORGAN CHASE & CO.

By:	/s/ Louis Rauchenberger

Louis Rauchenberger
JPMorgan Chase & Co.
Managing Director and Controller
(Principal Accounting Officer)
Date: June 27, 2007